UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WARNER BROS. DISCOVERY, INC.

(Name of Subject Company)

WARNER BROS. DISCOVERY, INC.

(Name of Persons Filing Statement)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Priya Aiyar

Chief Legal Officer

Warner Bros. Discovery, Inc.

230 Park Avenue South

New York, New York 10003

(212) 548-5555

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Jonathan E. Levitsky Gordon S. Moodie Katherine D. Taylor Erik J. Andren Debevoise & Plimpton LLP 66 Hudson Boulevard New York, New York 10001 (212) 909-6000	Andrew J. Nussbaum Karessa L. Cain Hannah Clark Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Warner Bros. Discovery, Inc., a Delaware corporation (“WBD” or the “Company”). WBD’s principal executive offices are located at 230 Park Avenue South, New York, New York 10003. WBD’s telephone number at this address is (212) 548-5555.

Securities

The title of the class of equity securities to which this Statement relates is WBD’s Series A common stock, par value $0.01 per share (“WBD Common Stock”). As of December 16, 2025, there were 2,479,486,688 shares of WBD Common Stock outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of WBD, which is the subject company and the person filing this Statement, are set forth in Item 1 above. WBD’s website address is www.wbd.com. The information contained on or connected to WBD’s website is not incorporated by reference in this Statement and should not be considered a part of this Statement.

Tender Offer

This Statement relates to the unsolicited offer by Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“PSKY”), to purchase all of the outstanding shares of WBD Common Stock, other than shares held in treasury by WBD or owned by PSKY or any of its wholly-owned subsidiaries, at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by PSKY with the Securities and Exchange Commission (the “SEC”) on December 8, 2025. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase.

The tender offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City time, on January 8, 2026, unless PSKY extends or earlier terminates the Offer (as extended, the “Expiration Date”).

PSKY has stated that the purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, WBD. PSKY has stated it intends, substantially concurrent with and following the completion of the Offer, to consummate a second-step merger between WBD and the Purchaser pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Second-Step Merger”). PSKY has stated the purpose of the Second-Step Merger is to acquire all of the outstanding shares of WBD Common Stock not acquired pursuant to the Offer. In the Second-Step Merger, each remaining outstanding share of WBD Common Stock (other than shares held in treasury by WBD, shares owned by PSKY or any of its wholly-owned subsidiaries or shares as to which appraisal rights have been properly exercised by the holders or beneficial owners of such shares in accordance with the DGCL) would be converted into the right to receive the same amount of cash as is received by WBD stockholders pursuant to the Offer. After the Second-Step Merger, PSKY would own all of the outstanding shares of WBD Common Stock and WBD would be a wholly-owned direct subsidiary of PSKY.

According to the Schedule TO, both the board of directors of WBD (the “WBD Board”) and WBD stockholders would be required to approve the Second-Step Merger, unless PSKY receives at least 90% of the outstanding shares of WBD Common Stock in the Offer, in which case PSKY would not be required to, and would not seek the approval of, WBD stockholders before effecting the Second-Step Merger of the Purchaser with and into WBD as a “short-form merger” pursuant to Section 253 of the DGCL. Section 253 of the DGCL provides that a parent corporation owning at least 90% of the outstanding shares of each class of the stock of a subsidiary entitled to vote on a merger (without applying Section 253 of the DGCL) can merge with that subsidiary without advance notice or consent of the board of directors or minority stockholders of such subsidiary upon approval by the parent corporation’s board of directors. Accordingly, if the Offer is completed and PSKY receives, through the Purchaser, at least 90% of the outstanding shares of WBD Common Stock, PSKY intends to effect the Second-Step Merger to acquire all outstanding shares of WBD Common Stock without a vote of WBD stockholders in accordance with Section 253 of the DGCL.

The Offer is also subject to numerous conditions. Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) PSKY’s and the Purchaser’s rights to extend and amend the Offer at any time, in their discretion, PSKY and the Purchaser are not required to accept for purchase any shares of WBD Common Stock tendered pursuant to the Offer and may terminate, extend or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of PSKY and the Purchaser, any one or more of the following conditions shall not have been satisfied:

•

The “PSKY Merger Agreement Condition” – WBD shall have entered into a definitive merger agreement with PSKY and the Purchaser substantially in the form of the merger agreement submitted by PSKY to WBD on December 4, 2025 and attached to the Offer to Purchase as part of Annex A (the “PSKY Merger Agreement”), other than changes required to reflect completion of the Offer followed by a second-step merger under Section 251(h) of the DGCL and any other changes mutually agreed between WBD and PSKY;

•	The “Abandonment of Separation Condition” – WBD’s plans to separate its Streaming & Studios and Global Networks businesses into two separate publicly traded companies shall not have been consummated;

•

The “Minimum Tender Condition” – WBD stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of shares of WBD Common Stock that constitutes a majority of the then-outstanding shares of WBD Common Stock on a fully diluted basis;

•	The “Section 203 Condition” – The restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the Second-Step Merger following the Offer;

•

The “Competition Laws Condition” – The waiting period applicable to the Offer and the Second-Step Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), shall have expired or been terminated, and any commitments not to close the Offer or the Second-Step Merger before a certain date under a timing agreement entered into by PSKY or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained;

•

The “Injunction Condition” – No governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the Second-Step Merger;

•

The “Material Adverse Effect Condition” – There shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined below);

•

The “Regulatory Material Adverse Effect Condition” – No approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer or the Second-Step Merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the Second-Step Merger;

•

The “Termination of Netflix Merger Agreement/Stockholder Vote Condition” – the Netflix Merger Agreement (as defined below) shall have been validly terminated in accordance with its terms and WBD stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby; and

•

The “Compliance Condition” – WBD shall not have taken any action or actions that would have constituted a breach in any material respect of Section 6.1 of the PSKY Merger Agreement as if such agreement had been entered into as of the date of the Offer.

According to the Schedule TO, the Offer is not subject to any financing conditions, Committee on Foreign Investment in the United States (“CFIUS”) clearance or (so long as WBD complies with its covenants as contemplated by the PSKY Merger Agreement) Federal Communications Commission (“FCC”) approval.

According to the Schedule TO, the foregoing conditions are for the sole benefit of PSKY and the Purchaser and may be asserted by PSKY or the Purchaser regardless of the circumstances giving rise to any such condition or, other than the “Competition Laws Condition” and “Injunction Condition,” may be waived by PSKY or the Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the Offer in its discretion. The Schedule TO further provides that, to the extent PSKY or the Purchaser waives a condition set forth in the Offer to Purchase with respect to one tender, PSKY and the Purchaser would waive that condition with respect to all other tenders. According to the Schedule TO, the failure by PSKY or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer. Any determination by PSKY or the Purchaser concerning any condition or event described in the Offer to Purchase shall be final and binding on all parties to the fullest extent permitted by law.

According to the Schedule TO, subject to applicable law, PSKY and the Purchaser reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that PSKY or the Purchaser enters into a merger agreement with WBD and such merger agreement does not provide for a tender offer, PSKY and the Purchaser reserve the right to terminate the Offer, in which case the shares of WBD Common Stock would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by PSKY and WBD and specified in such merger agreement.

The Schedule TO states that the principal executive offices of the Purchaser are located at 1515 Broadway, New York, New York 10036 and that its telephone number is (212) 258-6000.

Definition of Material Adverse Effect

“Material Adverse Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with any other effect, event, development, change, state of facts, condition, circumstance or occurrence that is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of WBD and its subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a “Material Adverse Effect,” or be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur:

(a) effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory, economic or business conditions (including tariffs, trade policies and sanctions) in any jurisdiction in which WBD or its subsidiaries has material operations or in which products or services of WBD or its subsidiaries are sold; (b) effects that are the result of factors generally affecting the industries, markets or geographical areas in which WBD or its subsidiaries has material operations; (c) changes in the relationship of WBD or its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting effect that was caused by the announcement, pendency or performance of the Offer by, or resulting or arising from the identity of or any facts or circumstances relating to, PSKY or its affiliates; (d) changes or modifications in accounting standards applicable to WBD or its subsidiaries, including U.S. generally accepted accounting principles, or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of the Offer to Purchase; (e) any failure by WBD or its subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; (f) effects resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, cyberterrorism, ransomware or malware, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including pandemics and epidemics) or any other force majeure event, or any national or international calamity or crisis; (g) any actions taken or failed to be taken by WBD or its subsidiaries that are expressly required to be taken by the Offer to Purchase or any actions taken with PSKY’s written consent or failed to be taken at PSKY’s written request; (h) any effect or announcement of an effect affecting the credit rating or other rating of financial strength of WBD, its subsidiaries or any of their respective securities; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any effect underlying such effect or announcement of an effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; provided, further that, with respect to clauses (a), (b), (d) and (f), such effect, event, development, change, state of facts, condition, circumstance or occurrence shall be taken into account in determining whether a “Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects WBD and its subsidiaries (taken as a whole) compared to other companies operating in the industries and geographies in which WBD and its subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or as otherwise incorporated herein by reference, including in Exhibit (e)(3)-(e)(69) to this Statement and in the excerpts from WBD’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 23, 2025 (the “2025 Proxy Statement”), relating to WBD’s Annual Meeting held on June 2, 2025, which excerpts are filed as Exhibit (e)(2) to this Statement and incorporated herein by reference, to the knowledge of WBD as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between WBD or any of its affiliates, on the one hand, and (a) WBD or any of its executive officers, directors or affiliates, or (b) PSKY or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(2) is incorporated herein by reference and includes the following sections from the 2025 Proxy Statement: “Corporate Governance—Transactions with Related Persons,” “Corporate Governance—Director Compensation,” “Executive Compensation—Compensation Discussion and Analysis,” “Executive Compensation—Compensation Philosophy and Practices,” “Executive Compensation—NEO Compensation in 2024,” “Executive Compensation—Executive Compensation Tables” and “Stock Ownership.”

Any information contained in the pages from the 2025 Proxy Statement incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

The Netflix Merger Agreement

On December 4, 2025, WBD, Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Netflix (“Merger Sub”), and New Topco 25, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of WBD (“New WBD”), entered into an Agreement and Plan of Merger (the “Netflix Merger Agreement”), pursuant to and subject to the terms of which, among other things, (i) a newly formed Delaware corporation and wholly-owned subsidiary of New WBD will merge with and into WBD (the “Holdco Merger”) in accordance with Section 251(g) of the DGCL, with WBD surviving as a wholly-owned subsidiary of New WBD and with the stockholders of WBD immediately prior to the effective time of the Holdco Merger becoming the stockholders of New WBD at and immediately following the effective time of the Holdco Merger, (ii) WBD will undertake an internal reorganization and the separation and distribution (the “Separation and Distribution”) of WBD’s Global Linear Networks business and certain other assets (the “SpinCo Business”) pursuant to a separation and distribution agreement (the “Separation and Distribution Agreement”), as a result of which WBD will hold the Streaming & Studios businesses of WBD (the “Retained Business” or “Warner Bros.”) and a newly formed entity (“Discovery Global”) will hold the SpinCo Business, and WBD will distribute all of the issued and outstanding stock of Discovery Global to the holders of the outstanding shares of WBD Common Stock, on a pro rata basis, and (iii) Merger Sub will merge with and into WBD, with WBD surviving as a wholly-owned subsidiary of Netflix (the “Netflix Merger”).

For the avoidance of doubt, all references to WBD with respect to a matter occurring after the completion of the Holdco Merger will be deemed to be references to New WBD.

The boards of directors of WBD and Netflix have unanimously approved the Netflix Merger Agreement and the consummation of the Netflix Merger, and the other transactions contemplated thereby, and the WBD Board has unanimously resolved to recommend that WBD’s stockholders approve the Netflix Merger and adopt the Netflix Merger Agreement.

Subject to the terms and conditions set forth in the Netflix Merger Agreement and the Separation and Distribution Agreement, at the effective time of the Netflix Merger, WBD stockholders will receive for each share of WBD Common Stock (a) an amount in cash equal to $23.25, without interest, and (b) a number of shares of common stock of Netflix, par value

$0.001 per share (“Netflix Common Stock”), equal to an exchange ratio to be determined based on the 15-day volume-weighted average trading price of Netflix Common Stock (measured three trading days prior to the closing of the Netflix Merger), subject to a collar and a dollar-for-dollar adjustment based on the net indebtedness of Discovery Global at the time of the Separation and Distribution. In addition, in connection with the Separation and Distribution, WBD stockholders will receive for each share of WBD Common Stock a number of shares of common stock of Discovery Global equal to a distribution ratio to be determined closer in time to the Separation and Distribution.

The Netflix Merger Agreement contains customary representations and warranties and pre-closing covenants of both WBD and Netflix, along with customary closing conditions, including, among others, the consummation of the Separation and Distribution.

The Netflix Merger Agreement also provides for certain mutual termination rights. Upon termination of the Netflix Merger Agreement under certain circumstances, including, but not limited to, if WBD terminates the Netflix Merger Agreement to enter into a definitive agreement providing for a Company Superior Proposal (as defined in the Netflix Merger Agreement), WBD will be obligated to pay Netflix a fee equal to $2.8 billion. Additionally, if the Netflix Merger Agreement is terminated after March 4, 2027 (subject to two automatic three-month extensions under certain circumstances) due to failure to receive certain regulatory clearances or due to an antitrust or foreign regulatory injunction permanently enjoining the Netflix Merger, Netflix will be obligated to pay WBD a fee equal to $5.8 billion.

A summary of the Netflix Merger Agreement is contained in Annex A to this Statement, which contains certain disclosure from WBD’s Current Report on Form 8-K filed with the SEC on December 5, 2025 (Film # 251553760). This summary does not purport to be complete and is qualified in its entirety by reference to the Netflix Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Relationship with PSKY

According to the Schedule TO, as of December 8, 2025, PSKY was the beneficial owner of 1,000 shares of WBD Common Stock, representing less than 1% of the outstanding shares of WBD Common Stock. As of December 17, 2025, WBD was the beneficial owner of no shares of PSKY Class A common stock, par value $0.001 per share, or Class B common stock, par value $0.001 per share.

The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.

Arrangements with Current Directors and Executive Officers of WBD

Shares of WBD Common Stock Held by Non-Employee Directors and Executive Officers

If WBD’s non-employee directors and executive officers were to tender any shares of WBD Common Stock that they own pursuant to the Offer, and such shares were accepted for exchange by Purchaser, then they would receive the Offer Price of $30.00 per share of WBD

Common Stock on the same terms and conditions as other tendering WBD stockholders. As of December 15, 2025, WBD’s non-employee directors and executive officers (and any of their respective spouses) held an aggregate of 9,352,645 shares of WBD Common Stock. If the non-employee directors and executive officers of WBD were to tender all such shares of WBD Common Stock for exchange pursuant to the Offer, and those shares of WBD Common Stock were accepted by Purchaser in exchange for the Offer Price, then the non-employee directors and executive officers of WBD would collectively receive an aggregate of $280,579,350 in cash.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers

Set forth below is a discussion of the treatment of the equity-based awards and WBD Notional Units (as defined below) held by WBD’s non-employee directors and executive officers in connection with the consummation of the Offer. Equity-based awards held by WBD’s executive officers were granted pursuant to WBD’s Amended & Restated Warner Bros. Discovery, Inc. Stock Incentive Plan or the Warner Bros. Discovery, Inc. 2013 Incentive Plan (together, including all award agreements thereunder, the “Stock Incentive Plan”) and equity-based awards held by WBD’s non-employee directors were granted pursuant to the Warner Bros. Discovery, Inc. 2005 Director Incentive Plan (as amended and restated, including all award agreements thereunder, the “Director Incentive Plan”).

The Offer provides as a condition to its completion that WBD and PSKY will have entered into the PSKY Merger Agreement, which among other things, provides for the treatment of outstanding equity-based awards in connection with the consummation of the Offer. Pursuant to the PSKY Merger Agreement, all outstanding equity-based awards held by non-employee directors and executive officers of WBD would be assumed by PSKY and converted into PSKY equity-based awards of equivalent value based on the Offer Price (“Assumed PSKY Equity Awards”), which Assumed PSKY Equity Awards would otherwise be subject to the same vesting terms and other conditions (including any double trigger protection) as in effect for such WBD equity-based awards immediately prior to the consummation of the Offer.

It is assumed for all purposes of this discussion that the consummation of the Offer would constitute a “change in control” under each of the Stock Incentive Plan and the Director Incentive Plan, following which, if the holder of an Assumed PSKY Equity Award is terminated other than for “cause” or for certain executive officers only, such holder resigns with “good reason” (either, a “qualifying termination”), such qualifying termination would result in the full acceleration of vesting of the Assumed PSKY Equity Award. The definitions of “cause” and “good reason” applicable to each WBD director or executive officer are contained in his or her respective award or employment-related agreements. It is further assumed for all purposes of this discussion that, in connection with the consummation of the Offer, equity-based awards and WBD Notional Units are treated pursuant to the terms of the PSKY Merger Agreement, and, therefore, references to the “consummation of the Offer” in such context shall be understood to include the closing of the Second-Step Merger pursuant to the terms of the PSKY Merger Agreement.

Awards Held by Non-Employee Directors of WBD

As of December 15, 2025, WBD non-employee directors held an aggregate of 288,000 unvested restricted stock units of WBD (“WBD RSUs”) and 280,316 deferred stock units of WBD (“WBD DSUs”) under the Director Incentive Plan. WBD DSUs are vested WBD RSUs, the settlement of which has been deferred pursuant to deferral elections made by non-employee directors. Pursuant to the PSKY Merger Agreement, all WBD RSUs and WBD DSUs held by non-employee directors would be assumed by PSKY and converted into restricted stock units or deferred stock units of PSKY, respectively, of equivalent value based on the Offer Price.

The following table summarizes the number of WBD RSUs and WBD DSUs held by each non-employee director as of December 15, 2025 and the estimated cash value, based on the Offer Price of $30.00 per share of WBD Common Stock that each non-employee director would be expected to receive in respect of such award assuming that such awards are converted into Assumed PSKY Equity Awards in connection with the consummation of the Offer and, for purposes of illustration only, that each non-employee director is terminated in a qualifying termination immediately following the consummation of the Offer. For any Assumed PSKY Equity Award that is a deferred stock unit, the settlement timing for such award shall follow the applicable settlement election made by the holder thereof. All unit numbers and dollar values have been rounded to the nearest whole number.

Name	WBD RSUs (#)	WBD DSUs(1) (#)	Total Value ($)
Samuel A. Di Piazza, Jr.	24,000	59,151	$2,494,530
Richard W. Fisher	24,000	16,106	$1,203,180
Paul A. Gould	24,000	103,159	$3,814,770
Debra L. Lee	24,000	16,106	$1,203,180
Joseph M. Levin	24,000	10,537	$1,036,110
Anton J. Levy	24,000	0	$720,000
Kenneth W. Lowe	24,000	0	$720,000
Fazal F. Merchant	24,000	0	$720,000
Anthony J. Noto	24,000	0	$720,000
Paula A. Price	24,000	59,151	$2,494,530
Daniel E. Sanchez	24,000	0	$720,000
Geoffrey Y. Yang	24,000	16,106	$1,203,180

(1)

Non-employee directors may elect for WBD DSUs to be settled upon a separation from service, one year following a separation from service or five years following a separation from service, or on a specified date. The consummation of the Offer would not be expected to impact the settlement timing of such WBD DSUs, unless the holder experiences a separation from service in connection with either such event.

WBD Notional Units Held by Non-Employee Directors of WBD

Certain non-employee directors of WBD hold notional investment units with respect to shares of WBD Common Stock (“WBD Notional Units”) acquired in connection with an election to defer such director’s cash retainer under the Warner Bros. Discovery, Inc. Non-Employee Directors Deferral Plan. Pursuant to the PSKY Merger Agreement, all WBD Notional Units would be assumed by PSKY and converted into notional investment units of PSKY of equivalent value based on the Offer Price and that would otherwise be subject to the same settlement timing that applied to such WBD Notional Units prior to the consummation of the Offer, unless the holder were to experience a separation from service in connection with the consummation of the Offer.

As of December 15, 2025, Samuel A. Di Piazza, Jr. and Paula A. Price held 79,714 and 8,400 WBD Notional Units, respectively, which would have a value of $2,391,420 and $252,000, respectively, at the Offer Price of $30.00 per share of WBD Common Stock.

Awards Held by Executive Officers of WBD

Pursuant to the PSKY Merger Agreement, equity-based awards held by executive officers would, subject to certain exceptions, be assumed by PSKY and converted into PSKY awards of equivalent value and the same form, except that any WBD performance restricted stock units (“WBD PRSUs”) would be converted into time-based restricted stock units of PSKY with the applicable performance-vesting criteria determined (1) with respect to any WBD PRSU for which the performance period has been completed prior to the consummation of the Offer, based on actual performance and (2) with respect to any WBD PRSU for which the applicable performance period has not been completed prior to the consummation of the Offer, based on the greater of (I) target performance and (II) actual performance extrapolated through the end of the applicable performance period as determined in good faith based on actual performance through the date of the consummation of the Offer and consistent with past practice. Any options to purchase WBD Common Stock (“WBD Options”) for which the exercise price is equal to or greater than the Offer Price (“Underwater Options”) would be canceled at the consummation of the Offer for no consideration. As of December 15, 2025, WBD’s executive officers held an aggregate of 3,503,516 WBD RSUs, 21,948,631 WBD PRSUs and 25,364,768 WBD Options (including, in each case, unvested awards and awards that have vested but not yet settled into, or been exercised for, shares of WBD Common Stock, but excluding any Underwater Options). The aggregate number of WBD PRSUs outstanding is calculated after adjusting for achievement of performance-vesting criteria, which for 2023 annual WBD PRSU awards is calculated based on actual achievement as of the date hereof (which level is 208%), and for all other WBD PRSUs for which the performance period is ongoing (including those held by Mr. Zaslav), is calculated assuming maximum performance (but the number of WBD PRSUs outstanding at the time of the consummation of the Offer may be less depending on actual performance at such time).

All Assumed PSKY Equity Awards resulting from conversion of the equity-based awards held by WBD’s executive officers would be subject to the “double trigger” accelerated vesting if the holder thereof is terminated in a qualifying termination within 12 months following the consummation of the Offer. In addition, certain stock options held by WBD’s Chief Executive Officer, David Zaslav, that were granted on June 12, 2025 (the “CEO Options”) are subject to “single trigger” vesting on a “change in control,” including the consummation of the Offer. All of the CEO Options are subject to a service-based vesting condition requiring continued employment over a period of five years from the grant date, which service condition ceases to apply upon the consummation of a “change in control.” In addition, 60% of such CEO Options are subject to performance goals related to the price of WBD Common Stock relative to each CEO Option’s exercise price, which performance goals have already been achieved. Accordingly, 100% of such CEO Options are eligible to vest on a “single trigger” basis in connection with the consummation of the Offer. Pursuant to Mr. Zaslav’s employment agreement, WBD has agreed to grant Mr. Zaslav an additional 3,052,734 WBD Options on January 2, 2026 on terms consistent with the CEO Options and may also grant to Mr. Zaslav additional WBD Options or other awards to make up for the lost economic value if the exercise price of the WBD Options granted on January 2, 2026 is higher than that of the CEO Options granted in June of 2025 (together, the “Follow-On CEO Awards”). Because the terms of any such Follow-On CEO Awards are unknown as of the date of this Statement, no value is ascribed to them in the table below.

The following table summarizes the vested and unvested equity-based awards held by each executive officer as of December 15, 2025 and the estimated cash value, based on the Offer Price of $30.00 per share of WBD Common Stock, that each executive officer would be entitled to receive in respect of such awards, assuming that such awards were converted into Assumed PSKY Equity Awards (with the performance adjustments described below for any WBD PRSUs) and, for purposes of illustration only, that each executive officer was terminated in a qualifying termination immediately following the consummation of the Offer. All unit numbers and dollar values have been rounded to the nearest whole number.

Name	WBD RSUs (#)	WBD PRSUs (#)(1)	WBD Options (#)		Total Value of Unvested Awards ($)(2)	Total Value of Vested Awards ($)(3)
David M. Zaslav	—	6,608,016	20,898,776	(4)	$537,668,436	$75,203,760
Gunnar Wiedenfels	423,978	3,729,718	732,159		$138,767,232	$—
Priya Aiyar	845,092	763,530	234,070		$52,701,300	$—
Bruce L. Campbell	434,788	4,025,038	1,323,610		$120,751,138	$32,664,076
Lori Locke	100,962	—	—		$3,028,860	$—
Jean-Briac Perrette	454,689	4,025,038	1,395,596		$150,282,582	$6,528,101
Amy Girdwood	966,130	—	—		$—	$28,983,900
Gerhard Zeiler	277,877	2,797,291	780,557		$83,918,720	$23,044,998

(1)

WBD PRSUs. Amounts reported in this column include (a) 19,121,731 unvested WBD PRSUs for which the performance period has not ended (“Unvested In-Progress PRSUs”), (b) 320,108 unvested WBD PRSUs for which the performance period has ended but that remain subject to time-based vesting conditions and (c) 2,506,792 fully vested PRSUs held by Mr. Zaslav that are no longer subject to performance or time-based vesting conditions but for which settlement into shares of WBD Common Stock is scheduled to occur at a later date (“Deferred PRSUs”). The number of Unvested In-Progress PRSUs held by Mr. Zaslav assumes achievement of the applicable performance-vesting criteria at the maximum level (200% of target) pursuant to the terms of Mr. Zaslav’s employment agreement. For the other executive officers, the number of Unvested In-Progress PRSUs is based on the forecasted level of actual achievement of the applicable performance-vesting criteria for 2023 annual WBD PRSU awards (which level is 208% of target), and, for illustrative purposes, maximum level of achievement of applicable performance-vesting criteria for all other Unvested In-Progress PRSUs (but the number of WBD PRSUs outstanding at the time of the consummation of the Offer may be less depending on actual achievement of applicable performance-vesting criteria at such time).

(2)

Total Value of Unvested Awards. Amounts reported in this column reflect the aggregate value of each executive officer’s outstanding unvested equity-based awards, which (i) for the unvested WBD RSUs and unvested WBD PRSUs, is equal to the product obtained by multiplying the Offer Price of $30.00 per share by the number of shares of WBD Common Stock underlying each such award (after adjusting WBD PRSUs for assumed performance as described above), and (ii) for the unvested WBD Options, is equal to the product obtained by multiplying the number of shares of WBD Common Stock underlying each such award by the difference between $30.00 and the exercise price per option. Amounts reported in this column for Mr. Zaslav reflect the value of his outstanding CEO Options ($414,631,716), which are “single trigger” awards that vest solely as a result of the consummation of the Offer, and the value of his outstanding Unvested In-Progress PRSUs ($123,036,720), which are “double trigger” awards that do not become vested unless he experiences a qualifying termination within 12 months following the consummation of the Offer. All unvested equity-based awards held by all other executive officers are “double trigger” awards that do not become vested unless the executive officer experiences a qualifying termination within the 12 months following the consummation of the Offer.

(3)

Total Value of Vested Awards. Amounts reported in this column reflect the aggregate value of (a) the Deferred PRSUs held by Mr. Zaslav, (b) 1,301,179 WBD Options held by Messrs. Campbell, Perrette and Zeiler that are vested and currently exercisable with an aggregate cash value (based on the Offer Price) equal to $3,729,662, $6,528,101 and $4,091,417, respectively, (c) 1,373,852 WBD Options held by Messrs. Campbell and Zeiler that are not currently exercisable but without regard to a change in control would be retained and exercisable following a voluntary or involuntary employment termination (other than for “cause” or due to death or disability) because the executive has satisfied retirement eligibility criteria under the applicable award agreement (“Retirement-Vested Options”) with an aggregate cash value (based on the Offer Price) equal to $15,890,774 and $10,617,271, respectively and (d) 1,678,795 WBD RSUs held by Messrs. Campbell and Zeiler and Ms. Girdwood that without regard to a change in control would be retained following a voluntary or involuntary employment termination (other than for “cause” or due to death or disability) because the executive has satisfied retirement eligibility criteria under the applicable award agreement (“Retirement-Vested RSUs”) with an aggregate cash value (based on the Offer Price) equal to $13,043,640, $8,336,310 and $28,983,900, respectively.

(4)	Does not include the potential value of any Follow-On CEO Awards, the terms of which are unknown as of the date of this Statement.

Transaction Bonus Program

On December 3, 2025, the compensation committee of the WBD Board (the “Compensation Committee”) adopted a transaction bonus program (the “Transaction Bonus Program”), the purpose of which is both to recognize and incentivize the contributions of selected key employees, which may include WBD’s executive officers other than its Chief Executive Officer, to the success of a spin-off, including the Separation and Distribution, and change in control of the Retained Business contemplated as part of the Netflix Merger Agreement, as well as to secure and encourage the continued employment of such employees through the consummation of the Separation and Distribution and/or change in control. Under the Transaction Bonus Program, designated employees may receive a cash bonus from a pool of $38.7 million. As of the date hereof, no amounts from the pool have been allocated to WBD’s eligible executive officers.

Existing WBD Executive Employment Agreements

Benefits upon Termination of Employment

WBD’s executive officers are generally eligible for severance benefits under their respective employment agreements in the event of a qualifying termination, regardless of whether a “change in control” (including the consummation of the Offer) has occurred.

In the event of a qualifying termination, and subject to the execution and non-revocation of a release of claims and continued compliance with any applicable restrictive covenants (as discussed below in the section entitled “Restrictive Covenants”) executive officers (other than Mr. Zaslav) would generally be entitled to receive:

•

Cash Severance: Continued payment of base salary for a period not to exceed 24 months, which is the longest of (i) the remainder of the executive officer’s employment term, (ii) 12 months, or (iii) the number of weeks of severance to which the executive officer would have been entitled under WBD’s severance plan then in effect (the “Base Salary Continuation Period”).

•

Target Annual Bonus(es): An annual bonus for the year of termination, based on target performance, and an additional target annual bonus for each subsequent year (or partial year) within the Base Salary Continuation Period, with the target annual bonus for any partial year within the Base Salary Continuation Period prorated based on the portion of the year that occurs within the Base Salary Continuation Period, payable at the time bonuses for the applicable year are paid to other executives.

•

Health and Welfare Benefits: Reimbursement of COBRA premiums for up to 18 months for Messrs. Wiedenfels, Campbell and Perrett; continued eligibility to participate in WBD’s applicable group health plans during the Base Salary Continuation Period for Mmes. Aiyar, Locke and Girdwood. Mr. Zeiler’s

employment agreement does not provide for post-termination health and welfare benefits.

•	Repatriation: Mr. Wiedenfels is also eligible for repatriation benefits covering himself and his family members.

In the event of a qualifying termination, and subject to the execution and non-revocation of a release of claims, Mr. Zaslav would be entitled to receive:

•

Cash Severance: An amount equal to one-twelfth (1/12) of the average annual base salary Mr. Zaslav was earning in the calendar year of the termination and the immediately preceding calendar year, multiplied by 24 months, plus an amount equal to one-twelfth (1/12) of the average annual bonus paid to Mr. Zaslav for the immediately preceding two years (excluding the amount of any annual bonus in excess of $12,000,000), multiplied by 24, payable over the course of 24 months following his termination in accordance with our normal payroll practices.

•	Annual Bonus: A prorated bonus for the year of termination (subject to the applicable performance metrics).

•	Health and Welfare Benefits: Reimbursement of COBRA premiums for up to the maximum applicable COBRA period.

•	Equity-Based Awards: Accelerated vesting of the CEO Options, Follow-On CEO Awards and any outstanding WBD RSUs and WBD PRSUs at maximum levels of performance.

For an estimate of the value of the payments and benefits described above that would be payable to WBD’s named executive officers in connection with a qualifying termination of employment, see “Item 8. Additional Information—Information Regarding Golden Parachute Compensation.”

Restrictive Covenants

Mr. Zaslav is subject to a non-competition covenant and a non-solicitation of customers and employees covenant that are each applicable during the period of his employment and for a period of 24 months thereafter, unless Mr. Zaslav’s employment is terminated without “cause” or by Mr. Zaslav for “good reason,” in which case the restricted period would be reduced to 12 months following such qualifying termination.

Each of WBD’s other executive officers (other than Mr. Perrette) is subject to a non-competition covenant and a non-solicitation of customers and employees covenant that are each applicable during the period of employment and for 12 months and 18 months, respectively, following the termination of the executive’s services with WBD (except for Ms. Girdwood whose post-employment non-solicitation period is 12 months instead of 18 months).

Mr. Perrette, who is based in California, is subject to non-solicitation covenants with respect to customers and employees that are applicable during the period of employment and for 12 months following the termination of his services with WBD.

All executive officers are required to perpetually maintain the confidentiality of WBD’s confidential information.

Changes in Compensation for Executive Officers upon a Separation and Distribution

Certain executive officers of WBD are party to employment agreements with WBD or one of its subsidiaries that provide for changes in compensation or other special awards that only become effective upon the consummation of a spin-off transaction (including the Separation and Distribution) and would not take effect in the event that the Offer is successful and WBD abandons the Netflix Merger. A summary of such changes or special awards for each executive officer party to such an agreement is provided in both the table and the descriptions below. All dollar values in the table below are rounded to the nearest whole number and expressed in thousands. Mr. Zaslav’s employment agreement also provides for changes in his compensation that become effective on the earlier of a Separation and Distribution or January 1, 2028, which changes include reducing his annual target cash bonus opportunity from $22 million to $6 million and shifting a greater portion of his overall annual compensation opportunity to long-term incentives.

Name	Base Salary(1) ($)	Target Bonus(1) ($)	Target Grant Date Value of Annual Equity-Based Awards ($)	Expiration Date
Gunnar Wiedenfels
Current Terms	$2,142	175% of Base Salary	$8,000	July 10, 2026
Post-Spin Terms	$2,500	350% of Base Salary	$16,000(2)	December 31, 2031
Bruce Campbell
Current Terms	$2,946	200% of Base Salary	$8,500(3)	July 9, 2028
Post-Spin Terms	$2,300	200% of Base Salary	$10,600-$11,600(4)	December 31, 2030
Jean-Briac Perrette
Current Terms	$2,850	200% of Base Salary	$8,500(3)	August 3, 2028
Post-Spin Terms	$2,300	200% of Base Salary	$10,600	December 31, 2029

(1)	Base salary and target bonus amounts for the year in which the Separation occurs to be prorated based on compensation terms in effect for the pre-spin and post spin periods.
(2)

Value of annual equity-based award for the first year in which Mr. Wiedenfels is CEO of Discovery Global will be adjusted with a top-up grant that reflects the higher target value of his annual equity-based award for the prorated portion of the year that he serves as CEO of Discovery Global.

(3)	Target value increased to $9,500,000 for 2025 only; reverts to $8,500,000 thereafter.
(4)	$11,600,000 target for first calendar year post-spin; $10,600,000 target thereafter.

Gunnar Wiedenfels

In addition to the compensation changes described above, upon the consummation of a Separation and Distribution (including prior to a Netflix Merger), in connection with his assumption of the role of CEO of Discovery Global, Mr. Wiedenfels would receive a one-time equity-based award under Discovery Global’s then-effective equity incentive plan with a target grant date value of $15,000,000.

Amy Girdwood

Upon the later of the consummation of a spin-off transaction, including the Separation and Distribution, or July 2, 2026, Ms. Girdwood would be eligible to receive a one-time bonus equal to the sum of her then-current (i) base salary and (ii) target bonus (approximately $2,281,115 based on the exchange rate of 1.34 United States Dollar to 1 Pound sterling recorded as of December 15, 2025).

This summary does not purport to be complete and is qualified in its entirety by reference to (i) the employment agreements of Messrs. Zaslav and Wiedenfels and Mmes. Aiyar, Locke and Girdwood, attached as Exhibits (e)(54), (e)(56), (e)(63), (e)(64) and (e)(65) hereto, (ii) the employment agreements and letter amendments of Messrs. Campbell and Perrette, attached as Exhibits (e)(58), (e)(59), (e)(60) and (e)(61) hereto and (iii) the amendment to Mr. Zaslav’s employment agreement, attached as Exhibit (e)(62) hereto, which each are incorporated herein by reference.

Warner Bros. Discovery Supplemental Retirement Plan

The consummation of the Offer would constitute a “change in control” for purposes of the Warner Bros. Discovery Supplemental Retirement Plan (“WBD SRP”), upon which any unvested discretionary employer contributions to the WBD SRP would become vested. As of December 15, 2025, Ms. Locke has an unvested discretionary employer contribution balance in the WBD SRP of $189,038, and no other executive officers have unvested discretionary employer contribution balances under the WBD SRP.

Indemnification of Directors and Officers

WBD is organized under the laws of the State of Delaware. The Third Restated Certificate of Incorporation of WBD contains provisions permitted under the DGCL relating to the limitation of liability of directors. These provisions eliminate a director’s personal liability to WBD and its stockholders for monetary damages resulting from a breach of his or her fiduciary duty as a director, except in circumstances involving:

•	any breach of the director’s duty of loyalty to WBD or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends, repurchases or redemptions); or

•	any transaction from which the director derived an improper personal benefit.

The principal effect of these limitation of liability provisions is that a WBD stockholder is unable to prosecute an action for monetary damages against a director, unless the stockholder can demonstrate a basis for liability as set forth in the exceptions above. These provisions, however, do not limit or eliminate WBD’s rights or any WBD stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of breach of a director’s fiduciary duty. These provisions do not alter a director’s liability under U.S. federal securities laws.

In addition, provisions in the Second Amended and Restated Bylaws of WBD provide that WBD will indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action or suit by WBD or in its right, by reason of the fact that such person is or was a director or officer of WBD, or while such person is or was a director or officer of WBD, is or was serving at WBD’s request as a director, officer, employee or agent of another corporation or other enterprise, against all liabilities and losses, judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements), in each case only if and to the extent permitted under applicable state or federal law.

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with WBD’s independent legal and financial advisors, the WBD Board, at a meeting on December 15, 2025, unanimously concluded that (i) the Offer is not in the best interests of WBD and its stockholders; (ii) the Offer is not a Company Superior Proposal (as defined in the Netflix Merger Agreement); and (iii) the Offer did not meet the standard of being more favorable to WBD stockholders than the transactions contemplated by the Netflix Merger Agreement, after taking into account all relevant factors, including likelihood of consummation on the terms proposed and all legal, financial and regulatory aspects of the Offer.

Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders. Please see “—Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” below for further detail.

If you have tendered any of your shares of WBD Common Stock, you can withdraw them. For assistance in withdrawing your shares of WBD Common Stock, you can contact your broker or Innisfree M&A Incorporated (“Innisfree”), located at 501 Madison Avenue, 20th Floor, New York, NY 10022, at the telephone number (877) 825-8777 (toll-free) or (212) 750-5833 (banks and brokerage firms).

A copy of the press release relating to the recommendation of the WBD Board that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock to PSKY pursuant to the Offer is filed as Exhibit (a)(2)(B) hereto and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer and the Netflix Merger

The following chronology summarizes the material meetings and events that led to the execution of the Netflix Merger Agreement. This chronology does not purport to catalogue every conversation of, or among, the WBD Board, members of WBD senior management or WBD’s advisors and other parties.

The WBD Board, together with WBD’s senior management, regularly reviews WBD’s performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen WBD’s business and enhance value for its stockholders. From time to time, these reviews and evaluations have included WBD’s strategy as a standalone company and potential opportunities for business combinations, acquisitions, divestitures, partnerships, licensing arrangements, collaborations and other strategic transactions.

During the first quarter of 2024, WBD senior management conducted a due diligence review of Paramount Global, the predecessor to PSKY, during its strategic alternatives review process. The WBD Board, after consultation with WBD senior management, decided not to submit a proposal to acquire Paramount Global.

On December 12, 2024, WBD announced plans to implement a new corporate structure consisting of two operating divisions – global linear networks (the “WBD Global Linear Networks Business”) and streaming and studios (the “WBD Streaming & Studios Business”) – with the goal of enhancing strategic flexibility and creating potential opportunities to unlock stockholder value.

On January 1, 2025, WBD implemented certain transactions to facilitate the movement of entities and assets to align with the two new operating divisions.

On April 28, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) and Kirkland & Ellis, LLP (“Kirkland & Ellis”). During the meeting, the WBD Board discussed potential strategic alternatives to create stockholder value, including (i) a potential sale or divestiture of WBD in its entirety and (ii) a potential tax-free separation via a spin-off of the WBD Streaming & Studios Business from the WBD Global Linear Networks Business. Following advice from its tax and legal advisors, the WBD Board understood that it would be restricted from engaging in substantive merger and acquisition (“M&A”) discussions regarding the spun-off entity or the remaining company for a significant period in order to preserve the tax-free nature of a spin-off of the WBD Streaming & Studios Business. The WBD Board acknowledged that this tax constraint would effectively preclude such M&A discussions during the pendency of the separation. Following discussion, the WBD

Board authorized management to begin the process of evaluating a spin-off of the WBD Streaming & Studios Business.

On May 7, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of J.P. Morgan Securities, LLC (“J.P. Morgan”), Evercore Group L.L.C. (“Evercore”) and Kirkland & Ellis. During the meeting, the WBD Board reviewed the proposed structure for a potential spin-off transaction, whereby WBD would spin off the WBD Streaming & Studios Business to be a separate, standalone public company with the WBD Global Linear Networks Business as the remaining company. The WBD Board also discussed an alternative structure involving a joint venture for the WBD streaming business, and engaged in a review of the legal, tax and governance implications of such structures.

On June 3, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of J.P. Morgan, Evercore, Kirkland & Ellis and KPMG LLP (“KPMG”). During the meeting, the WBD Board discussed WBD’s updated financial forecast, WBD’s long-range plan for each of WBD’s reporting segments and the strategic rationale for pursuing a spin-off of the WBD Streaming & Studios Business from the WBD Global Linear Networks Business.

On June 5, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Kirkland & Ellis, Evercore, J.P. Morgan and KPMG. During the meeting, the WBD Board discussed the proposed separation transaction, certain legal considerations relating to the proposed separation and the proposed costs for the financing aspects of the proposed separation. The WBD Board focused on strategies to minimize one-time costs and dis-synergies associated with a separation.

On June 9, 2025, WBD announced plans to separate the company, in a tax-free transaction, into two publicly traded companies, consisting of the WBD Streaming & Studios Business and the WBD Global Linear Networks Business, with Mr. Zaslav to serve as President and Chief Executive Officer of the WBD Streaming & Studios Business and Mr. Wiedenfels to serve as President and Chief Executive Officer of the WBD Global Linear Networks Business. WBD indicated that the separation was expected to be completed by mid-2026, subject to closing and other conditions, including final approval by the WBD Board.

Throughout the summer of 2025, WBD’s management and advisors continued to progress the workstreams necessary to effectuate the separation, including tax structuring, capital structure, and regulatory preparations.

On August 12, 2025, the WBD Board held an in-person meeting, which included senior management of WBD and representatives of J.P. Morgan and Wachtell Lipton. During the meeting, the WBD Board discussed (i) the timeline of key separation actions and WBD’s target date for actual separation and (ii) potential M&A activity that might occur either prior to completion of the separation for WBD as a whole or after the separation for either the spun-off entity or the remaining company. The WBD Board reaffirmed its commitment to the spin-off of the WBD Streaming & Studios Business as the clearest path to value creation, noting that

WBD’s ability to solicit acquisition proposals was constrained by the tax requirements of the pending separation.

On September 11, 2025, media sources reported that PSKY was preparing a bid for WBD. Following these reports, WBD’s stock price exhibited significant volatility. The WBD Board recognized that PSKY’s approach appeared timed to exploit the period during which WBD was constrained by the tax requirements of the pending separation from marketing the separated businesses to potential bidders.

On September 14, 2025, Mr. Zaslav and David Ellison, Chief Executive Officer of PSKY, met in person at Mr. D. Ellison’s request. At the meeting, Mr. D. Ellison, on behalf of PSKY, proposed to combine WBD and PSKY in a transaction in which WBD stockholders would receive a 60% to 40% cash-stock mix, comprised of $11.40 in cash and 0.404 of a share of PSKY Class B common stock for each outstanding share of WBD Common Stock (the “PSKY September 14 Proposal”). The PSKY September 14 Proposal, which was subsequently delivered in writing, implied a value of approximately $19.00 per share of WBD Common Stock based on PSKY’s trading price at the time of $18.79 per share. The proposal indicated that the acquisition would be funded by a new equity investment in the combined company of approximately $14 billion, which would be “backstopped by [PSKY’s] principal equity holders” (but did not include further details or any proposed equity commitment letters or guarantees), and included executed debt commitment letters from Bank of America Corporation (“BofA”) and Citigroup Inc. (“Citi”) for an aggregate principal amount of $32 billion. With respect to governance rights, the proposal offered non-voting Class B common stock of PSKY as the stock portion of the consideration and suggested that Mr. Zaslav could be the Chairman of the combined company’s board and that PSKY “would also want other WBD directors to join the combined company’s Board.” Mr. D. Ellison outlined his vision for the combined company but provided limited details regarding the regulatory roadmap.

On September 15, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company LLC (“Allen & Company”), J.P. Morgan, Evercore, Debevoise & Plimpton LLP (“Debevoise”), Wachtell Lipton and Covington & Burling LLP (“Covington”). During the meeting, Mr. Zaslav summarized his meeting with Mr. D. Ellison on September 14, 2025, and the WBD Board discussed the potential risks and benefits of the PSKY September 14 Proposal, including in relation to WBD’s previously announced separation plan. The WBD Board noted that the PSKY September 14 Proposal significantly undervalued WBD (taking into account, in particular, that PSKY’s share price was inflated in value relative to its recent unaffected price prior to rumors of a potential transaction), that the proposal lacked details or commitments regarding equity financing, and that the stock consideration offered by PSKY consisted of non-voting Class B common stock of PSKY, ensuring that the Ellison family would retain voting control of the combined entity despite owning a minority of the economic interests in the combined company. The WBD Board agreed to meet again to discuss the PSKY September 14 Proposal after further review by WBD’s financial advisors.

On September 22, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington. During the

meeting, the WBD Board discussed the potential risks and benefits of the PSKY September 14 Proposal, and reviewed its fiduciary duties with legal counsel. The WBD Board concluded that the PSKY September 14 Proposal was inadequate in numerous respects – including its insufficient valuation of WBD, PSKY’s overvaluation of the stock component of the PSKY September 14 Proposal, lack of any details or commitments regarding equity financing, governance concerns relating to the dual-class stock structure, and the absence of meaningful protections for WBD stockholders – and would not be in the best interests of WBD and its stockholders. The WBD Board unanimously rejected the PSKY September 14 Proposal.

Also on September 22, 2025, on behalf of the WBD Board, Mr. Zaslav and Samuel A. DiPiazza, Jr., Chair of the WBD Board, sent a letter to Mr. D. Ellison rejecting the PSKY September 14 Proposal. The letter mentioned the substantial progress WBD had made toward executing its publicly announced plan to separate the WBD Global Linear Networks Business from the WBD Streaming & Studios Business, noting that WBD believed this separation would unlock significant value for both businesses and WBD’s stockholders, and that the separation transactions were expected to have no execution risk and to be completed by mid-2026, and would permit WBD stockholders to retain full voting control of both companies in a one-share/one-vote structure. The letter also noted that both of the separated WBD companies may have substantial M&A opportunities, post-separation, to deliver further value for WBD’s stockholders. The letter stated that the WBD Board had unanimously concluded that PSKY’s proposed transaction was inadequate in numerous respects and would not be in the best interests of WBD and its stockholders.

Also on September 22, 2025, Mr. Zaslav had a telephone conversation with Mr. D. Ellison to verbally communicate the WBD Board’s decision to reject the PSKY September 14 Proposal.

Later on September 22, 2025, Mr. D. Ellison called Mr. Zaslav to request that Mr. Zaslav meet with his father, Larry Ellison, to discuss the PSKY September 14 Proposal and PSKY’s interest in acquiring WBD. Mr. Zaslav agreed.

On September 24, 2025, Mr. Zaslav, John Malone, the Chair Emeritus of the WBD Board, and Mr. L. Ellison had a videoconference meeting to discuss the PSKY September 14 Proposal and PSKY’s interest in acquiring WBD. Mr. Zaslav reiterated the reasons for the WBD Board’s decision that were conveyed in WBD’s September 22, 2025 letter to Mr. D. Ellison and the WBD Board’s commitment to the separation plan as a superior path to value creation. Mr. Zaslav also confirmed that the WBD Board would continue to focus on opportunities in the best interests of WBD’s stockholders.

On September 25, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington. During the meeting, Mr. Zaslav discussed his communications with Mr. D. Ellison and Mr. L. Ellison since the September 22, 2025 WBD Board meeting. Mr. Zaslav noted for the WBD Board that the Ellisons had indicated to him that, if a transaction between PSKY and WBD were to occur, Mr. Zaslav would receive a compensation package worth several hundred million dollars. Mr. Zaslav advised the WBD Board that he informed the Ellisons that it would be inappropriate to discuss any such arrangements at that time.

On September 30, 2025, Mr. D. Ellison called Mr. Zaslav to indicate that PSKY would be making a second proposal to acquire WBD.

Later on September 30, 2025, Mr. D. Ellison, on behalf of PSKY, submitted a written proposal to the WBD Board to acquire WBD, in which WBD stockholders would receive a 66.7% to 33.3% cash-stock mix, comprised of $14.67 in cash and 0.376 of a share of PSKY Class B non-voting common stock for each outstanding share of WBD Common Stock (the “PSKY September 30 Proposal”). The PSKY September 30 Proposal implied a value of approximately $22.00 per share of WBD Common Stock based on PSKY’s Class B common stock trading price at that time of $19.50 per share, representing a modest increase from the prior proposal, but retained the same dual-class share structure with no voting rights in the combined company for WBD stockholders, and still lacked details or commitments regarding the required equity financing (stating that the equity financing would be “backstopped by our well-capitalized principal equity holders”). In addition, the proposal offered a reverse termination fee of $2 billion to be paid by PSKY in the event regulatory approvals were not received, and offered Mr. Zaslav the roles of co-Chief Executive Officer and co-Chairman of the board of the combined company.

On October 1, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”). During the meeting, the WBD Board had an initial discussion of the potential risks and benefits of the PSKY September 30 Proposal and WBD’s standalone prospects, and agreed to meet again to discuss the PSKY September 30 Proposal in detail after further review of WBD’s financial advisors.

On October 7, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank. During the meeting, the WBD Board reviewed WBD’s updated forecasts and considered whether to approve WBD’s updated long-range plans. The WBD Board also further considered and discussed the PSKY September 30 Proposal with WBD’s financial advisors. WBD’s management team discussed WBD’s ongoing, publicly announced separation plan, including the high degree of certainty of execution and the substantial benefits and value that the separation was expected to create for WBD and its stockholders. The WBD Board considered and weighed other relative risks and potential benefits of the PSKY September 30 Proposal as compared to WBD’s separation plan, including (i) the uncertain and speculative value of the PSKY share consideration component of the PSKY September 30 Proposal, (ii) certain significant downside risks in the PSKY business, including the significantly leveraged capital structure of the combined business and high degree of dependency on revenues from its linear networks business, and (iii) the possibility of M&A activity involving a broader universe of potential counterparties following completion of WBD’s separation plan when tax impediments to an M&A transaction would be lower. The WBD Board also discussed the regulatory risks associated with the PSKY September 30 Proposal. The WBD Board concluded that the PSKY

September 30 Proposal was inadequate in numerous respects and would not be in the best interests of WBD and its stockholders, and unanimously rejected the PSKY September 30 Proposal.

On October 8, 2025, on behalf of the WBD Board, Mr. Zaslav and Mr. DiPiazza sent a letter to Mr. D. Ellison rejecting the PSKY September 30 Proposal. The letter identified with specificity the areas in which PSKY’s proposal fell short, including concerns discussed during the October 7, 2025 WBD Board meeting. In particular, the letter noted (i) that the PSKY September 30 Proposal failed to realize the strategic value of WBD’s businesses and that, in the WBD Board’s view, WBD’s strategic separation transaction would create significantly greater near-term and long-term value (and with greater execution certainty) for WBD and its stockholders, (ii) the uncertain and speculative value of the PSKY share consideration component of the PSKY September 30 Proposal, (iii) certain significant downside risks in the PSKY business, including the highly leveraged capital structure of the combined company and the significant synergies realization that would be required to delever and achieve investment grade credit ratings, (iv) that PSKY Class B shares are non-voting and lack numerous other protections to ensure that WBD stockholders would be treated fairly and have a voice in a combined company’s future and (v) that the PSKY September 30 Proposal did not outline PSKY’s plan to manage the risks inherent in the regulatory review process, which could be substantial and time-consuming, and during which WBD stockholders would not be protected. On the same day, Mr. D. Ellison contacted Mr. Zaslav via text message to arrange a call to discuss the rejection, which Mr. Zaslav agreed to take immediately.

On October 9, 2025, Mr. Zaslav and Mr. L. Ellison had a videoconference meeting to discuss the PSKY September 30 Proposal and WBD’s response thereto.

On October 13, 2025, Mr. D. Ellison, on behalf of PSKY, submitted a written proposal to the WBD Board to acquire all of WBD for an implied value of $23.50 per share, comprised of an 80% to 20% cash-stock mix (the “PSKY October 13 Proposal”). While the headline price in the PSKY October 13 Proposal had increased by $1.50 per share of WBD Common Stock, as compared to PSKY’s prior proposal, the proposal did not provide an exchange ratio for the stock consideration (and therefore the implied value of the stock consideration following the decline in PSKY’s stock price was unclear), continued to consist of a mix of cash and non-voting stock, lacked definitive equity financing commitments for the cash consideration (beyond reiterating that the equity contribution would be “fully backstopped by [PSKY]’s existing equity holders, including the Ellison family and RedBird Capital Partners”), and did not address the WBD Board’s concerns regarding deal certainty, the regulatory review process and governance of the combined company.

Also on October 13, 2025, media sources reported that WBD had received interest from PSKY with respect to a potential transaction.

On October 14, 2025, Mr. D. Ellison sent an email to Mr. Zaslav and Mr. Malone reiterating a desire for PSKY to acquire WBD.

Following the media reports, WBD received unsolicited inbound communications from other strategic parties, including Netflix and Company A, another large media conglomerate. On

October 16, 2025, Ted Sarandos, Co-Chief Executive Officer of Netflix, called Mr. Zaslav to discuss Netflix’s interest in acquiring the WBD Streaming & Studios Business. Also on October 16, 2025, the Chief Executive Officer of Company A called Mr. Zaslav to discuss Company A’s interest in a potential transaction combining part of its existing business with the WBD Streaming & Studios Business, and on or about October 16, 2025, the Chief Executive Officer of Company A separately called Mr. Malone to discuss Company A’s interest in acquiring the WBD Streaming & Studios Business. Both Netflix and Company A indicated to WBD management that they had significant strategic interest in the WBD business. However, both parties expressed that they were reluctant to engage in formal substantive discussions at that time given the pending separation and the concern that pre-separation negotiations with WBD regarding a potential acquisition of the WBD Streaming & Studios Business could (i) trigger tax liabilities in connection with the separation that would degrade transaction value or (ii) restrict them from engaging in post-separation M&A discussions with the WBD Streaming & Studios Business for the duration of a tax-related “cooling off” period. Both parties encouraged WBD to contact them if these concerns could be addressed.

On October 20, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank. The WBD Board considered and discussed the PSKY October 13 Proposal with WBD’s advisors. After discussion, the WBD Board determined that the PSKY October 13 Proposal was inadequate, noting that the proposed value was still insufficient and that PSKY again had failed to address the other concerns that the WBD Board repeatedly identified. In light of interest received from Netflix and Company A, however, WBD’s management and advisors discussed with the WBD Board a potential alternative transaction structure involving the spin-off of the WBD Global Linear Networks Business rather than the WBD Streaming & Studios Business. This structure would allow WBD to negotiate a post spin-off strategic transaction involving the WBD Streaming & Studios Business, which would be held by the remaining company following the separation, in a substantially more tax-efficient transaction when compared with a post spin-off strategic transaction involving a spun-off entity holding the WBD Streaming & Studios Business. WBD’s legal and financial advisors discussed the profile of potential bidders, including Netflix, Company A, and PSKY, as well as other large media and technology companies, from a financial and regulatory perspective. Based on the opportunity provided by this structural adjustment, the WBD Board determined it was in the best interests of stockholders to conduct a strategic review enabled by the revised structure. The WBD Board rejected the PSKY October 13 Proposal and authorized the launch of a strategic alternatives review process, in which the WBD Board would consider a range of potential transactions including, but not limited to, continuing with the planned separation of the WBD Streaming & Studios Business from the WBD Global Linear Networks Business, a sale of the entire company, or a sale of one or more of the businesses with a spin-off of the other business to WBD stockholders.

At the same meeting, the WBD Board also noted that the process should proceed as expeditiously and efficiently as practical, in view of the disruption to WBD’s business and the distraction for management and other employees given extensive media leaks and rumors regarding PSKY’s prior proposals.

On October 21, 2025, the WBD Board sent a letter to Mr. D. Ellison rejecting the PSKY October 13 Proposal and called Mr. D. Ellison to discuss the WBD Board’s rejection of the PSKY October 13 Proposal. The letter stated that (i) the “headline price” of $23.50 per share of WBD Common Stock in the PSKY October 13 Proposal failed to provide adequate value to WBD’s stockholders in the context of a sale of control, and given WBD’s available alternatives, (ii) the PSKY October 13 Proposal did not specify any exchange ratio or valuation for the PSKY Class B stock, which comprised 20% of the proposed merger consideration, (iii) the value of the PSKY Class B stock was uncertain and speculative, given its comparatively small public float, limited trading history, price volatility since the closing of the PSKY merger in August 2025, and lack of earnings history, (iv) the PSKY October 13 Proposal would create a company with an unusually high debt level, which WBD estimated to be approximately $66 billion (which would represent close to 5.4x 2026E EBITDA before synergies, a leverage level significantly above industry peers), (v) PSKY did not address WBD’s concerns regarding the regulatory risks inherent in the PSKY October 13 Proposal or the risks to WBD during the likely extended period to closing and (vi) the PSKY Class B common stock has no voting rights and no customary protections for public stockholders, such as from disparate, unfavorable treatment as compared to PSKY’s controlling stockholders in a future sale transaction (a risk noted in PSKY’s own public filings). The letter invited PSKY to participate in the strategic alternatives review process on an equal basis with other interested parties.

Also on October 21, 2025, WBD issued a press release announcing that the WBD Board had “initiated a review of strategic alternatives to maximize stockholder value, in light of unsolicited interest [WBD] has received from multiple parties for both the entire company and [the WBD Streaming & Studios Business].”

Also on October 21, 2025, at WBD’s direction, Allen & Company and J.P. Morgan sent draft non-disclosure agreements on behalf of WBD to potential counterparties, including Netflix, PSKY, Company A and Company B, a private holding company and global investment firm.

Also on October 21, 2025, Mr. Zaslav had telephone conversations with the chief executive officers and other senior leaders of approximately eight companies, including PSKY, Netflix and Company A, supplemented by discussions between certain of the potential bidders’ financial advisors and, in accordance with WBD’s directives, representatives of Allen & Company and J.P. Morgan, to discuss WBD’s press release and the WBD Board’s review of strategic alternatives. Over the course of the following days, as directed by the WBD Board, WBD’s senior management and financial advisors contacted approximately five additional potentially interested counterparties.

Also on October 21, 2025, in accordance with the WBD Board’s directives, members of WBD’s management, together with representatives of WBD’s financial advisors, Allen & Company and J.P. Morgan, held separate videoconference meetings with representatives of Netflix, Company A and PSKY and their respective financial advisors to discuss WBD’s strategic alternatives review process.

On October 22, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Joele Frank. During the

meeting, the WBD Board discussed WBD’s recent conversations with potential bidders and was provided with an overview of the process and timeline for the WBD Board’s review of strategic alternatives. The WBD Board reiterated its concern regarding disruption to WBD’s business and the distraction for management and other employees, and its desire that the process proceed as promptly as practical, with an expectation that it might reach a conclusion prior to the December 2025 holiday period, and preferably by WBD’s regularly scheduled board meeting on December 8, 2025.

On October 23, 2025, Company B and WBD executed a non-disclosure agreement.

Also on October 23, 2025, the founder of Company C, an American media company, called Mr. Wiedenfels to signal Company C’s interest in a potential transaction with the WBD Global Networks Business.

On October 26, 2025, Netflix and WBD executed a non-disclosure agreement after brief negotiations between Debevoise and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to Netflix, addressing limited comments.

On October 28, 2025, Netflix was provided with access to WBD’s virtual data room containing documents and information with respect to WBD.

On November 3, 2025, a senior member of the Allen & Company team representing WBD had an in-person meeting with a senior member of the Centerview Partners LLC (“Centerview”) team representing PSKY to discuss PSKY’s interest in acquiring WBD. During the meeting, the senior member of the Centerview team stated that PSKY would need “days, rather than weeks” to complete its due diligence of WBD and that PSKY was committed to following any processes for the proposed transaction established by the WBD Board.

Also on November 3, 2025, Company A and WBD executed a non-disclosure agreement after brief negotiations between Debevoise and counsel to Company A addressing limited comments.

Also on November 3, 2025, Company A was provided with access to WBD’s virtual data room containing documents and information with respect to WBD.

On November 5, 2025, WBD held a management presentation with Netflix, which included senior executives of both companies and representatives of Allen & Company and Evercore and Netflix’s financial advisor, Moelis & Company, LLC.

Also on November 5, 2025, WBD held a management presentation with Company A, which included senior executives of both companies and representatives of Allen & Company, J.P. Morgan and Evercore and Company A’s financial advisors.

Also on November 5, 2025, representatives of Allen & Company, Debevoise and Wachtell Lipton held a videoconference meeting with representatives of Centerview, Cravath, Swaine & Moore LLP (“Cravath”) and Latham & Watkins LLP (“Latham”), counsel to PSKY, to negotiate the draft non-disclosure agreement between WBD and PSKY. PSKY had requested various provisions in the non-disclosure agreement that WBD had not offered any other party, and, in the view of WBD’s legal and financial advisors, included significant changes that might jeopardize the sale process, such as the right to require financial institutions to act exclusively for PSKY and thus not provide financing to any other bidding party.

On November 7, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank. During the meeting, WBD’s senior management and financial advisors updated the WBD Board on the status of the strategic alternatives review process. The WBD Board was advised that WBD and its financial advisors had contacted 13 potential counterparties. Netflix and Company A had quickly negotiated and signed non-disclosure agreements and entered the process. PSKY had been slow to engage and finalize the non-disclosure agreement, indicating through its financial advisor, Centerview, that it would not sign such agreement until after PSKY’s earnings call on November 10, 2025. PSKY had been informed by WBD’s advisors that (i) failure to enter into a non-disclosure agreement would limit the WBD information it would receive, (ii) other interested parties had entered into such agreements and begun their due diligence processes in earnest and (iii) WBD’s transaction process was expected to proceed quickly. Company B also had signed a non-disclosure agreement and expressed an interest in a potential transaction involving the WBD Global Linear Networks Business that was not immediately actionable. Other potential bidders that had been contacted either had declined to participate or did not engage. The WBD Board was advised that interested parties that entered into non-disclosure agreements had been or would be provided with a first-round process letter requesting initial bids during the week of November 17, 2025. In addition, and on the recommendation of the Compensation Committee of the WBD Board, the WBD Board approved (i) an amendment to the amended and restated employment agreement and the stock option agreement previously entered into with David Zaslav in June 2025 to ensure his incentives remain aligned with stockholder interests across various possible transactions under the strategic alternatives review process and (ii) a letter to executive officers with employment agreements contingent on the spin-off of the WBD Streaming & Studios Business to clarify that their employment agreements would likewise take effect if the WBD Global Linear Networks Business were spun off instead.

On November 9, 2025, at WBD’s direction, Allen & Company and J.P. Morgan sent process letters on behalf of WBD to Netflix and Company A, which requested that the bidders submit their proposals, including markups of term sheets containing key expected transaction terms, by 12:00 p.m. Eastern time on November 20, 2025.

On November 10, 2025, 19 days after WBD provided an initial draft non-disclosure agreement to PSKY, PSKY and WBD executed a non-disclosure agreement, after negotiations between Debevoise and Wachtell Lipton, on the one hand, and Cravath, on the other hand, in which PSKY sought and was ultimately granted material concessions not provided to other bidders, including with respect to standstill provisions and PSKY’s ability to engage on an exclusive basis with certain identified financing sources and to engage in non-exclusive discussions with other potential financing sources that were not identified in advance to WBD.

Also on November 10, 2025, PSKY was provided with access to WBD’s virtual data room containing documents and information with respect to WBD. In total, approximately 143 individuals associated with PSKY and its representative received data room access. The 143 total individuals who received access included representatives of PSKY and RedBird Capital Partners (“RedBird”), representatives of two investment banks (Centerview and LionTree LLC), representatives of two law firms (Cravath and Latham), three PSKY lending sources (BofA, Citi and Apollo Global Management, Inc. (“Apollo”)), one consulting firm (Bain & Company (“Bain”)) and one finance and tax advisor (Ernst & Young, LLP).

Also on November 10, 2025, at WBD’s direction, Allen & Company and J.P. Morgan sent a process letter on behalf of WBD to PSKY. The process letter, consistent with the process letters sent to Netflix and Company A, requested proposals no later than 12:00 p.m. Eastern time on November 20, 2025.

On November 11, 2025, PSKY provided virtual data room access to WBD’s representatives to permit them to conduct due diligence on PSKY’s business.

On November 12, 2025, Andy Gordon, Chief Strategy Officer and Chief Operating Officer of PSKY, had a video conference meeting with a senior member of the Allen & Company team representing WBD to discuss PSKY’s interest in acquiring WBD. During the meeting, Mr. Gordon indicated that (i) WBD should expect that a portion of PSKY’s consideration in its forthcoming proposal would include consideration in the form of PSKY non-voting Class B common stock and (ii) the Ellison family would fully backstop PSKY’s equity commitment in a proposed transaction with WBD.

Also on November 12, 2025, a senior member of the Centerview team representing PSKY and a senior member of the Allen & Company team representing WBD had a telephone call to discuss PSKY’s interest in acquiring WBD. During the call, the senior member of the Centerview team reiterated portions of Mr. Gordon’s conversation earlier that day with Allen & Company, including that WBD should expect that a portion of PSKY’s consideration in its forthcoming proposal would include consideration in the form of PSKY non-voting common stock.

Also on November 12, 2025, term sheets for the documents relevant to the spin-off of the WBD Global Linear Networks Business and the acquisition of the WBD Streaming & Studios Business (the merger agreement, separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement) were made available to Netflix and Company A via email.

Also on November 12, 2025, a term sheet for a merger agreement to acquire WBD was made available to PSKY via email.

On November 13, 2025, senior executives of WBD, together with representatives of Allen & Company, J.P. Morgan and Evercore, held a management presentation with senior executives of PSKY and representatives of Centerview and RedBird. Senior executives of WBD, together with representatives of Allen & Company and J.P. Morgan, traveled to Los Angeles from New York City for this management presentation, and a representative of Evercore attended via means of remote communication. Based on attendance lists provided for the meeting, approximately 74 members of PSKY management, as well as representatives from multiple investment banks, law firms, financing sources, a consulting firm and a finance and accounting firm, attended either in person or remotely.

Also on November 13, 2025, Mr. D. Ellison proposed to meet with Mr. Zaslav the following week, and their meeting was scheduled for November 17.

On November 14, 2025, Mr. Gordon sent a text message to Bruce Campbell, Chief Revenue and Strategy Officer of WBD, stating that the November 13, 2025 WBD management presentation with PSKY was “truly a great presentation.”

On November 16, 2025, Mr. Zaslav had an in-person meeting with Mr. Sarandos to discuss Netflix’s interest in a potential transaction with WBD.

Also on November 16, 2025, drafts of the separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement were made available to Netflix and Company A. A draft transition services agreement previously had been made available to them.

On November 17, 2025, Mr. Zaslav had an in-person meeting with Mr. D. Ellison to discuss PSKY’s interest in a potential transaction with WBD.

Also on November 17, 2025, WBD and its representatives participated in a reverse due diligence meeting with PSKY and its representatives.

Also on November 17, 2025, PSKY and its advisors, Centerview and Bain, participated in a product and technology due diligence meeting with members of WBD management and representatives of Allen & Company.

On November 18, 2025, media sources reported that PSKY had formed an investment consortium with the sovereign wealth funds of Saudi Arabia, Qatar and Abu Dhabi to submit a bid for WBD. Later that day, PSKY issued a statement categorizing these reports as “inaccurate.”

Also on November 18, 2025, a senior member of the Centerview team representing PSKY called a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY denied the publicly reported rumor that PSKY’s forthcoming proposal to acquire WBD would include a consortium of co-investors and stated that PSKY would make a “clean bid for the whole thing.”

On November 20, 2025, a senior member of the Centerview team representing PSKY called a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY noted that PSKY would not be submitting its bid to WBD by the 12:00 p.m. Eastern time deadline set forth in WBD’s process letter and instead PSKY would be submitting its bid “by the end of the day.”

Also on November 20, 2025, WBD received preliminary bids from PSKY, Netflix, Company A and Company C (collectively, the “November 20 Bids”):

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PSKY proposed acquiring all of WBD for $25.50 per share (comprised of $21.68 cash and $3.82 of PSKY non-voting Class B common stock) with no pre-transaction spin-off of a portion of WBD’s business (the “PSKY November 20 Bid”). The PSKY November 20 Bid proposed that WBD stockholders would be able to elect to receive cash or stock subject to an overall split of 85% cash and 15% stock. The PSKY November 20 Bid also provided that Mr. Zaslav would serve as co-CEO and co-Chairman of the combined company and that one additional independent WBD director would join the board of the combined company. The PSKY November 20 Bid included a regulatory termination fee of $5 billion. The PSKY November 20 Bid did not include any equity commitment documentation, but stated that (i) “[t]he Ellison family and Redbird will commit to fund the full $34.5 billion in cash” (emphasis in original), this being the total required equity commitment to fund PSKY’s proposal, and (ii) PSKY “may, at signing, have additional highly capitalized partners.” With respect to debt financing, the proposal included signed commitment letters from BofA, Citi and Apollo for an aggregate principal amount of up to $40 billion contingent on the availability of full equity commitments to fund at closing. The PSKY November 20 Bid also included a markup of the term sheet for the merger agreement.

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Netflix proposed acquiring the WBD Streaming & Studios Business, following the spin-off of the WBD Global Linear Networks Business, for $27 per share (comprised of $22 cash and $5 of Netflix voting stock), which would be in addition to the value WBD stockholders would receive in the spin-off (the “Netflix November 20 Bid”). The Netflix November 20 Bid proposed that WBD stockholders would have an option to elect to receive cash or stock, subject to an overall split of 81% cash and 19% stock. The Netflix November 20 Bid included a regulatory termination fee of $2.8 billion. The Netflix November 20 Bid also included markups of the term sheets for the merger agreement, separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement. The Netflix November 20 Bid did not, nor did Netflix at any other time, extend any offer of future employment to members of WBD management or any Netflix board seats for WBD’s board members.

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Company A proposed combining the WBD Streaming & Studios Business and certain of Company A’s related businesses, following the spin-off of the WBD Global Linear Networks Business, for per share consideration of $3.75 in cash and an amount of stock per share such that WBD stockholders would own 48% of the equity and voting power of the combined company, which would be in addition to the value WBD stockholders would receive in the spin-off (the “Company A November 20 Bid”). The Company A November 20 Bid also proposed to provide WBD stockholders with contingent value rights maturing one year after the closing of the proposed transaction, to provide downside protection value of up to $3.85 per share, if the volume weighted average of the combined company’s stock price for a 20-day period prior to the maturity date was less than $29.50. Based on a variety of valuation assumptions Company A made and set forth in its bid letter, Company A ascribed a “headline price” of $33.25 per WBD share in the Company A November 20 Bid. The Company A November 20 Bid included a regulatory termination fee of $5 billion. Company A’s proposal contemplated an initial combined company board of 11 members, with six designated by Company A and five designated by WBD. The Company A November 20 Bid did not, nor did Company A at any other time, extend any offer of future employment to members of WBD management. The Company A November 20 Bid also included markups of the term sheets for the merger agreement, separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement.

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Company C proposed acquiring Discovery Global and 20% of the WBD Streaming & Studios Business, including WBD’s HBO Max streaming service, for $25 billion in cash (the “Company C November 20 Bid”). The Company C November 20 Bid proposed a 90-day exclusivity period.

On November 21, 2025, Mr. DiPiazza held a meeting with WBD’s senior management and advisors in person and via means of remote communication. During the meeting, the attendees discussed the November 20 Bids. The attendees further noted that the Netflix bid offered superior value and a higher degree of certainty compared to the PSKY bid, and that based on Netflix’s comments on initial term sheets they were expected to cooperate with the planned spin-off of the WBD Global Linear Networks Business in a straightforward manner without requiring material changes in planning. The attendees also noted that the Company A November 20 Bid was less attractive than the Netflix November 20 Bid, given the additional complexity of the proposed transaction, the need to diligence and document a carve-out of the Company A business, additional time needed to enter into the transaction, difficulty in assessing the value of the stock consideration and the low percentage of cash in the proposed consideration mix. The attendees discussed appropriate feedback for each bidder, with the intention of keeping PSKY, Netflix and Company A engaged in the process and improving their proposals. WBD determined that Company C’s proposal was not actionable at that time.

On November 22, 2025, draft merger agreements were made available to PSKY, Netflix and Company A via WBD’s virtual data room.

Also on November 22, 2025, a working group consisting of Mr. DiPiazza, Mr. Zaslav, three other WBD Board members and the Chair Emeritus of the WBD Board met to discuss the initial bids. The working group reviewed and discussed with WBD’s management and legal and financial advisors the guidance to be given to bidders later that day, as well as plans to update the full WBD Board regarding the bid process.

Also on November 22, 2025, members of WBD senior management and representatives of Allen & Company and J.P. Morgan had a meeting with members of PSKY’s senior management and PSKY’s financial advisors to discuss PSKY’s proposal. During the meeting, WBD senior management and WBD’s financial advisors provided feedback to PSKY on its proposal, including that (i) PSKY was behind other bidders on value, (ii) the WBD Board generally viewed cash as more attractive consideration than PSKY’s non-voting stock and (iii) the WBD Board needed further details on the terms of the equity commitment from the Ellison family that would backstop the transaction. Also during this meeting, Mr. Gordon stated that

“there would be no CFIUS or Team Telecom review” when he was asked about the language in the PSKY November 20 Bid stating that PSKY may have “additional highly capitalized partners” at signing.

Also on November 22, 2025, members of WBD senior management and representatives of Allen & Company and J.P. Morgan had a meeting with members of Company A’s senior management and Company A’s financial advisors to discuss Company A’s proposal. During the meeting, WBD senior management and WBD’s financial advisors provided feedback to Company A on its proposal, including that (i) Company A should focus on improving the cash portion of its proposal and (ii) Company A’s proposed value had not differentiated it from other bidders.

Also on November 22, 2025, members of WBD senior management and representatives of Allen & Company and J.P. Morgan had a meeting with members of Netflix’s senior management and Netflix’s financial advisors to discuss Netflix’s proposal. During the meeting, WBD senior management and WBD’s financial advisors provided feedback to Netflix on its proposal, including that Netflix should meaningfully raise the amount of its regulatory termination fee and consider a higher valuation for the WBD Streaming & Studios Business.

During the November 22, 2025 meetings among WBD and its financial advisors, on the one hand, and each of PSKY, Netflix and Company A and their respective representatives, on the other hand, representatives of Allen & Company and J.P. Morgan provided an overview to each bidder of the process timeline, including that all bidders would be required to submit a markup of the draft merger agreement by November 26, 2025, Debevoise and Wachtell Lipton would provide feedback on each bidder’s merger agreement markup prior to December 1, 2025, and all bidders would be asked to submit a binding proposal on December 1, 2025. WBD’s financial advisors also informed all parties that they would be asked to complete their confirmatory due diligence prior to submission of their next proposal.

Also on November 22, 2025, representatives of Debevoise and Wachtell Lipton had a meeting by teleconference with representatives of Cravath and Latham to discuss PSKY’s proposal and next steps, including requesting that PSKY provide a markup of the draft merger agreement by November 26, 2025, and a markup of the draft disclosure schedules by November 28, 2025. WBD’s advisors provided guidance to PSKY regarding the WBD Board’s expectations as to the legal components of the transaction, including with respect to certainty and regulatory risks, and noted specifically that PSKY would need to provide committed equity financing.

Also on November 22, 2025, Debevoise and Wachtell Lipton had a meeting by teleconference with Skadden to discuss Netflix’s proposal and next steps, including requesting that Netflix provide a markup of the separation and distribution agreement and other ancillary agreements by November 24, 2025, a markup of the draft merger agreement by November 26, 2025, and a markup of the draft disclosure schedules by November 28, 2025.

Also on November 22, 2025, Debevoise and Wachtell Lipton had a meeting by teleconference with counsel to Company A to discuss Company A’s proposal and next steps, including requesting that Company A provide a markup of the separation and distribution agreement and other ancillary agreements by November 24, 2025, a markup of the draft merger agreement by November 26, 2025, and a markup of the draft disclosure schedules by November 28, 2025.

On November 23, 2025, a senior member of the Centerview team representing PSKY had a call with a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY asked whether the PSKY November 20 Bid had been shared with the WBD Board and suggested that he would call WBD Board members to confirm with them directly (which would constitute a violation of PSKY’s non-disclosure agreement with WBD).

Also on November 23, 2025, senior attorneys from Debevoise and Wachtell Lipton spoke by telephone with a senior attorney from Cravath to provide notice that WBD had become aware that PSKY representatives were seeking to engage in direct conversations with members of the WBD Board in violation of PSKY’s obligations under the non-disclosure agreement between PSKY and WBD. WBD’s counsel requested that PSKY and its advisors cease such activities immediately in order to preserve an orderly process fair to all bidders. Such contacts nonetheless continued to occur during the ensuing period.

Also on November 23, 2025, a draft of the separation and distribution agreement schedules was made available to Netflix and Company A via WBD’s virtual data room.

On November 24, 2025, Skadden, on behalf of Netflix, shared markups of the separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement with Debevoise and Wachtell Lipton. Netflix’s markups substantially accepted WBD’s proposed terms, facilitating a rapid path to definitive agreements.

Also on November 24, 2025, WBD and Netflix executed a “clean team” confidentiality agreement to facilitate Netflix’s review of competitively sensitive information.

Also on November 24, 2025, representatives of WBD, J.P. Morgan and Debevoise had a meeting via videoconference with representatives of Citi, BofA and Latham to discuss financing considerations with respect to PSKY’s bid and attempt to assist PSKY in developing solutions that would allow PSKY to present a stronger debt financing proposal. During this meeting, WBD management and WBD’s advisors provided a detailed overview of WBD’s debt capital structure, highlighting the critical need for WBD to refinance its existing bridge loan facilities with permanent capital, in the form of term loans and secured notes, prior to the closing of any transaction to avoid “going concern” risks and ensure capital stability. WBD’s advisors also detailed the mechanics of the pending exchange of approximately $15 billion of existing notes for new junior lien notes, explained that failure to execute this exchange would trigger a penalty of approximately $1.5 billion, and described how they believed WBD’s proposed refinancing and junior lien notes could be integrated with PSKY’s proposed pro forma capital structure.

Also on November 24, 2025, Mr. Zaslav had an in-person meeting with Mr. D. Ellison and Mr. L. Ellison regarding PSKY’s interest in a potential transaction with WBD.

Over the course of November 23 and 24, 2025, Mr. DiPiazza had individual conversations with each member of the WBD Board to update them on the transaction process.

On November 25, 2025, WBD and PSKY executed a “clean team” confidentiality agreement to facilitate PSKY’s review of competitively sensitive information. The execution of this agreement required extensive negotiation regarding the scope of access, as PSKY had initially requested admission for an unusually large number of individuals, including certain personnel that WBD believed were inappropriate for access to highly sensitive competitive data given their roles at PSKY. Once PSKY agreed to a customary and appropriate list of access parties, WBD promptly executed the agreement and provided access to the “clean room.”

Also on November 25, 2025, at WBD’s direction, Allen & Company and J.P. Morgan sent process letters on behalf of WBD to PSKY, Netflix and Company A setting a bid date of December 1, 2025. The parties were advised that they should not expect an additional opportunity to improve their bid after that date and that the WBD Board “intends to select a prospective purchaser who will be invited to execute definitive agreements and effect the Transaction.”

Also on November 25, 2025, representatives of Covington and Debevoise spoke with representatives of Latham with respect to the need for CFIUS and FCC filings in connection with the PSKY bid. Covington and Debevoise emphasized WBD’s strong preference that the terms of any participation by non-U.S. investors should not result in CFIUS or the FCC having jurisdiction over the potential transaction.

Also on November 25, 2025, a senior member of the Centerview team representing PSKY had a call with a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY (i) offered an apology for suggesting on their previous call on November 23, 2025 that he would contact WBD Board members directly and (ii) mentioned that Mr. Zaslav, Mr. D. Ellison and Mr. L. Ellison had a good meeting on the prior day.

On November 26, 2025, Cravath, on behalf of PSKY, sent a markup of the draft merger agreement, a draft form equity commitment letter, a draft form subscription agreement and a draft form limited guarantee to Debevoise and Wachtell Lipton. PSKY proposed that it would provide on the December 1, 2025 bid date debt commitment letters from BofA, Citi and Apollo and subscription agreements, equity commitment letters and limited guarantees with respect to equity investments by the Ellison family and other equity investors sufficient to cover the purchase price. PSKY did not specify the identities of other equity investors or their proposed investment amounts. PSKY’s draft merger agreement markup proposed, among other things: (i) no collar or other value-protection mechanics on PSKY’s stock consideration, (ii) an end date 12 months after the execution of the merger agreement with two automatic three-month extensions if all closing conditions had been satisfied other than the closing condition relating to obtaining required regulatory approvals, (iii) a $5 billion regulatory termination fee (limited to terminations as a result of antitrust laws or foreign regulatory laws), (iv) a WBD termination fee equal to 4% of the equity value of the proposed transaction, (v) a regulatory efforts covenant including a “reasonable best efforts” standard with a regulatory material adverse effect exception (measured with respect to the combined company), (vi) a “clear skies” provision limited to no acquisitions by PSKY that would reasonably be expected to delay the closing and (vii) interim operating covenants imposing significant restrictions on the operations of WBD during the period between signing and closing that would constrain WBD’s ability to manage its business in the ordinary course. The draft merger agreement also provided that (subject to further discussions) PSKY would have an absolute consent right over the terms of WBD’s refinancing of its bridge loan facility, which was required to occur prior to the filing of WBD’s 2025 annual financial statements, and the right to require that WBD pay approximately $1.5 billion to the holders of certain exchangeable notes in order to facilitate PSKY’s transaction financing (an amount payable under the terms of these notes by December 30, 2026) rather than completing the cost-free exchange of such notes that WBD envisioned. In general, both the volume and substance of PSKY’s comments on the draft merger agreement were significantly more onerous and restrictive in comparison to those received from Netflix.

Also on November 26, 2025, counsel to Company A sent markups of the draft merger agreement, separation and distribution agreement, tax matters agreement, employee matters agreement, intellectual property matters agreement and transition services agreement, as well as a draft stockholders agreement, to Debevoise and Wachtell Lipton.

Also on November 26, 2025, Skadden, on behalf of Netflix, sent a markup of the draft merger agreement, proposing, among other things: (i) an end date 15 months after the signing date with two three-month extension options that either party could exercise unilaterally to obtain approvals required under antitrust laws or foreign regulatory laws; (ii) a $5.6 billion regulatory termination fee; (iii) a $2.8 billion WBD termination fee; (iv) a regulatory efforts covenant including a “reasonable best efforts” standard with a burdensome condition exception that included any action that (a) would reasonably be expected to have a material impact on the business or financial condition of WBD and its subsidiaries, taken as a whole, (b) would have a material impact on the benefits reasonably expected to be derived from the transaction by Netflix or (c) involved, applied to, restricted, or affected the operation, contracts, business or assets of Netflix and its affiliates; and (v) a carveout to the “clear skies” provision to permit ordinary course actions. Netflix’s markup of the draft merger agreement would allow WBD to freely manage its debt capital structure, including refinancing its bridge loan facility and engaging in the junior lien notes exchange subject only to consultation with Netflix and considering its input in good faith.

On November 28, 2025, a working group of the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, such group discussed the merger agreement and other transaction document markups received from all parties on November 24, 2025 and November 26, 2025, and the disclosure schedule markups received on November 28, 2025.

On November 29, 2025, representatives of Debevoise and Wachtell Lipton met via videoconference with representatives of Cravath and Latham to provide feedback on PSKY’s initial markup of the merger agreement and the draft equity financing documents. WBD’s legal advisors emphasized the need for a full equity backstop from the Ellison family for the entire purchase price, and noted the risk inherent in PSKY’s proposal in which the funding obligation of the lead investor was conditioned on the funding of other consortium members. WBD’s legal advisors also noted that PSKY had on numerous occasions conveyed both orally and in writing that the Ellison family would fully backstop the equity commitment, but thus far PSKY had failed to provide any evidence of this commitment. During this meeting, WBD’s legal advisors provided additional feedback on the transaction documents, including specific objections to the complexity and conditionality of PSKY’s proposed equity financing structure, which relied on nested subscription agreements, equity commitment letters and limited guarantees rather than direct commitments. WBD’s legal advisors requested a simplified and clear structure with direct subscription agreements to ensure funding certainty and the ability of WBD to fully enforce the commitments of any investor. They also raised concerns regarding the composition of the equity consortium, noting potential risks associated with non-U.S. investors and the implications for CFIUS and FCC jurisdiction and potentially other regulatory approval requirements. The representatives of Cravath and Latham acknowledged these comments without responding and, when asked how many investors were in the equity consortium, indicated that the number was “single digits” but not yet final. WBD’s legal advisors provided specific feedback on the interim operating covenants, noting that the restrictions proposed by PSKY were extensive and potentially unworkable given the anticipated long period between signing and closing, and expressly requested flexibility for WBD to refinance its existing indebtedness during the pendency of the transaction and to complete the junior lien notes exchange that WBD was required to complete by December 30, 2026 in order to avoid a payment to the applicable note holders of approximately $1.5 billion. Finally, WBD’s legal advisors requested that the “clear skies” provision apply to Mr. L. Ellison and Mr. D. Ellison, each of whom is an “ultimate parent entity” of PSKY for purposes of HSR Act filing requirements, to prevent them from acquiring competing assets or engaging in other transactions that could delay or impede the receipt of regulatory approvals.

Also on November 29, 2025, representatives of Debevoise and Wachtell Lipton held a separate meeting via videoconference with representatives of PSKY’s legal and financial advisors to specifically discuss the debt financing and capital structure aspects of PSKY’s proposal. During this meeting, WBD’s legal advisors objected to PSKY’s proposal to impose a consent right over WBD’s financing activities and the terms of any ultimate financing, explaining that WBD required the flexibility to access the bond markets and to offer prevailing market terms to refinance its bridge facilities without PSKY’s prior approval. WBD’s legal advisors suggested that WBD would be amenable to a consultation right, so that PSKY could provide input on WBD’s refinancing, but not a blocking right. WBD’s legal advisors also noted that the covenants in PSKY’s proposed financing package would force WBD to forego the junior lien notes exchange and incur the $1.5 billion penalty without any compensation from PSKY.

Also on November 29, 2025, representatives of Debevoise and Wachtell Lipton met via videoconference with Skadden to discuss Netflix’s markups. WBD’s legal advisors advocated for a regulatory efforts standard tied to a material adverse effect standard with appropriate carve-outs, broader reverse termination fee triggers to capture non-antitrust regulatory impediments, and a narrower exception to the “clear skies” antitrust covenant. The parties also addressed fiduciary protections, with WBD seeking a more flexible “Superior Proposal” definition and shorter match rights, and Netflix indicating openness to accommodating WBD’s interim operating needs. In contrast to the position taken by PSKY, Netflix indicated that it understood WBD’s need to manage its capital structure during the pendency of the transaction and was amenable to permitting WBD to execute its refinancing plan and the junior lien notes exchange, subject only to an obligation to consult with Netflix.

Also on November 29, 2025, representatives of Debevoise and Wachtell Lipton met via videoconference with counsel to Company A to review Company A’s markups.

On December 1, 2025, a senior member of the Centerview team representing PSKY had a call with a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY stated that (i) certain Middle Eastern investors would be included as part of PSKY’s equity financing consortium in PSKY’s forthcoming bid and (ii) PSKY’s forthcoming bid would not include a CFIUS approval closing condition.

Also on December 1, 2025, WBD received revised bids from PSKY, Netflix and Company A (collectively, the “December 1 Bids”):

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PSKY proposed acquiring all of WBD for $26.50 in cash per outstanding share of WBD Common Stock (the “PSKY December 1 Bid”). The PSKY December 1 Bid included a regulatory termination fee equal to $5 billion and a WBD termination fee equal to 3.75% of the equity value of the proposed transaction. The PSKY December 1 Bid disclosed, for the first time, a consortium of seven investors that would commit an aggregate amount of $37.2 billion, consisting of the Lawrence J. Ellison Revocable Trust u/a/d 01/22/88 (the “Revocable Trust”) ($11.8 billion), the Public Investment Fund (Kingdom of Saudi Arabia) ($10 billion), L’imad Holding Company PJSC (Abu Dhabi) ($7 billion), Qatar Investment Authority (Qatar) ($7 billion), Tencent ($1 billion), RedBird ($300 million) and Affinity Partners ($200 million). The PSKY December 1 Bid did not include any commitment or backstop by any member of the Ellison family, and expressly and fully conditioned each investor’s commitment, including that of the Revocable Trust, on every other investor fully funding their respective commitments. As to each equity investor, the cross-conditioned nature of the equity financing structure created significant funding risk, as the failure of any single investor to fund would automatically relieve the Revocable Trust and every other equity investor of its respective funding obligations. The contemplated equity participation by Tencent, a Chinese technology company, which recently in connection with the acquisition of Paramount Global by Skydance Media, LLC (the “Paramount/Skydance Merger”) had been the subject of significant scrutiny by the U.S. government, and the participation of the Middle Eastern sovereign wealth funds in the equity financing structure, whose investment size and governance rights likely established jurisdiction by CFIUS and potentially other non-U.S. regulators over the PSKY proposal, created additional regulatory risks and related uncertainties. The PSKY December 1 Bid also included certain burdensome restrictions that would apply to WBD during the interim period between signing and closing that were substantially similar to the interim operating period restrictions included in PSKY’s November 26, 2025 markup of the draft merger agreement. Despite WBD’s feedback on November 29, 2025 regarding the need for flexibility in these provisions, PSKY did not meaningfully address the WBD Board’s concerns. PSKY’s proposed definition of “Company Material Adverse Effect” in its markup of the draft merger agreement included in the PSKY December 1 Bid took into account any impacts resulting from these interim operating period restrictions, which created closing risk for WBD. The PSKY December 1 Bid also did not address WBD’s concerns with respect to financing matters, requiring PSKY consent in its “sole discretion” over the terms of WBD’s essential bridge loan refinancing and a blocking right over the junior lien notes exchange necessary to avoid a payment of approximately $1.5 billion.

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Netflix proposed acquiring the WBD Streaming & Studios Business for $27.75 per outstanding share of WBD Common Stock (comprised of $22.50 in cash and $5.25 of Netflix stock per outstanding share of WBD Common Stock) (the “Netflix December 1 Bid”). The stock component of the Netflix December 1 Bid was subject to a symmetrical 10% collar designed to ensure that WBD stockholders received Netflix stock consideration valued at $5.25 per share, provided that the 15-day volume-weighted average trading price of Netflix shares (measured three days prior to the closing) (the “Netflix Average Stock Price”) fell between $98.81 and $120.77. If the Netflix Average Stock Price was less than or equal to $98.81, WBD stockholders would receive 0.0531 of a Netflix share for each outstanding WBD share. If the Netflix Average Stock Price was greater than or equal to $120.77, WBD stockholders would receive 0.0435 of a Netflix share for each outstanding WBD share. As a result, the Netflix December 1 Bid provided that between 112.9 and 137.9 million Netflix shares would be issued to WBD stockholders. The Netflix December 1 Bid included a regulatory termination fee of $5.8 billion and a WBD termination fee of $2.8 billion. Netflix’s revised draft of the merger agreement included with the Netflix December 1 Bid proposed, among other things, (i) that the regulatory termination fee would be payable to WBD solely if the closing did not occur as a result of antitrust laws (and not other regulatory laws) and (ii) the same “reasonable efforts standard” and burdensome condition exception that Netflix proposed in its November 26, 2025 markup of the draft merger agreement. Netflix’s merger agreement markup also included meaningful concessions on the interim operating covenants applicable to WBD during the interim period between signing and closing, and included a statement that Netflix was open to further discussing (i) any flexibility that WBD needed to operate its business in the ordinary course during the interim period between signing and closing and (ii) any interim operating period restrictions in Netflix’s merger agreement markup that WBD viewed as overly burdensome. In contrast to PSKY’s approach, Netflix had a relatively small number of comments of relatively modest significance on the draft transaction agreements, demonstrated a willingness to work collaboratively with WBD to address the WBD Board’s concerns and provided responsive markup language addressing key points raised by WBD’s advisors, including tightening conditions, providing financing flexibility, and modifying interim operating covenants.

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Company A proposed combining the WBD Streaming & Studios Business and certain of Company A’s related businesses for per share consideration of $5.25 in cash and an amount of stock per outstanding share of WBD Common Stock such that WBD stockholders would own 49% of the combined company (the “Company A December 1 Bid”). The Company A December 1 Bid also proposed to provide WBD stockholders with contingent value rights maturing one year after the closing of the proposed transaction, to provide downside protection value of up to $4.81 per share, if the volume weighted average of the combined company’s stock price for a 20-day period prior to the maturity date was less than $30.18 per share. Based on a variety of valuation assumptions Company A made and set forth in its bid letter, Company A ascribed a “headline price” of $35.43 per WBD share in the Company A December 1 Bid. The Company A December 1 Bid included a regulatory termination fee of $5 billion and a WBD termination fee of $2.275 billion.

On December 2, 2025, journalist Charles Gasparino released a report on the X service with details of PSKY’s bid, which was directly attributed to “$PSKY’s reps.” This public disclosure of transaction information violated PSKY’s obligations under its confidentiality agreement with WBD.

Also on December 2, 2025, a working group of the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, the group reviewed and discussed the December 1 Bids and prepared to update the full WBD Board later that day.

Also on December 2, 2025, the WBD Board held a meeting in person and via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), along with members of WBD’s senior management. During the meeting, the WBD Board reviewed the bids and discussed the relative merits of, and certain considerations with respect to, the December 1 Bids, including (i) the significant funding certainty concerns with PSKY’s cross-conditioned equity financing structure, (ii) the superior value-protection features in the Netflix December 1 Bid (including the collar on the stock component), (iii) Netflix’s demonstrated willingness to address WBD’s concerns regarding interim operating covenants, (iv) the regulatory implications of including Tencent and Middle Eastern sovereign wealth funds in PSKY’s equity financing structure, (v) the significant concerns presented by PSKY’s inflexibility regarding WBD’s financing needs during the period between signing and closing, including an anticipated cash expense of approximately $1.5 billion that would be payable to the holders of certain exchangeable notes even if PSKY was unable to complete its acquisition of WBD, (vi) the risks associated with delaying WBD’s near-term pending strategic separation transaction to pursue a transaction with PSKY and (vii) the additional time required to properly structure and execute a transaction with Company A. The WBD Board determined that, while there could be strategic merit in the transaction proposed by Company A, the value of the equity portion of Company A’s bid was uncertain, the percentage of cash in Company A’s proposed consideration mix was lower than that of Netflix and PSKY, and the complex transaction structure would require an extended timeline to complete due diligence and documentation. Given that, among other things, Netflix submitted the meaningfully highest bid of the December 1 Bids accompanied by the most readily actionable legal documentation, with few issues remaining to be resolved, the WBD Board unanimously decided to accelerate discussions with Netflix in order to resolve remaining issues in Netflix’s merger agreement markup and other transaction agreements. At the same time, the WBD Board instructed WBD’s management and advisors to remain engaged with Company A and PSKY, and provide them feedback consistent with the WBD Board’s discussions regarding the deficiencies in their proposals. The WBD Board determined to meet periodically during the week, as frequently as daily, as matters developed, with the goal of potentially finalizing and agreeing to a transaction prior to the weekend, depending on the bidders’ responses.

Also on December 2, 2025, WBD management and representatives from Allen & Company had a meeting by teleconference with Netflix representatives to provide feedback on the Netflix December 1 Bid.

On December 3, 2025, Debevoise, on behalf of WBD, sent revised drafts of the merger agreement, separation and distribution agreement, tax matters agreement and intellectual property matters agreement to Skadden, proposing, among other things, (i) that Netflix would be required to take all actions necessary to obtain regulatory approvals, except those that would have a material adverse effect on WBD and its subsidiaries after giving effect to the separation and distribution or would apply to the operation, contracts, business or assets of Netflix, and (ii) that the regulatory termination fee would be payable to WBD if the closing did not occur as a result of any antitrust law or foreign regulatory law.

Also on December 3, 2025, Mr. Zaslav had a telephone conversation with Mr. D. Ellison to provide feedback on the PSKY December 1 Bid. During this call, Mr. Zaslav stated that (i) the PSKY December 1 Bid was not the highest value proposal received by WBD and (ii) PSKY’s proposed equity financing terms raised legal and regulatory complexities that would be challenging for the WBD Board to accept and that PSKY’s proposal should be fully backstopped by the Ellison family and RedBird.

Also on December 3, 2025, Debevoise and Wachtell Lipton had a meeting by teleconference with Cravath to provide feedback on legal aspects of the PSKY December 1 Bid. During this call, Debevoise and Wachtell Lipton reiterated the WBD Board’s specific concerns regarding, among other matters, (i) the cross-conditioned nature of PSKY’s equity financing structure and the need for a full backstop from the Ellison family and RedBird, as had been promised repeatedly in PSKY’s earlier proposals to the WBD Board and in conversations among advisors, (ii) the failure of the Ellison family to make any commitments to provide regulatory cooperation that would be required to consummate the transaction, (iii) the presence of Tencent and other non-U.S. investors in the equity financing and resulting regulatory implications, including exposure of the transaction to CFIUS jurisdiction and the potential requirement to make filings in several jurisdictions that would not otherwise be required, (iv) the need for WBD to have flexibility in the interim operating covenants and (v) the need for WBD to have flexibility to manage its debt capital structure during the interim period and to complete the junior lien notes exchange. WBD’s legal advisors specifically identified each of these issues and recommended that PSKY address them in a revised proposal. WBD’s legal advisors informed the representatives of Cravath that the WBD Board would be meeting periodically throughout the week, urged them to provide any revised proposal as soon as feasible and stated they would be available for any follow-up questions.

Also on December 3, 2025, WBD management and representatives from Allen & Company had a meeting by teleconference with PSKY representatives to provide feedback on the PSKY December 1 Bid. PSKY was informed that it had not submitted the highest value proposal, and WBD had significant concerns regarding PSKY’s proposed equity financing structure and bridge refinancing consent right. PSKY was urged to respond in an expeditious manner and informed that the WBD Board was meeting periodically throughout the week.

Also on December 3, 2025, two senior members of the Centerview team representing PSKY had a call with a senior member of the Allen & Company team representing WBD. During the call, a senior member of the Centerview team representing PSKY stated that “not every dollar will come from [Mr. L.] Ellison” when discussing PSKY’s proposal to acquire WBD.

Also on December 3, 2025, members of WBD and PSKY management, together with representatives of Debevoise and Latham, and representatives of Citibank and BofA, met by virtual means to discuss WBD’s serious concerns about the limitations on WBD’s financing activities on which PSKY continued to insist. During this discussion, WBD’s management and legal advisors explained that PSKY’s proposal to permit refinancing only if such debt was “callable at par” was unworkable, as the depth of the term loan market alone was most likely insufficient to refinance WBD’s bridge facility and the bond market would require customary call protection premiums. WBD’s legal advisors emphasized that restricting WBD’s ability to agree to customary call protection in the context of a financing structure that could be assumed by PSKY would effectively preclude WBD from accessing the bond markets, leaving WBD with a precarious capital structure if the transaction failed to close. WBD and its legal advisors also emphasized the significant financial expense that would be borne by WBD if the junior lien notes exchange could not be completed by December 30, 2026 as contemplated.

Also on December 3, 2025, Debevoise and Wachtell Lipton had a meeting by teleconference with Skadden to provide feedback on the legal aspects of the Netflix December 1 Bid. During this call, Debevoise and Wachtell Lipton conveyed the WBD Board’s specific requests and concerns regarding (i) the need for Netflix to improve its regulatory efforts covenant by (A) removing from the definition of “Burdensome Condition” the clause that refers to actions that would have a material adverse impact on the benefits that Netflix reasonably expects to derive from the transaction and (B) removing the ordinary course carveout from the “clear skies” covenant, and (ii) modifying the trigger for payment of the regulatory termination fee to WBD to include failure of the regulatory approvals closing condition or legal restraint closing condition as a result of a governmental order pursuant to any regulatory law (rather than only pursuant to antitrust laws).

Also on December 3, 2025, Mr. Zaslav had a telephone conversation with the Chief Executive Officer of Company A to provide feedback on the Company A December 1 Bid.

Also on December 3, 2025, WBD management and representatives from Allen & Company had a meeting by teleconference with Company A representatives to provide feedback on the Company A December 1 Bid.

Also on December 3, 2025, Netflix agreed in a conversation between Mr. Sarandos and Mr. Zaslav, followed by a discussion among counsel, to strengthen its regulatory efforts obligations and modify its proposal to shift $0.75 of the per share consideration to be paid to holders of WBD Common Stock from Netflix Common Stock to cash.

Also on December 3, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Fried Frank, along with members of WBD’s senior management. During the meeting, the WBD Board discussed the PSKY December 1 Bid and the Netflix December 1 Bid, recapped discussions with the bidders since the previous meeting of the WBD Board and discussed the status of the transaction process generally. After discussion, the WBD Board unanimously resolved that WBD’s management and advisors should finalize documentation with Netflix as soon as possible, in order to be in a position to enter into definitive agreements by the evening of December 4, 2025 should the WBD Board decide to proceed with a transaction with Netflix. The WBD Board also instructed WBD’s management and advisors to remain engaged with the other bidders.

Also on December 3, 2025, Centerview, on behalf of PSKY, conveyed to Allen & Company that PSKY would submit a revised proposal prior to 10:00 a.m. Eastern time on December 4, 2025.

During the evening of December 3, 2025, the litigation boutique Quinn Emanuel Urquhart & Sullivan, LLP (“Quinn Emanuel”), on behalf of PSKY, sent a letter to WBD (the “December 3 Quinn Emanuel Letter”) “express[ing] serious concerns about the fairness and adequacy” of the WBD sale process based on its interpretation of public media reports. The December 3 Quinn Emanuel Letter was sent by Mr. D. Ellison directly to Mr. Zaslav via email, and separately sent by email, by in-person delivery by a litigation delivery services firm, and by overnight courier to four law firms advising WBD and to Allen & Company. The December 3 Quinn Emanuel Letter contained no specific proposals for changes to the transaction documents or valuation that would have improved the PSKY December 1 Bid. The December 3 Quinn Emanuel Letter largely relied for its assertions on partial summaries of inaccurate and incomplete newspaper reports that were not relevant to the evaluation of a potential transaction, while other assertions had no factual basis whatsoever. The December 3 Quinn Emanuel Letter further sought confirmation as to whether WBD had appointed “an independent special committee of disinterested members of its board to consider the potential transaction opportunities” and “strongly urge[d]” WBD to empower such a committee if one did not already exist.

WBD’s legal advisors provided the December 3 Quinn Emanuel Letter to the WBD Board, as requested in the letter. PSKY did not submit any revisions to the PSKY December 1 Bid on December 3, 2025.

Also on December 3, 2025 and on the morning of December 4, 2025, after learning of the December 3 Quinn Emanuel Letter, representatives of PSKY’s legal and financial advisors contacted their respective counterparts to advise that they had been unaware of the December 3 Quinn Emanuel Letter prior to its delivery to WBD and that, in their view, the letter should not have been sent, was “not helpful” and was a “mistake.”

Also on December 3, 2025, Skadden, on behalf of Netflix, sent revised drafts of the merger agreement and other transaction agreements to Debevoise and Wachtell Lipton.

On December 4, 2025, Wachtell Lipton and Debevoise, on behalf of WBD, responded to Quinn Emanuel stating that it had shared the December 3 Quinn Emanuel Letter with the WBD Board and confirming that “the WBD Board attends to its fiduciary obligations with the utmost care, and that they have fully and robustly complied with them, and will continue to do so.”

Also on December 4, 2025, Debevoise, on behalf of WBD, sent revised drafts of the merger agreement, other transaction agreements and disclosure schedules to Skadden. Over the course of the day, Debevoise and Skadden exchanged drafts of these agreements and disclosure schedules in order to finalize their terms.

Also on December 4, 2025, a few hours before the WBD Board’s scheduled meeting, PSKY sent a revised offer for $30 per share in cash (the “PSKY December 4 Proposal”), along with markups of the merger agreement and the disclosure schedules and draft subscription agreements, equity commitment letter and limited guarantee to Debevoise and Wachtell Lipton. The PSKY December 4 Proposal modified the equity financing structure to provide a $40.4 billion backstop from the Revocable Trust, but continued to include significant deficiencies that had been identified by the WBD Board throughout the process, including (i) the lack of any actual commitments or backstop from any member of the Ellison family, a dependency on an opaque Revocable Trust, the creditworthiness of which was not certain and subject to change, deficiencies in the Revocable Trust’s obligations under the proposed equity financing documents, including a monetary damages cap of $2.8 billion on the Revocable Trust’s liability, including in the event of a willful breach, and failure of any member of the Ellison family to make any commitments to provide regulatory cooperation that would be required to consummate the transaction, (ii) continued regulatory uncertainty related to PSKY’s expected equity syndication, (iii) the continued absence of necessary flexibility for WBD to manage its debt capital structure and execute essential refinancing activities during the potentially lengthy period between signing and closing, which, among other adverse consequences, would require WBD to pay a financing cost of approximately $1.5 billion to certain note holders if the contemplated debt exchange offer was not completed by December 30, 2026, and the restriction on WBD’s ability to refinance its $15.4 billion bridge loan, and (iii) other interim operating covenants that remained substantially identical to the burdensome restrictions rejected by WBD in the PSKY December 1 Proposal, ignoring the specific feedback provided by WBD’s advisors on November 29, 2025 and December 3, 2025 regarding WBD’s need for reasonable operating flexibility during a potentially lengthy interim period. While PSKY stated in its cover letter that it was prepared to sign “immediately”, the transaction documents included with the PSKY December 4 Proposal would require substantial additional negotiation on key issues that PSKY had declined to address despite multiple rounds of specific feedback from the WBD Board and WBD’s advisors, and were also incomplete in other respects, with footnotes and bracketed provisions.

Also on December 4, 2025, Skadden, on behalf of Netflix, sent a revised draft of the merger agreement to Debevoise and Wachtell Lipton in advance of the WBD Board meeting scheduled for later that day. In its email to Debevoise and Wachtell Lipton, Skadden stated, at the instruction of Netflix:

“We have our client’s signature page in escrow and are prepared to exchange signature pages after your client’s board has met and approved this afternoon. Our client’s expectation is that we will be signed as soon as practicable this evening, and the deal announced before open of market tomorrow morning. We have been instructed by our client to convey that this is our best and final proposal and that if we are not done before open of market tomorrow morning, our proposal shall be deemed withdrawn, null and void. We will withdraw from your process, abandon pursuit of the transaction and terminate discussions.”

Late in the afternoon on December 4, 2025, Mr. Sarandos called Mr. Zaslav to inform him that Netflix was prepared to enter into definitive transaction agreements with WBD that evening, or it would withdraw its proposal and withdraw from the process.

At 4:00 p.m. on December 4, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, the WBD Board reviewed the PSKY December 4 Proposal and the status of negotiations with Netflix, and discussed the relative merits of each proposal, including the significant concerns regarding PSKY’s transaction documents that remained unresolved despite the WBD Board’s detailed feedback throughout the process. The WBD Board observed that the PSKY proposal carried significantly higher execution risk than the Netflix proposal for reasons including the absence of a direct and unconditional equity funding backstop from the Ellison family, the uncertain current and future creditworthiness of the Revocable Trust, the lack of any obligations by the Ellisons to provide any regulatory cooperation in connection with the proposed transaction or avoid taking actions to frustrate closing and the financial condition and creditworthiness of PSKY, which is a significantly smaller and more highly leveraged company. In contrast, the WBD Board noted that Netflix is an investment grade public company with a market capitalization in excess of $400 billion.

The WBD Board also noted that, in contrast to Netflix’s responsiveness, PSKY had repeatedly failed to incorporate critical feedback regarding its equity financing, WBD’s need for financing flexibility, and interim operating covenants provided by WBD’s advisors. PSKY’s revised draft continued to restrict WBD from refinancing its bridge loan with standard high-yield notes containing customary call protection, thereby forcing WBD to rely on a potentially insufficient term loan market or seek PSKY’s consent for necessary financing. The WBD Board also observed that PSKY’s expectation that WBD would pay $1.5 billion to certain noteholders by December 30, 2026, in lieu of the planned junior lien notes exchange, would result in a material uncompensated expense in the event of a failed transaction. The WBD Board viewed this lack of flexibility as a significant risk to WBD’s financial stability during the interim period. The WBD Board also considered that, because PSKY’s proposal would require WBD to abandon the Separation and Distribution, any delay or failure to close could deprive WBD stockholders of strategic flexibility and value-creation possibilities of the Separation and Distribution. The WBD Board also viewed the continued refusal of PSKY to provide necessary operating flexibility to create a material risk that the transaction would fail to close or that the business would be materially damaged during a prolonged regulatory review. The WBD Board further took into account advice of WBD’s regulatory advisors that regulatory risk was not a material differentiating factor between the PSKY and Netflix proposals.

The WBD Board considered that the Netflix transaction offered high risk-adjusted value, a strong regulatory package, and financing certainty from a counterparty with an investment-grade balance sheet. By comparison, the WBD Board determined that the risk adjusted, per-share value of the PSKY December 4 Proposal was not superior to the value offered by Netflix, which consisted of $23.25 in cash, plus a number of shares of Netflix Common Stock representing a target value of $4.50, with the exchange ratio to be determined (within a specified collar) based on the 15-day volume-weighted average trading price of Netflix Common Stock (measured three trading days prior to closing), plus the additional value of the shares of Discovery Global that WBD stockholders will receive pursuant to the Separation and Distribution (as further described below). In reaching its determination, the WBD Board considered that (i) Netflix had demonstrated throughout the process a willingness to work collaboratively with WBD and respond constructively to the WBD Board’s feedback, while PSKY had failed to meaningfully address key concerns that the WBD Board and WBD’s advisors specifically had identified in multiple conversations, (ii) Netflix’s proposal provided significant value protection through the collar mechanism, (iii) Netflix’s proposal provided greater closing certainty given Netflix’s strong balance sheet and investment-grade credit rating, (iv) the Netflix transaction included a strong regulatory commitment with a $5.8 billion regulatory termination fee, one of the largest cash termination fees ever agreed, (v) Netflix’s proposal provided WBD with the flexibility to manage its debt capital structure and (vi) the proposed transaction with Netflix would not require WBD to abandon the Separation and Distribution. The WBD Board also considered a number of other relevant factors set forth below (see – “Reasons for Recommendation”).

The WBD Board also considered the respective opinions of Allen & Company and J.P. Morgan rendered to the WBD Board on December 4, 2025, confirmed by delivery of written opinions dated December 4, 2025, as to the fairness, from a financial point of view, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, of the merger consideration to be received by holders of WBD Common Stock (other than, as applicable Netflix, Merger Sub and their respective affiliates) pursuant to the Netflix Merger Agreement.

In light of the above and Netflix’s representations that it would abandon its offer if it were not accepted that evening and would disengage from the process, the WBD Board (i) determined that the terms of the Netflix Merger Agreement and the other transaction documents, including terms related to the Netflix Merger and the Distribution (but in the case of the Distribution, subject to the WBD Board’s final approval thereof prior to the Distribution), were fair to, and in the best interests of, WBD and its stockholders, (ii) determined that it was in the best interests of WBD and its stockholders and declared it advisable to enter into the Netflix Merger Agreement and the other transaction documents, (iii) approved the execution and delivery by WBD of the Netflix Merger Agreement and the other transaction documents, the performance by WBD of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Netflix Merger Agreement and the other transaction documents, including the Netflix Merger (but in the case of the Distribution, subject to the WBD Board’s final approval thereof prior to the Distribution), on the terms and subject to the conditions set forth therein and (iv) resolved to recommend that the stockholders of WBD approve the Netflix Merger and adopt the Netflix Merger Agreement and directed that the Netflix Merger Agreement be submitted to the stockholders of WBD for their adoption.

At approximately 5:00 p.m. on December 4, 2025, while the meeting of the WBD Board to consider the various proposals was ongoing, Mr. Zaslav received a text message from Mr. D. Ellison. Notwithstanding that PSKY had been repeatedly advised that it should not expect an additional opportunity to improve its bid after the December 1, 2025 bid date, and that PSKY had nonetheless been given an opportunity to do so, the message stated that PSKY’s offer of a few hours earlier was not “best and final.” A representative of Evercore previously had received a similar text message from a representative of Centerview at approximately 4:30 p.m. Neither Evercore nor Mr. Zaslav responded to these messages as they did not present any actionable improved proposal for consideration and it would not have been appropriate to do so in the midst of the WBD Board’s deliberations.

Later in the evening on December 4, 2025, WBD entered into the Netflix Merger Agreement. Consistent with the express terms of the Netflix Merger Agreement, WBD and its advisors did not engage further in discussions with Company A or PSKY.

On the morning of December 5, 2025, WBD and Netflix issued a joint press release announcing the execution of the Netflix Merger Agreement. Later that day, counsel for WBD sent notices to counsel for Company A and PSKY requiring them to comply with the “return or destroy” provisions of their respective non-disclosure agreements with WBD, and to certify such compliance within five business days, as required by those agreements.

On December 8, 2025, PSKY launched the Offer, in which it proposes to acquire WBD on substantially the same terms as the PSKY December 4 Proposal. Despite having had the opportunity to review the publicly filed Netflix Merger Agreement and accept its more favorable terms, including enhanced regulatory efforts commitments, a higher regulatory break fee, the ability to refinance the WBD bridge facility and to complete the junior lien notes exchange, as well as more flexible interim operating covenants and representations and warranties, PSKY launched the Offer on the same terms (with additional conditions related to the Offer) that the WBD Board had found deficient throughout the sale process. The Offer did not address any of the deficiencies in PSKY’s equity funding proposal that were specifically and consistently noted to PSKY by WBD and its advisors in their responses to PSKY’s prior proposals. The Offer also failed to provide, as is common in such circumstances, that PSKY would bear the expense of the termination fee owed to Netflix under the terms of the Netflix Merger Agreement, if the WBD Board were to decide to terminate the Netflix Merger Agreement in order to enter into an alternative transaction with PSKY.

Later in the day on December 8, 2025, WBD issued a press release stating that (i) PSKY had commenced an unsolicited tender offer to acquire all of the outstanding shares of WBD Common Stock, (ii) consistent with its fiduciary duties and in consultation with WBD’s independent financial and legal advisors, the WBD Board will carefully review and consider PSKY’s offer in accordance with the terms of the Netflix Merger Agreement, (iii) the WBD Board is not modifying its recommendation with respect to the Netflix Merger Agreement, (iv) WBD intends to advise its stockholders of the WBD Board’s recommendation regarding the Offer within 10 business days and (v) WBD stockholders are advised not to take any action at this time with respect to the Offer.

Also on December 8, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, the WBD Board discussed the Offer and proposed next steps.

On December 10, 2025, PSKY released a letter addressed to WBD’s stockholders. The letter stated that the Revocable Trust would “happily address [concerns about the terms of the equity financing] in the transaction documentation,” but failed to mention that PSKY had declined to address specific concerns raised by WBD on several occasions. Counsel for PSKY also sent a similar “return or destroy” notice with respect to PSKY confidential information to counsel for WBD, and to certify such compliance within five business days.

On December 15, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Joele Frank, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, the WBD Board discussed the status of the Offer, including the timeline for WBD’s response and the legal requirements relating to the Schedule 14D-9. Representatives of Debevoise and Wachtell Lipton reviewed fiduciary duty considerations applicable to the WBD Board in evaluating the Offer, as well as the provisions of the Netflix Merger Agreement relating to a potential change of recommendation and the termination fee that would be payable to Netflix in certain circumstances pursuant to the Netflix Merger Agreement. The WBD Board discussed various considerations with respect to the Offer, including the value of the Offer, taking into account numerous risks and uncertainties relating to the Offer, as well as the benefits of the Netflix Merger and the Separation and Distribution (see “—Reasons for Recommendation”). Following discussion, the WBD Board directed management and its advisors to prepare a substantially final version of this Statement prior to finalizing its decision on whether to recommend in favor of or against the Offer.

On December 16, 2025, the members of the WBD Board executed a unanimous written consent to recommend that WBD stockholders reject the Offer and not tender their shares of WBD Common Stock pursuant to the Offer and to recommend the Netflix Merger Agreement.

On December 17, 2025, WBD filed this Statement.

Reasons for Recommendation

The WBD Board has unanimously concluded that (i) the Offer is not in the best interests of WBD and its stockholders; (ii) the Offer is not a Company Superior Proposal (as defined in the Netflix Merger Agreement); and (iii) the Offer did not meet the standard of being more favorable to WBD stockholders than the transactions contemplated by the Netflix Merger Agreement, after taking into account all relevant factors, including likelihood of consummation on the terms proposed and all legal, financial and regulatory aspects of the Offer.

Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders.

In evaluating the Offer, the WBD Board consulted with WBD’s legal and financial advisors and WBD’s management and, in reaching its conclusion and making its recommendation to the stockholders, took into account numerous factors.

In sum, the WBD Board unanimously determined that the Offer is not more favorable to WBD stockholders than the Netflix Merger and is wholly inadequate given, among other things: the Offer’s insufficient value (taking into account price, and numerous risks and uncertainties); significant costs that WBD would be required to incur if it accepted the PSKY Merger Agreement; the non-binding nature of the Offer and its many conditions; the material flaws and limitations in PSKY’s $40.65 billion equity financing required to complete the Offer (including lack of an Ellison family backstop and weak contractual protections for WBD relating to the conditional commitment of the Revocable Trust); regulatory risks; risks associated with failure to consummate the Offer; and other proposed merger agreement terms that are highly unfavorable to WBD and other considerations further described below.

The factors the WBD Board considered in reaching this conclusion included, but were not limited to, the following:

I.	Insufficient value represented by the Offer, taking into account the value of the Offer as well as the numerous risks and uncertainties associated with the Offer.

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The risk-adjusted value of the Offer is not superior to the Netflix Merger. The WBD Board determined that the per-share value of the Offer is not superior to the value offered by the Netflix Merger, which consists of $23.25 in cash, plus a number of shares of Netflix Common Stock, representing a target value of $4.50, with the exchange ratio to be determined (within a specified collar) based on the 15-day volume-weighted average trading price of Netflix Common Stock (measured three trading days prior to closing), plus the additional value of the shares of Discovery Global that WBD stockholders will receive pursuant to the Separation and Distribution.

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The Offer is not binding on PSKY, cannot be completed by the current expiration of the Offer and can be terminated or amended at any time by PSKY (including to reduce the Offer Price and add material conditions). The Offer is entirely at PSKY’s discretion and may be terminated or amended in any way by PSKY at any time prior to its acceptance of tendered shares. The first paragraph of the Offer states it is “subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time)” and continues, on the next page, “we reserve the right to amend the Offer in any respect (including amending the Offer Price)” (Emphasis added).

The Offer also includes additional material conditions (as described in Section X below), many of which are not present in the Netflix Merger Agreement. The regulatory conditions to the Offer are expected, even by PSKY’s own statements, to take 12 to 18 months to satisfy, compared to the expiration of the Offer in approximately three weeks. There is therefore no reason for WBD stockholders to tender their shares prior to the current expiration of the Offer, because the Offer is not capable of completion on that timeline.

The WBD Board believes the Offer is essentially an option for PSKY, which has reserved the right to reduce the Offer Price, amend other terms of the Offer or terminate the Offer. The Netflix Merger Agreement is binding on Netflix, provides WBD stockholders the opportunity to vote on a specific and binding transaction, and cannot be amended without WBD’s consent. In comparison, the Offer is illusory and poses material risks to WBD stockholders.

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The Separation and Distribution will create additional value for WBD stockholders. Accepting the Offer would deprive WBD stockholders of this value. The Separation and Distribution will afford Discovery Global enhanced strategic, operating and financial flexibility, including to pursue accretive investments and M&A opportunities or realize a future control premium for stockholders. Unlike Comcast’s Versant, which PSKY has pointed to as a comparison, Discovery Global’s business has greater scale and profitability, with a geographically diversified footprint and strong international presence, including international free-to-air broadcasters, and a streaming product (Discovery+) that generates hundreds of millions of dollars of revenue. Discovery Global’s assets reach viewers across 200 countries and territories and include significant sports assets both in the U.S. and internationally (i.e., TNT Sports U.S., Bleacher Report, Eurosport.com), and include the rights to high-profile sporting events, such as MLB, NHL (including the Stanley Cup Finals), NCAA Men’s March Madness, College Football Playoffs, the French Open and the Olympics on Eurosport. WBD will be most able to achieve this additional value, with the highest degree of certainty, by completing the Separation and Distribution on the currently contemplated timeline, which is in the next 7 to 10 months.

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Significant loss of value if the PSKY Merger Agreement is entered into but not consummated. The WBD Board also considered the $2.8 billion termination fee that WBD would be required to pay to Netflix in order to accept the PSKY Merger Agreement or that Netflix could require WBD to pay if the WBD Board changes its recommendation with respect to the Netflix Merger – which PSKY has not offered to fund or reimburse. In addition, pursuant to the terms of the PSKY Merger Agreement, WBD would incur approximately $1.5 billion in financing costs if WBD cannot execute its debt exchange offer as described herein. This total amount of $4.3 billion in immediate and near-term costs represents a loss of value of approximately $1.66 per share of WBD Common Stock, on a pre-tax basis, if the PSKY Merger Agreement is entered into but not consummated.

II.

PSKY’s ability to consummate the Offer requires it to obtain $40.65 billion of equity financing, which is subject to significant risks and uncertainties. The Ellison family has provided no commitment of any kind to fund such financing.

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Despite PSKY’s headline claims, there is no equity commitment or backstop from the Ellison family for the Offer (and there never has been). Neither Mr. L. Ellison nor Mr. D. Ellison has agreed to personally guarantee or is in any way obligated with respect to the Offer – despite the fact that access to an extraordinary amount of their personal wealth is essential to close the Offer. For months, PSKY assured the WBD Board that the Ellison family would fully backstop the equity financing required for a transaction with WBD.

This commitment has never materialized. Less than two weeks ago, when the bidders in the strategic alternatives review process were instructed to deliver binding bids, PSKY proposed a seven-party, cross-conditional consortium of equity commitments, from multiple U.S. and foreign sources, including Tencent, an investor that previously has been identified on lists maintained by the U.S. government reflecting national security concerns. The commitments and rights of several Middle Eastern sovereign wealth funds would have made the entire proposal subject to the authorities of, and reviewable by, CFIUS. The President of the United States and CFIUS have broad authorities to review foreign investments subject to CFIUS jurisdiction, and the President’s national security findings in such a context are not subject to judicial review. Of the $37.2 billion equity check required in that binding bid, only 32% ($12 billion) of the total commitment came from the Revocable Trust.

As further described below and reflected in the transaction agreements submitted by PSKY with the Offer, the limited and conditional commitment of the Revocable Trust is not secure.

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The creditworthiness of the Revocable Trust is not certain and is subject to change. PSKY’s proposed “Ellison family backstop” is actually a commitment from the Revocable Trust, an opaque entity whose assets, liabilities, beneficiaries, terms, conditions and limitations are not publicly disclosed, and are subject to change. Contrary to PSKY’s assertions, the financial condition of the Revocable Trust is not publicly reported or disclosed; nor is it fixed. Although the Offer states that the Revocable Trust is the record and beneficial owner of a substantial amount of Oracle common stock, PSKY has not provided any evidence of this. The WBD Board also notes there is at least one other similarly named L. Ellison revocable trust, and there may be additional Ellison family estate planning vehicles, whose relationship to and assets compared with the Revocable Trust are unknown. The WBD Board has been advised that neither Oracle’s annual proxy statement, nor Mr. L. Ellison’s SEC filings on Schedule 13G with respect to Oracle common stock, disclose the Revocable Trust’s record or beneficial ownership of any Oracle common stock. Additionally, public disclosures by Oracle indicate that Mr. L. Ellison has already pledged a substantial portion of his Oracle common stock to secure other personal indebtedness.

Regardless of the assets the Revocable Trust may or may not hold, PSKY has provided no information with respect to the terms or governance of the Revocable Trust, nor other liabilities it may have. A revocable trust generally has terms that would pose substantial risks to WBD stockholders. It is typical, for example, that a grantor of a revocable trust can remove assets from the trust; the terms of the trust can be amended to permit, or prohibit, certain transactions; the trust can be dissolved and its assets fully distributed, leaving a shell entity; the trust may incur significant liabilities; and other beneficiaries of the trust may have claims against the trust if it takes certain actions not in their best interests. Any of the foregoing changes with respect to the Revocable Trust may render the Revocable Trust unable to fund its equity commitment or pay damages (which PSKY and the Revocable Trust have agreed to cap at 7% of the Revocable Trust’s equity commitment, even for a willful breach) in the event of a failure to fund the Offer.

The Netflix Merger is backed by an investment-grade, well-capitalized public company with a market capitalization in excess of $400 billion and no equity funding needed.

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PSKY’s proposed equity financing agreements contain several loopholes that could be exploited to jeopardize closing certainty. The Revocable Trust’s commitment will automatically terminate if any WBD stockholder files a legal action on behalf of WBD against the Revocable Trust or its affiliates in connection with the transaction. In addition, the limited guarantee provided by the Revocable Trust is only enforceable by PSKY (and not by WBD), thereby further limiting WBD’s ability to recover even in the event of a willful breach. These loopholes create material enforcement risk for WBD and its stockholders in the event that PSKY or the Revocable Trust were to lose their enthusiasm for the transaction over the year or more likely required to complete the transaction.

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PSKY is not obligated to obtain alternate equity financing. Pursuant to the PSKY Merger Agreement, PSKY has no obligation to seek replacement equity financing in the event that the Revocable Trust fails or is unable to fund, effectively asking WBD stockholders to bet the entirety of the transaction on the bona fides of an unconstrained and unknown Revocable Trust.

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If the equity financing fails to be funded at closing, the debt financing providers would not be required to fund. The $54 billion in debt financing required for PSKY to complete the transaction is contingent on the receipt of at least $35 billion of equity financing, meaning that the debt financing providers would not be required to fund in the event that the Revocable Trust does not fulfill its equity commitment, regardless of the reason. As a result, PSKY would be unable to complete the transaction.

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The Revocable Trust’s liability for monetary damages is capped at $2.8 billion, a mere 7% of its total equity commitment. In the event that a remedy of specific performance is unavailable, PSKY’s ability to obtain funding from the Revocable Trust would be limited to a $2.8 billion “Cap” (as defined in the Offer) – even in the event of a willful breach. The significant difference between the “Cap” and the overall equity commitment, particularly given the relatively small market capitalization of PSKY and its current debt levels, highlights the risk to WBD stockholders.

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PSKY has a track record of seeking loopholes and limitations that jeopardize closing certainty. WBD’s advisors repeatedly provided direct feedback to PSKY that its proposed equity financing terms put PSKY at a significant disadvantage to other bidders, none of which had an equity financing requirement, and expressed concern that the oft-promised full backstop by the Ellison family had yet to emerge. Instead of addressing this concern, the PSKY December 1 Bid produced proposed equity financing drafts that, among other things, stated that each equity investor would be fully relieved of its funding obligation in the event that any other equity investor failed to fund at closing, and that the Revocable Trust would only be required to fund approximately 32% of the total required equity funding. Thereafter, in the PSKY December 4 Proposal, PSKY proposed for the first time that the Revocable Trust – an entity with no public transparency or accountability – would be the sole limited and conditional guarantor of essentially all of the equity financing PSKY requires to obtain its debt financing and complete the transaction.

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PSKY’s comparison of its equity financing arrangements with the equity commitments in the Paramount/Skydance and Musk/Twitter transactions is irrelevant and actually highlights the inadequacy of PSKY’s proposal. PSKY has stated that the terms of the equity commitment are “identical” in all material respects to the commitment provided by Elon Musk in connection with his acquisition of Twitter. This is incorrect, and also irrelevant. As was publicly disclosed in numerous filings relating to the Twitter transaction, Mr. Musk signed his equity commitment personally, as an individual, not by use of an estate planning vehicle with no transparency. Mr. Musk also personally signed the Twitter merger agreement with respect to financing and regulatory obligations, protections the Ellison family has not agreed to provide.

PSKY also touts the involvement of the Revocable Trust in the Paramount/Skydance Merger and the Twitter sale. The Offer differs meaningfully. Based on publicly available information, the equity investment in Paramount Global for the Paramount/Skydance acquisition was only for $6 billion, of which the Revocable Trust committed only a portion, and the Revocable Trust committed only $1 billion in Mr. Musk’s acquisition of Twitter. The Offer contemplates more than 6 times the Revocable Trust’s equity investment in connection with the Paramount/Skydance acquisition, and 40 times the amount of its investment in Twitter. In contrast to the Twitter and Paramount situations, WBD was well-positioned to select among proposals from a number of bidders as a result of a highly competitive and successful strategic alternatives review process, in which the other competing bidders were large-cap, investment-grade companies, with no equity funding needed. The Netflix Merger entails no equity financing risk, and the WBD Board is not persuaded that it should recommend that WBD stockholders accept a substantially riskier offer on the basis of entirely unrelated transactions.

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A personal guarantee is not unprecedented, and is particularly appropriate given the extraordinary amount ($40.65 billion) of equity funding that PSKY requires. PSKY’s ability to complete this transaction is entirely dependent on the personal wealth of a controlling stockholder. The WBD Board believes it is appropriate that the stockholder personally, directly and securely be obligated to support and fund the transaction. Without such funding, PSKY’s transaction becomes incapable of closing, a risk that should not fall on WBD stockholders in any circumstance. Mr. Musk personally signed an equity commitment letter for $33.5 billion in the Twitter transaction, and also personally signed the Twitter merger agreement to support his acquisition – commitments that provided essential protection for Twitter when Mr. Musk challenged his obligation to close.

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These risks contrast sharply with the funding certainty for the Netflix Merger. In contrast to PSKY, Netflix is an investment-grade, well-capitalized public company rated A by S&P Global Ratings and A3 by Moody’s Ratings with a market capitalization in excess of $400 billion, and there is no equity financing contemplated by the Netflix Merger.

III.

The Ellison family has no obligation to make required regulatory filings, provide any cooperation in connection with the Offer, including to obtain regulatory approvals, or avoid taking actions that could delay or frustrate closing.

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The Ellison family’s cooperation is essential for obtaining required regulatory approvals. Messrs. L. and D. Ellison are the ultimate controlling persons of PSKY under certain antitrust laws. In order for PSKY to consummate its Offer, the Ellisons would be required to make certain regulatory filings and provide information to regulators. This concern was raised with counsel to PSKY prior to its submission of the PSKY December 1 Bid. It remains unaddressed in the Offer.

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The Ellison family has no obligation to provide regulatory cooperation. The Offer also lacks any commitment by either of the Ellisons to provide required information or otherwise cooperate to obtain the many global regulatory approvals required for consummation of the Offer. The Ellison family has also not agreed to refrain from taking actions that may delay or frustrate the Offer, such as acquisitions of other media assets (a “clear skies” commitment). Although this concern was noted by WBD’s counsel to PSKY’s counsel, PSKY has merely proposed that it will cause the Ellison family to cooperate and not take frustrating actions. The WBD Board does not believe that a controlled company such as PSKY can cause its controlling stockholders to take any action whatsoever.

The WBD Board is also aware that Mr. Musk agreed to be a direct party to the Twitter merger agreement for purposes of regulatory efforts and financing, and that Ellison affiliates agreed to similar obligations in their financing papers in the Paramount/Skydance Merger.

IV.	Financial condition and creditworthiness of PSKY, which is a significantly smaller and more highly leveraged company than Netflix, raise substantial risks for its acquisition of WBD.

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The creditworthiness of PSKY is relevant in evaluating certainty of closing. PSKY states in the Offer that its financial condition is not relevant to WBD stockholders in deciding whether to tender their shares for cash consideration. The WBD Board disagrees. The financial viability of PSKY, and the extraordinary debt leverage it proposes to incur, are central to its ability to (1) complete the Offer, including as a result of potential changes in the PSKY or WBD businesses between signing and closing, and (2) pay damages in the event it is unable, or refuses, to do so.

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PSKY’s credit rating is on the edge of “junk” status, and the combined company would be even more highly leveraged. PSKY is rated BB+ by S&P Global Ratings, which is “junk” grade, and it has a similarly low Baa3 / Negative rating from Moody’s Ratings. The combined PSKY-WBD company would have an estimated gross leverage at an illustrative December 31, 2026 closing date of approximately 6.8x 2026E EBITDA before synergies – a level that would be substantially in excess of peer companies. According to a Moody’s release on December 9, 2025, total pro forma debt of the combined PSKY-WBD company would be near $92 billion at closing, which could present significant execution and integration risks.

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Headwinds facing PSKY’s business and unrealistic synergy targets may exacerbate this credit risk. A disproportionate share of PSKY and the combined company’s revenues and EBITDA are expected to be generated from declining linear television businesses. PSKY’s aggressive target of realizing $9 billion of synergies, from its acquisition of WBD and from the Paramount/Skydance Merger, is highly speculative. The WBD Board notes that PSKY’s synergies figure for the acquisition of WBD increased by $1 billion between the PSKY November 20 Bid and the PSKY December 4 Proposal, and will inevitably entail significant headcount reductions in addition to those required by the additional $3 billion of targeted cost synergies from the Paramount/Skydance Merger. These synergies would take time to realize, and will require significant upfront one-time costs to achieve, which will present additional challenges given the combined company’s leverage.

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PSKY has recently entered into multiple programming commitments that may further stress its financial performance. In the short period since the completion of the Paramount/Skydance transaction, PSKY has signed above-market, multi-year programming and sports licensing deals, both domestic and international. Despite limited visibility into their long-term performance, PSKY will begin to bear significant fixed financial costs related to these agreements going forward. This, together with potentially higher costs associated with NFL rights given the league’s right to renegotiate early, could create further headwinds to PSKY’s financial profile.

•

Netflix has a significantly stronger financial condition. Wall Street equity research analysts expect PSKY to generate standalone 2026E free cash flow losses of approximately $400 million for 2026E. In contrast, Netflix, which is a substantially larger investment-grade public company, also has a materially healthier credit profile, with Wall Street equity research analysts expecting its standalone 2026E free cash flow to be more than $12 billion.

V.	No material difference in the level of regulatory risk associated with the Offer as compared to the Netflix Merger. The Netflix regulatory termination cash fee is historically high.

•

Regulatory risk is not a material differentiating factor between the Offer and the Netflix Merger. The WBD Board carefully considered the federal, state, and international regulatory risks for both the Netflix Merger and the Offer with its regulatory advisors. The WBD Board is of the view that each transaction is capable of obtaining the necessary U.S. and foreign regulatory approvals and that any difference between the respective regulatory risk levels is not material.

•

Netflix has offered a meaningfully larger regulatory termination fee. The WBD Board also noted the historically unprecedented $5.8 billion regulatory break fee by Netflix, or 8% of the equity value in the Netflix Merger, as compared to the $5.0 billion regulatory break fee, or 6.4% of the equity value in the Offer, and which would be further reduced by $4.3 billion given the costs noted above (to about 1% of the equity value at the Offer Price).

•

PSKY’s equity financing arrangements could create regulatory risks and delays that are not raised by the Netflix Merger. The regulatory risks associated with the Offer may be exacerbated by PSKY’s undisclosed equity syndication, which PSKY is not required to disclose to WBD and over which WBD has no consent right. The Offer proposes that the Revocable Trust and RedBird have full flexibility and discretion to syndicate any or all of their respective equity commitments between signing and closing, despite the risk that such transactions could require additional regulatory approvals that could delay or frustrate the closing. In addition, the amounts and other terms of equity participation by other investors – including with respect to governance rights – have not been disclosed by PSKY, and WBD has neither a consent right nor information rights with respect to such arrangements.

•

Although PSKY has proposed that the Revocable Trust would backstop any equity syndication, PSKY would not be required to close if such syndication results in a legal restraint that prohibits or restrains the closing of the Offer. The Offer references equity investments by three sovereign wealth funds, but neither the amounts nor terms of these investments are disclosed. In the PSKY December 1 Bid, PSKY proposed that the $37.2 billion of required equity funding would be provided by a consortium of seven investors, consisting of the Revocable Trust ($11.8 billion), RedBird ($300 million), Affinity

Partners ($200 million), the Public Investment Fund (Kingdom of Saudi Arabia) ($10 billion), L’imad Holding Company PJSC (Abu Dhabi) ($7 billion), Qatar Investment Authority (Qatar) ($7 billion) and Tencent ($1 billion). Although PSKY has suggested that any syndication would not trigger review by CFIUS, it is unclear whether regulatory filings and clearances under foreign investment or media merger laws of non-U.S. jurisdictions would be required. As noted, the President of the United States and CFIUS have broad authorities to review foreign investments subject to CFIUS jurisdiction, and the President’s national security findings in such a context are not subject to judicial review.

Media reports, including in the Financial Times, indicate that the Revocable Trust has already syndicated the majority of its equity commitment to multiple Middle Eastern sovereign wealth funds. Confirmation or details of any such syndication have not been provided in the Offer nor to WBD.

VI.

There are greater risks and losses for WBD and its stockholders if the Offer is accepted but then fails to close, than if the Netflix Merger fails to close. These risks could impact WBD’s financial condition, strategic flexibility and business operations and could be material to WBD’s future as an independent company.

•

Upfront requirement to pay the $2.8 billion termination fee. In order to accept the Offer, WBD would need to pay Netflix a $2.8 billion termination fee, which PSKY has not proposed to fund or reimburse. In addition, if WBD fails to recommend against the Offer within 10 business days after its commencement, that would constitute a “Change in Company Recommendation” under the Netflix Merger Agreement, which would give Netflix the right to terminate the Netflix Merger Agreement and require WBD to pay Netflix the $2.8 billion termination fee.

•

Limitations on WBD’s business during the interim period. As compared to the Netflix Merger, the Offer includes more onerous operating restrictions on WBD’s ability to conduct its business during the potentially lengthy period between signing and closing, which could impair its organic growth and ability to maintain its competitive position in the markets in which it operates. For example, WBD’s ability to enter into new content license agreements, to modify or enter into new affiliation agreements, or to refinance its $15.4 billion bridge loan are severely limited by the Offer. These restrictions, and many others, handcuff WBD’s businesses in numerous ways, for a long period.

PSKY suggests that WBD and its legal and financial advisors did not provide sufficient guidance on these issues. This is false. All bidders were provided with detailed term sheets for a potential transaction in mid-November, and thereafter with full drafts of all transaction agreements, well in advance of the December 1 binding bid date. Along the way, all bidders, including PSKY, had ample opportunity to engage with WBD’s legal and financial advisors regarding transaction terms, and were encouraged to do so. Multiple conversations occurred with PSKY’s legal and financial advisors during this period, as described above in “Background of the Offer and the Netflix Merger.” PSKY has now also had an opportunity to review the publicly filed Netflix Merger Agreement, but has not made a single change in the terms of the Offer to reflect the more favorable terms of the Netflix Merger Agreement.

If the Offer does not close for any reason, WBD’s business could be significantly impacted, and its value severely diminished by the terms of the Offer.

•

WBD financing cost of $1.5 billion. The restrictions on WBD during the interim period proposed by the Offer would prevent WBD, without PSKY’s consent, from complying with its contractual obligation to make a debt exchange offer that, if not undertaken by December 30, 2026, would require WBD to incur an approximately $1.5 billion financing cost. The Offer does not address this cost.

•

Effective prohibition on WBD’s ability to refinance its $15.4 billion bridge loan. The Offer would also prohibit WBD from refinancing its expiring bridge loan without PSKY’s consent, unless such refinanced indebtedness is mandatorily repayable at par, a term unlikely to be available in the open market. WBD’s bridge loan will mature in December 2026, and WBD will, absent the ability to refinance, be left with a large funded and expiring bridge loan in an uncertain market environment, hampered by refinancing requirements that would significantly limit its ability to effectively manage its balance sheet. The Offer does not address this risk.

•

Opportunity costs from abandoning the Separation and Distribution. The Offer would also require WBD to abandon its planned Separation and Distribution and, if the Offer ultimately fails to be consummated, WBD and its stockholders will incur opportunity costs and forfeit the substantial benefits of the Separation and Distribution over a prolonged period, including the certainty associated with completing the Separation and Distribution on the contemplated timeframe. PSKY has estimated that the Offer would take 12 to 18 months to be consummated, whereas the Separation and Distribution is expected to be completed in the next 7 to 10 months. In contrast, the Netflix Merger Agreement requires WBD to complete the Separation and Distribution potentially well in advance of closing the Netflix Merger, thereby providing WBD stockholders with near-term benefits of the Separation and Distribution in addition to those of the Netflix Merger.

•

Risks of employee retention. The WBD Board also considered the risk that WBD may experience more substantial losses of employees and talent during the pre-closing period if the Offer is accepted in lieu of the Netflix Merger, in light of PSKY’s announced target of realizing $6 billion in synergies, and given the overlapping nature of the studio, streaming and linear networks businesses of PSKY and WBD, as compared to Netflix.

•	Immaterial compensation received from regulatory termination fee after adjustment for costs to be borne by WBD. In the event of a regulatory failure, WBD would receive a smaller regulatory termination fee from PSKY ($5.0 billion) than from Netflix ($5.8 billion). Furthermore, in the event of a terminated PSKY transaction, WBD would have incurred $4.3 billion of additional immediate and near-term costs, as discussed above – namely, the $2.8 billion termination fee that WBD would have paid to Netflix to accept the Offer, plus the approximately $1.5 billion in financing costs. On a net basis, the regulatory termination fee that WBD would receive from PSKY would be reduced to $700 million, or less than 1% of the equity value of the Offer – an unacceptably low amount that is wholly inadequate to compensate WBD for the likely damage to WBD’s business, and to its stockholders.

•

More limited ability to recover damages. If the Offer fails to close due to a breach by PSKY, the WBD Board considered that it may be more difficult to recover damages from PSKY, particularly given PSKY’s comparatively small $15 billion market capitalization and substantial debt leverage. The Revocable Trust expressly limits its obligation to fund damages to a mere 7% of its equity commitment, even in the case of a willful breach. The Netflix Merger has no damages cap, and damages would be highly collectible, given Netflix’s significantly greater financial capacity.

VII.

The PSKY Merger Agreement contains onerous terms and conditions that are unfavorable to WBD in multiple respects when compared to the Netflix Merger Agreement. Among the many conditions to the Offer (in addition to PSKY’s ability to terminate or amend it, including the Offer Price in any way), the Offer requires that WBD enter into the PSKY Merger Agreement, which is essentially identical to the agreement previously submitted by PSKY on December 4, 2025, and was rejected by the WBD Board, and the entry into the Offer requires acceptance by WBD of this unfavorable merger agreement:

•

PSKY failed to address key concerns raised by WBD and its advisors. Despite extensive engagement over nearly three months among WBD, PSKY and their respective advisors, PSKY failed to address key concerns, and it consistently proposed more aggressive transaction terms that were significantly less favorable to WBD than those proposed, and agreed to, by Netflix. Furthermore, although PSKY has now had ample opportunity to review and compare the terms of the publicly filed Netflix Merger Agreement that are more favorable to WBD, PSKY has not proposed any revisions to PSKY Merger Agreement compared to the merger agreement it submitted to the WBD Board on December 4, 2025.

•	Less favorable terms of the PSKY Merger Agreement as compared to the Netflix Merger Agreement include the following:

Netflix	PSKY

Superior financing certainty through standard debt commitments, including the obligation to obtain alternate financing in the event the debt financing falls through, and no risk to WBD with respect to any equity financing in respect of the Netflix Merger.

Clear funding structure with certainty and clarity regarding the funding entities and all relevant parties bound by the regulatory efforts covenants and the “clear skies” provision.

Inadequate and unclear equity financing arrangements, as noted above.

Less restrictive interim operating covenants for WBD, including the ability for WBD to complete its debt exchange and refinancing transactions.

These covenants permit WBD to operate its business largely in the ordinary course and to preserve operations, retain employees, and retain and attract talent.

Extensive operational limitations on WBD during the interim period, including, for example, aggressive limitations on WBD’s material affiliation agreements, restrictions on WBD’s content-related budgets (for development, production and acquisition), an affirmative covenant requiring WBD to maintain all material franchise agreements, restrictions on content licenses above $10 million (a very low threshold for a business of WBD’s scale) and a flat prohibition on increasing compensation for senior executives (even in immaterial amounts).

Permits WBD to complete its contemplated debt exchange.	Prohibits WBD from executing its contemplated debt exchange offer without PSKY’s consent, which would require WBD to pay a financing cost of approximately $1.5 billion if not completed by December 30, 2026.

Permits WBD to refinance its bridge loan.	Prohibits WBD from refinancing its $15.4 billion bridge loan without PSKY’s consent. Without the ability to refinance its bridge loan, which will mature in December 2026, WBD could be left with a large funded and expiring bridge in an uncertain market environment.

Netflix	PSKY
Permits the Separation and Distribution to occur as promptly as practicable, and reduces opportunity costs for WBD in the event the Netflix Merger fails to close.	Prohibits the Separation and Distribution, which creates risk of a significant opportunity cost in the event the Offer fails to close.

Higher regulatory termination fee ($5.8 billion), which is the largest cash regulatory termination fee in a public M&A transaction.	Lower regulatory termination fee ($5.0 billion), which would be offset by the $2.8 billion upfront termination fee that WBD would need to pay to Netflix in order to accept the Offer and the approximately $1.5 billion financing cost that WBD would incur if it cannot execute its debt exchange offer as described above.

Less extensive representations and warranties, which reduces the risk that the closing condition for accuracy of representations and warranties could fail to be satisfied.	More extensive representations and warranties, which creates potential closing risk.

No damages cap in the event of a breach by Netflix.	$2.8 billion damages cap on equity funding available to PSKY in the event of a breach, the recoverability of which is limited for WBD given its lack of a direct enforcement right.

VIII.	WBD conducted a robust and highly competitive sale process that afforded PSKY ample opportunities to succeed, but PSKY repeatedly failed to submit the best proposal for WBD stockholders.

•

WBD held numerous meetings with PSKY over nearly three months. After the PSKY September 14 Proposal, Mr. Zaslav and Mr. Malone met with Messrs. L. and D. Ellison to discuss the terms of PSKY’s first proposal and suggested areas for improvement. Following WBD’s launch of the strategic alternatives review process, members of WBD senior management and WBD’s advisors engaged repeatedly and constructively with PSKY, including hosting management sessions with PSKY and its advisors, providing extensive confidential due diligence information, responding to numerous requests for additional information and holding a large number of calls and meetings between advisors. In addition, Mr. Zaslav met with Mr. L. Ellison and/or Mr. D. Ellison for multiple dinners and in-person meetings, in addition to video conferences and other communications, on numerous occasions.

•

PSKY submitted six proposals and received specific feedback on all but the last-minute PSKY December 4 Proposal, yet it was unable or unwilling to address WBD’s concerns. Contrary to PSKY’s complaints that it did not receive adequate feedback, WBD’s management team and advisors carefully reviewed each of PSKY’s proposals and provided specific feedback on value and terms. Ahead of the December 1, 2025 binding bid date, all bidders were informed that they should limit their comments on WBD’s draft agreements in order to provide the most actionable offer, and that the WBD Board would take into account the extent of revisions in evaluating the proposals. Despite that guidance, PSKY repeatedly submitted more onerous and extensive markups than any other bidder, and this was called to its attention by WBD’s legal advisors on more than one occasion.

PSKY also received direct feedback from WBD’s financial advisors regarding the financial terms of its offer, and was repeatedly told that its merger consideration was not competitive with other bidders. Issues regarding the PSKY equity commitments were raised by both financial and legal advisors to WBD with their respective PSKY counterparts. Mr. Zaslav delivered information consistent with this feedback directly to Mr. D. Ellison at various stages in the strategic alternatives review process. PSKY’s failure to produce a superior proposal on or prior to the December 1 binding bid date, or thereafter, reflects its own refusal to address known concerns and its unwillingness to propose terms that would be competitive to those agreed to by Netflix.

Given the highly competitive nature of the bid process, ahead of the December 1, 2025 binding bid date, all bidders were instructed that they should be in a position to immediately enter into definitive agreements should their proposal be selected by the WBD Board. PSKY submitted a last-minute proposal on December 4, 2025, a few hours before a scheduled WBD Board meeting. That proposal would have required significant further negotiations, which may not have been successful, and was not capable of being executed immediately. The proposed merger agreement delivered by Netflix on December 4, in comparison, was capable of immediate execution and would have been withdrawn if not accepted by the next morning.

PSKY has essentially remained entirely unresponsive to WBD’s feedback, and to the superior terms of the Netflix Merger Agreement. The Offer represents a coercive attempt by PSKY to force these unacceptable terms on WBD and its stockholders.

IX.	PSKY’s credibility is undermined by breaches of its contractual obligations and spurious threats of litigation.

•

PSKY has a track record of breaching its obligations to WBD. The WBD Board is aware that PSKY and its advisors on multiple occasions breached specific provisions of its non-disclosure agreement with WBD in order to, among other things, seek to receive confidential board information, concerns that were raised directly in a phone conversation between PSKY’s legal advisors and WBD’s legal advisors on November 23, 2025.

•

PSKY threatened WBD with unfounded allegations as a pressure tactic. The December 3 Quinn Emanuel Letter, which also promptly appeared in numerous media outlets in addition to being served on WBD and its advisors, accused WBD directors of “bias and beholdenness to others” and alleged management conflicts from personal interests in post-transaction roles. In fact, the only post-transaction roles discussed with WBD management by any bidder were the repeated offers that PSKY made to Mr. Zaslav for several hundred million dollars (to be co-CEO and co-chairman of PSKY). Mr. Zaslav refused to discuss those proposals with PSKY and disclosed them to the WBD Board. PSKY’s engagement of Quinn Emanuel, the same firm that Mr. Musk retained to seek to avoid closing the Twitter transaction, suggests a highly litigious posture rather than a constructive attempt to achieve a negotiated agreement in the best interests of WBD stockholders. Indeed, representatives of PSKY’s legal and financial advisors reached out separately to WBD’s legal and financial advisors on December 3 and 4, 2025 to indicate that, in their respective views, the December 3 Quinn Emanuel Letter should not have been sent, and was “not helpful” and a “mistake.”

X.	The quantity and nature of the Offer’s conditions create significant uncertainty and risk for WBD and its stockholders.

•

The numerous conditions set forth in the Offer create uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person —Tender Offer” above and in Annex A to this Statement, such conditions include:

•	the PSKY Merger Agreement Condition;

•	the Abandonment of Separation Condition;

•	the Minimum Tender Condition;

•	the Section 203 Condition;

•	the Competition Laws Condition;

•	the Injunction Condition;

•	the Material Adverse Effect Condition;

•	the Regulatory Material Adverse Effect Condition;

•	the Termination of Netflix Merger Agreement/Stockholder Vote Condition; and

•	the Compliance Condition.

PSKY has stated that it expects to require 12 to 18 months to obtain regulatory approvals, which are among the conditions to the Offer. Therefore, there is no reason for WBD stockholders to tender their shares prior to the Expiration Date. As noted above in Section I, the Offer is also subject to material change or amendment, including reduction in the Offer Price and other changes that may be highly adverse to WBD stockholders.

XI.	The Offer would deprive WBD stockholders of the long-term benefits expected to result from the Netflix Merger.

•	The potential value creation that may be realized by WBD stockholders by virtue of their holdings in Netflix following its acquisition of Warner Bros. includes:

•

Benefits of complementary scale that the combined company may enjoy as a stronger company than either WBD or Netflix individually, with the scale, breadth and capabilities to compete more effectively by bringing together Warner Bros.’ franchises, shows and movies and Netflix’s global reach and streaming service.

•

Run-rate synergies of at least $2.5 billion targeted to be achieved by the third year following the Netflix Merger, resulting in significant part from savings relating to SG&A and technology, and the majority of which is not driven by workforce/headcount reductions.

•

Future value of stock consideration based on the anticipated market capitalization of the combined company and the expectation that the value of the stock consideration received by stockholders as a result of the Netflix Merger would be buttressed by the significant public float and liquidity of Netflix Common Stock and the value-protective collar reflected in the Netflix Merger Agreement.

* * * * *

The foregoing discussion of the information and factors considered by the WBD Board is not meant to be exhaustive, but includes the material information and factors considered by the WBD Board in reaching its conclusions and recommendations. The members of the WBD Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of WBD and considered the advice of WBD’s independent legal and financial advisors and WBD management. In light of the number and variety of factors that the WBD Board considered, the members of the WBD Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the WBD Board was made after considering the totality of the information and factors involved. In addition, individual members of the WBD Board may have assigned different weight to different factors.

In light of the factors described above, the WBD Board, on behalf of WBD, has unanimously determined that the Offer is not in the best interests of WBD and WBD stockholders. Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders.

Intent to Tender

To the knowledge of WBD after making reasonable inquiry, none of WBD’s directors, executive officers, affiliates or subsidiaries intends to tender any shares of WBD Common Stock held of record or beneficially owned by such person pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

WBD has retained Allen & Company, J.P. Morgan and Evercore as WBD’s financial advisors in connection with WBD’s consideration of a possible transaction, including the Netflix Merger, the Offer and other matters. WBD has agreed to pay (i) Allen & Company an aggregate fee of $85 million for its services, of which $10 million is payable in connection with the rendering of an opinion, $30 million is payable no later than December 1, 2026 and $45 million is contingent upon consummation of the Netflix Merger, the Offer or certain other transactions; (ii) J.P. Morgan an aggregate fee of $85 million for its services, of which $5 million is payable in connection with the rendering of an opinion, $30 million is payable no later than December 1, 2026 and $50 million is contingent upon consummation of the Netflix Merger, the Offer or certain other transactions; and (iii) Evercore an aggregate fee of $55 million for its services, contingent upon consummation of the Netflix Merger, the Offer or certain other transactions. WBD also has agreed to reimburse Allen & Company, J.P. Morgan and Evercore for their respective expenses and to indemnify Allen & Company, J.P. Morgan, Evercore and certain related parties against certain liabilities, including under federal securities laws, arising out of their engagement.

Allen & Company, J.P. Morgan and Evercore have not been retained to make any solicitation or recommendation in connection with the Netflix Merger, the Offer, any other transactions or otherwise.

WBD has engaged Innisfree to assist it in connection with WBD’s communications with its stockholders in connection with the Offer. WBD has agreed to pay customary compensation to Innisfree for such services. In addition, WBD has agreed to reimburse Innisfree for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

WBD has also retained Joele Frank as its public relations advisor in connection with the Offer. WBD has agreed to pay customary compensation to Joele Frank for such services. In addition, WBD has agreed to reimburse Joele Frank for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except for Innisfree, neither WBD nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to WBD stockholders on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

Securities Transactions

Other than as set forth below, no transactions with respect to WBD Common Stock have been effected by WBD or, to WBD’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries, during the 60 days prior to the date of this Statement.

Transactions by Executive Officers and Directors

Name	Date	Number of Shares of WBD Common Stock	Price Per Share ($)	Nature of Transaction
Priya Aiyar	12/15/2025	267,165	$29.71	Shares withheld to satisfy tax withholding obligations related to the vesting of previously granted restricted stock units
Bruce Campbell	12/15/2025	9,495	$26.08	Shares withheld to satisfy tax withholding obligations related to the vesting of previously granted restricted stock units
Gunnar Wiedenfels	12/10/2025	150,402	$29.50	Sale pursuant to Rule 10b5-1 plan(1)

Gunnar Wiedenfels	12/10/2025	150,402	$25.70	Exercise of stock options granted in 2020(1)
Gunnar Wiedenfels	12/10/2025	92,592	$29.50	Sale pursuant to Rule 10b5-1 plan(1)
Gunnar Wiedenfels	12/10/2025	92,592	$29.08	Exercise of stock options granted in 2019(1)
Lori C. Locke	12/10/2025	4,122	$28.92	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	12/09/2025	5,000	$27.45	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	12/08/2025	5,000	$27.62	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	12/05/2025	5,000	$25.42	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	12/04/2025	5,000	$24.14	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	12/03/2025	5,000	$24.18	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	12/02/2025	5,000	$24.25	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	12/01/2025	5,000	$23.74	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	11/28/2025	5,000	$23.83	Sale pursuant to Rule 10b5-1 plan(2)
Lori C. Locke	11/26/2025	5,000	$23.25	Sale pursuant to Rule 10b5-1 plan(2)
Gunnar Wiedenfels	10/31/2025	222,210	$22.50	Sale pursuant to Rule 10b5-1 plan(1)

(1)	These transactions were made pursuant to a Rule 10b5-1 plan entered into on March 4, 2025.
(2)	These transactions were made pursuant to a Rule 10b5-1 plan entered into on August 28, 2025.

Item 7. Purposes of the Transaction and Plans or Proposals

As described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for Recommendation—Reasons for Recommendation,” WBD continues to pursue the Netflix Merger.

Except as described above or otherwise set forth in this Statement (including in the exhibits and annex attached to this Statement) or as incorporated in this Statement by reference, WBD is not now undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of WBD Common Stock by WBD, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving WBD or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of WBD or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of WBD.

Except as described above or otherwise set forth in this Statement (including in the exhibits and annex attached to this Statement) or as incorporated in this Statement by reference,

there are no transactions, resolutions of the WBD Board, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the following: (i) a tender offer or other acquisition of WBD Common Stock by WBD, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving WBD or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of WBD or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of WBD.

Item 8. Additional Information

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the estimated amounts of compensation for each of WBD’s named executive officers that is based on, or that otherwise relates to, the Offer. The potential payments in the table below are based on the Offer Price of $30.00 per share of WBD Common Stock and the following assumptions, which are made solely for purposes of this disclosure:

•	the consummation of the Offer occurs on December 31, 2025;

•	in connection with the consummation of the Offer, equity-based awards held by each named executive officer are treated as set forth in the PSKY Merger Agreement;

•	each named executive officer’s salary and target short-term cash incentive opportunities are those in effect as of the date of this Statement;

•	no named executive officer receives any equity grants or other awards (or forfeits any outstanding awards) on or prior to December 31, 2025; and

•

the employment of each named executive officer is terminated without “cause” or by the named executive officer for “good reason” (as such terms are defined in the relevant agreement), in either case, on December 31, 2025, immediately following the consummation of the Offer.

The amounts shown in the tables below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the actual consummation of the Offer, and do not reflect certain compensation actions that may occur after the date of this Statement but before the actual consummation of the Offer. As a result, the actual amounts received by a WBD named executive officer may materially differ from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
David Zaslav	$30,000,000	$537,668,436	$44,195	$567,712,631
Gunnar Wiedenfels	$5,891,600	$138,767,232	$266,283	$144,925,115
Bruce L. Campbell	$17,676,000	$120,751,138	$43,347	$138,470,485
Jean-Briac Perrette	$17,100,000	$150,282,582	$41,551	$167,424,133
Gerhard Zeiler	$11,302,695	$83,918,720	$—	$95,221,414

(1)

Cash. The amounts reported in this column reflect the aggregate value of the cash severance payments to which the named executive officers are entitled under their respective employment agreements (as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Benefits upon Termination of Employment”) in connection with a qualifying termination of employment (which, for Mr. Zeiler, is based on the exchange rate of 1.17 United States Dollars to 1 Euro recorded as of December 15, 2025). All cash severance payments are “double trigger” payments contingent on a qualifying termination of employment within 12 months following a change in control. The cash severance payments that WBD named executive officers are entitled to as a result of a qualifying termination are not enhanced if the qualifying termination follows a change in control. Such payments are subject to the named executive officer’s execution and delivery of a release of claims and, for each named executive officer other than Mr. Zaslav, continued compliance with applicable non-competition and non-solicitation covenants. The following table quantifies and further describes each component of each named executive officer’s cash severance entitlement assuming a qualifying termination occurred on December 31, 2025:

Name	Salary Severance ($)(a)	Bonus Severance ($)(b)	Total ($)
David Zaslav	$6,000,000	$24,000,000	$30,000,000
Gunnar Wiedenfels	$2,142,400	$3,749,200	$5,891,600
Bruce L. Campbell	$5,892,000	$11,784,000	$17,676,000
Jean-Briac Perrette	$5,700,000	$11,400,000	$17,100,000
Gerhard Zeiler	$4,065,718	$7,236,977	$11,302,695

(a)

The amounts reported in this column reflect the amount of each named executive officer’s cash severance entitlement determined by reference to base salary, as summarized above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Benefits upon Termination of Employment.” As of the date of this Statement, the Base Salary Continuation Period for Messrs. Campbell, Perrette and Zeiler is 24 months and the Base Salary Continuation Period for Mr. Wiedenfels is 12 months. If WBD were to extend the term of Mr. Wiedenfels’ employment agreement prior to its expiration in July 2026, such extension could increase his Base Salary Continuation Period up to a maximum of 24 months.

(b)

The amounts reported in this column reflect the portion of each named executive officer’s severance entitlement determined by reference to an annual bonus entitlement (“Bonus Severance”), as summarized above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Benefits upon Termination of Employment.” In addition, each named executive officer is eligible for payment of a pro-rata bonus for the year of termination, which for Mr. Zaslav, is based on actual performance and for the other named executive officers is based on target performance. Such amounts are not reflected in the above calculations because, on December 31, 2025, each named executive officer would have otherwise been eligible to receive a full annual bonus for calendar year 2025.

(2)

Equity. The amounts reported in this column reflect the aggregate cash value of the unvested WBD Options, unvested WBD RSUs and unvested WBD PRSUs held by each named executive officer as of December 31, 2025, in each case, based on the Offer Price of $30.00 per share of WBD Common Stock (which, in the case of WBD Options, is calculated as the difference between $30.00 and the applicable exercise price per option). As described in greater detail in “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Equity-Based Awards Held by Executive Officers,” in connection with the Offer, it is assumed that each outstanding equity-based award will be converted into an Assumed PSKY Equity Award in accordance with the PSKY Merger Agreement with the performance conditions applicable to any WBD PRSUs deemed to be settled as described above and in the footnotes to the table below. Mr. Zaslav’s CEO Options are “single trigger” awards that vest solely as a result of the consummation of the Offer. All other equity-based awards held by named executive officers are “double trigger” awards and the values reported below assume that the employment of each holder thereof was terminated in a qualifying termination on December 31, 2025. The following table quantifies the value (without regard to applicable tax withholding) of unvested WBD Options, unvested WBD RSUs, and unvested WBD PRSUs included in the aggregate values reported in this column:

Name	WBD Options ($)(a)	WBD RSUs ($)(b)	WBD PRSUs ($)		Total ($)
David Zaslav	$414,631,716	$—	$123,036,720	(c)	$537,668,436	(e)
Gunnar Wiedenfels	$14,156,344	$12,719,340	$111,891,548	(d)	$138,767,232
Bruce L. Campbell	$—	$—	$120,751,138	(d)	$120,751,138
Jean-Briac Perrette	$15,890,774	$13,640,670	$120,751,138	(d)	$150,282,582
Gerhard Zeiler	$—	$—	$83,918,720	(d)	$83,918,720

(a)

The amounts reported in this column exclude the value of vested and currently exercisable WBD Options, as well as Retirement-Vested Options, which, because of the applicable named executive officer’s retirement eligibility, would be retained by such executive following a voluntary or involuntary termination (other than for cause) and therefore the vesting of such options is not impacted because the assumed qualifying termination follows a change in control. The values of vested and currently exercisable WBD Options and Retirement-Vested Options held by named executive officers are detailed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Awards Held by Executive Officers of WBD.” All vested WBD Options held by Mr. Zaslav, and certain vested WBD Options held by Messrs. Wiedenfels, Campbell and Perrette, have an exercise price that is greater than the Offer Price and therefore are assumed to have been canceled for no consideration.

(b)

The amounts reported in this column exclude the value of Retirement-Vested RSUs, which, because of the applicable named executive officer’s retirement eligibility, would be retained by such executive following a voluntary or involuntary termination (other than for cause) and therefore the vesting of such RSUs is not impacted because the assumed qualifying termination follows a change in control. The values of Retirement-Vested RSUs held by named executive officers are detailed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Awards Held by Executive Officers of WBD.”

(c)

The amount reported in this column for Mr. Zaslav is determined assuming maximum-level achievement of the performance criteria applicable to his Unvested In-Progress PRSUs, as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Awards Held by Executive Officers of WBD.” The amount reported in this column for Mr. Zaslav excludes his Deferred PRSUs, which are already vested and have an aggregate cash value of $75,203,760.

(d)

The amounts reported in this column represent the aggregate value of the Unvested In-Progress PRSUs held by each such named executive officer calculated using the assumptions regarding attainment of the applicable performance-vesting criteria discussed above under “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Awards Held by Executive Officers of WBD.”

(e)	Does not include the potential value of any Follow-On CEO Awards, the terms of which are unknown as of the date of this Statement.

(3)

Perquisites/Benefits. The amounts reported in this column for named executive officers other than Mr. Zeiler represent the aggregate value of continued coverage under WBD’s group health plans or continued health coverage reimbursement benefits to which the named executive officers are entitled under their respective employment agreements (as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Benefits upon Termination of Employment”). For Mr. Wiedenfels only, such amount also reflects the estimated cost of providing repatriation benefits to him and his family pursuant to his employment agreement ($231,594).

Regulatory Approvals in Connection with the Offer

The United States

With respect to the United States, the Offer is subject to review by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). Under the HSR Act, the Offer may not be consummated until PSKY files a Notification and Report Form with the Antitrust Division and the FTC, and the statutorily mandated waiting period expires or is otherwise terminated. On December 11, 2025, WBD received letters from the FTC stating that PSKY filed its Notification and Report Forms with respect to the Offer with the Antitrust Division and the FTC on December 8, 2025, and that WBD’s Notification and Report Form with respect to the Offer is due on or before December 18, 2025. As a result, the initial waiting period applicable to the Offer expires at 11:59 p.m., New York City time, on December 23, 2025, unless terminated early or otherwise extended. However, before that time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer. If such a request is made, the waiting period would be extended until 11:59 p.m., New York City time, 10 calendar days after PSKY certifies substantial compliance with such request.

At any time before or after consummation of the Offer, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the Antitrust Division or the FTC, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights.

Other Jurisdictions

In jurisdictions outside the United States, the Offer would entail pre-closing filings to around 20 or more merger control authorities, to around 10 or more foreign investment control authorities, and to multiple broadcast, communications, and media authorities. In particular, the Offer would result in filings to authorities across South America, Asia, and Europe—including the European Union under both the Merger Regulation and the Foreign Subsidies Regulation. Merger control authorities may consider, for example, effects on competition if the Offer is consummated, foreign investment control authorities (including the European Union under the Foreign Subsidies Regulation) may consider, for example, economic security and the identity of equity investors, and broadcast, communications and media authorities may consider questions regarding, for example, media plurality and technical capabilities.

Under jurisdiction-specific laws, the Offer would require PSKY and WBD to submit notifications prior to closing, and authorities would have jurisdiction to conduct staged reviews, request information, pause their review, and issue governmental orders that could prohibit the Offer. The transaction contemplated by the Offer cannot be completed until PSKY and WBD obtain all necessary clearances or the applicable waiting periods have expired or been terminated in each applicable jurisdiction.

Timing Considerations

According to the Schedule TO, the Offer contemplates a range of 12 to 18 months to achieve all regulatory approvals that are closing conditions, with an initial period of 12 months and the possibility of two automatically triggered three-month extensions to obtain any outstanding authority approvals. The Offer provides that a transaction between PSKY and WBD would not be consummated in the event that an authority imposes a remedy that would reasonably be expected to have a material adverse effect on the combined company following the consummation of the Offer and the Second-Step Merger. Further, the Offer contemplates that PSKY would have sole discretion as to whether or not WBD would be required to offer or agree to a remedy, the effectiveness of which would be conditioned on the consummation of the transaction between PSKY and WBD.

If any action is taken before consummation of the Offer by any government or governmental authority, or if any required approvals, waivers or consents are not obtained, or obtained subject to condition, as a result of which any of the conditions described in “Item 2. Identity and Background of Filing Person—Tender Offer” would not be satisfied, PSKY and the Purchaser would not be obligated to accept for payment or pay for any tendered shares of WBD Common Stock pursuant to the Offer.

Regulatory Approvals in Connection with the Netflix Merger

The Netflix Merger is also subject to review by the Antitrust Division and the FTC, as well as certain other antitrust authorities in jurisdictions outside of the United States.

In the United States, the Netflix Merger Agreement states the parties will file Notification and Report Forms pursuant to the HSR Act with the Antitrust Division and the FTC within 25 business days of signing. The waiting period applicable to the Netflix Merger would expire at 11:59 p.m., New York City time, 30 calendar days after both parties file their Notification and Report Forms, unless the waiting period is terminated early or otherwise extended. However, before that time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Netflix Merger. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 30 calendar days after both of the parties have certified substantial compliance with such request.

At any time before or after consummation of the Netflix Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the Antitrust Division or the FTC, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Netflix Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights.

In jurisdictions outside the United States, the Netflix Merger will entail pre-closing filings to around 20 or more merger control authorities and to around 10 or more foreign investment control authorities. Filings are anticipated to authorities across South America, Asia and Europe—including the European Union under both the Merger Regulation and the Foreign Subsidies Regulation. Merger control authorities may consider, for example, effects on competition if the Netflix Merger is consummated, and foreign investment control authorities (including the European Union under the Foreign Subsidies Regulation) may consider, for example, economic security and the identity of equity investors.

The Netflix Merger will result in WBD and Netflix submitting notifications in the same way as described above as related to the Offer. Further, authorities will have similar jurisdiction to investigate, review, and seek to prohibit the Netflix Merger. The Netflix Merger cannot be completed until Netflix and WBD obtain all necessary clearances or the applicable waiting periods have expired or been terminated in each applicable jurisdiction.

The Netflix Merger Agreement provides for up to 21 months to achieve the necessary regulatory clearances, effected by an initial period of 15 months and the possibility of two automatically triggered three-month extensions to obtain any outstanding authority approvals. The Netflix Merger Agreement provides that Netflix is not required to take any action that would (i) individually or in the aggregate, reasonably be expected to have a material adverse effect on WBD, or (ii) affect Netflix’s business and operations. Under the Netflix Merger Agreement, WBD is not obligated to agree to any divestiture or other remedy not conditioned on consummation of the transaction or that affects the SpinCo Business.

Delaware Business Combinations Statute

Section 203 of the DGCL applies to the Second-Step Merger or any other “business combination” (as defined in the DGCL) involving PSKY or the Purchaser (and/or any of PSKY’s subsidiaries) and WBD. The DGCL could significantly delay PSKY’s or the Purchaser’s (and/or any of PSKY’s subsidiaries’) ability to acquire the entire equity interest in WBD. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL.

In general, Section 203 of the DGCL prohibits a Delaware corporation such as WBD from engaging, under certain circumstances, in a “business combination” (which is defined to include a variety of transactions, including the Second-Step Merger) with an “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not for purposes of determining the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.

Other State Takeover Laws

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Second-Step Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, PSKY might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, PSKY might be unable to accept for exchange any WBD Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Second-Step Merger. In such case, PSKY may not be obligated to accept for exchange any WBD Common Stock tendered. See “Item 2. Identity and Background of Filing Person—Tender Offer.”

Appraisal/Dissenters’ Rights

Solely for purposes of this “Appraisal/Dissenters’ Rights” section, the word “stockholder” means a holder of record of shares of WBD Common Stock, and “beneficial owner” means a person who is the beneficial owner of shares of WBD Common Stock held either in voting trust or by a nominee on behalf of such person.

No appraisal or dissenters’ rights are available in connection with the Offer. However, if the Second-Step Merger is consummated, the holders of record and beneficial owners of shares of WBD Common Stock immediately prior to the completion of the Second-Step Merger (other than WBD, with respect to shares held in treasury, or PSKY or any of its wholly-owned subsidiaries) who (i) did not tender their shares of WBD Common Stock in the Offer and continue to hold (or in the case of a beneficial owner, continue to beneficially own) their shares of WBD Common Stock through the effective date of the Second-Step Merger, (ii) demand an appraisal of such shares of WBD Common Stock and otherwise follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter validly withdraw their demand for appraisal of such shares of WBD Common Stock or otherwise waive, lose or forfeit their appraisal rights, in each case, in accordance with the DGCL, would be entitled to seek appraisal of their shares of WBD Common Stock by the Delaware Court of Chancery and receive payment of the “fair value” of such shares of WBD Common Stock as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the Second-Step Merger, together with interest (if any), to be paid upon the amount determined to be the “fair value.” The “fair value” could be higher or lower than, or the same as, the consideration payable in the Offer or the consideration payable in the Second-Step Merger (which is the same as the consideration payable in the Offer).

The “fair value” of any shares of WBD Common Stock could be based upon considerations other than, or in addition to, the price paid in the Offer or in the Second-Step Merger and the market value of such shares of WBD Common Stock. Stockholders and beneficial owners of shares of WBD Common Stock should recognize that the value so determined could be higher or lower than, or the same as, the amount of consideration payable in the Offer or in the Second-Step Merger. Moreover, the surviving corporation may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such shares of WBD Common Stock is less than such amount.

The preservation and exercise of appraisal rights require strict and timely adherence to Section 262 of the DGCL. If the Second-Step Merger is submitted to stockholders for approval at a meeting of stockholders, the notice of and procedures for exercising appraisal rights would be set forth in the proxy statement for the Second-Step Merger. Such notice would be given at least 20 days before the meeting and would notify stockholders as of the record date for notice of the meeting of the availability of appraisal rights. If the Second-Step Merger is effected as a short-form merger pursuant to Section 253 of the DGCL, the formal notice of appraisal rights under Section 262 of the DGCL would be set forth in an information statement. Under Section 262 of the DGCL, where a merger is approved under Section 253, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the record holders of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation. The notice of appraisal rights, whether in a proxy statement or in an information statement, must include either a copy of Section 262 of the DGCL or information directing such stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. (Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.)

The foregoing summary of the appraisal rights of WBD stockholders and beneficial owners under the DGCL if the Second-Step Merger is consummated does not purport to be a complete statement of the procedures to be followed by WBD stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

Going Private Transactions

Any business combination with PSKY, including the Second-Step Merger, would also need to comply with any applicable U.S. federal law. The SEC has adopted Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Second-Step

Merger or another business combination following PSKY’s purchase of the shares of WBD Common Stock pursuant to the Offer. According to the Schedule TO, PSKY believes that Rule 13e-3 should not be applicable to the Second-Step Merger; however, the SEC may take a different view in the event that nominees of PSKY constitute a majority of the WBD Board at the time of the Second-Step Merger. Rule 13e-3 requires, among other things, that certain financial information concerning WBD and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Legal Proceedings

Other than as set forth below, as of the date of this Statement, there are currently no legal proceedings pending against WBD relating to the Netflix Merger.

On December 8, 2025, following the announcement of the Netflix Merger, a proposed class action against Netflix was filed in the Northern District of California (Fendelander v. Netflix, Inc., No. 5:25-cv-10521). The proposed plaintiff class includes existing HBO Max subscribers who allege that the Netflix Merger will reduce competition in the U.S. subscription video-on-demand market. The lawsuit seeks, among other things, injunctive relief to enjoin the Netflix Merger under Section 7 of the Clayton Act. WBD is not a named defendant in the suit.

Important Information About the Netflix Merger and Where to Find It

This Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Statement may be deemed to be solicitation material in respect of the Netflix Merger. In connection with the Netflix Merger, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for Discovery Global. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE NETFLIX MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Netflix Merger.

Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the Netflix Merger when they become available.

Cautionary Statement on Forward-Looking Statements

Certain statements in this Statement, including statements concerning WBD, Netflix, PSKY, the Netflix Merger, the Offer, a possible business combination transaction with PSKY and other matters, constitute forward-looking statements. These statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the Netflix Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control. All written and oral forward-looking statements concerning the Netflix Merger, the Offer, a possible business combination transaction with PSKY or other matters addressed in this Statement and attributable to WBD, Netflix or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Statement.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the Netflix Merger may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Netflix Merger; (3) the risk that WBD stockholders may not approve the Netflix Merger; (4) the risk that the necessary regulatory approvals for the Netflix Merger may not be obtained or may be obtained subject to conditions that are not anticipated; (5) the risk that any of the closing conditions to the Netflix Merger may not be satisfied in a timely manner; (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the Separation and Distribution could cause a reduction to the consideration for the Netflix Merger; (7) risks related to potential litigation brought in connection with the Netflix Merger; (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected; (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and their businesses, operations, financial conditions and the industries in which they operate; (10) risks related to disruption of management time from ongoing business operations due to the Netflix Merger; (11) failure to realize the benefits expected from the Netflix Merger; (12) effects of the announcement, pendency or completion of the Netflix Merger on the ability of WBD and Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; (13) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the Netflix Merger; (14) negative effects of the announcement or the consummation of the Netflix

Merger on the market price of WBD and/or Netflix Common Stock; (15) risks relating to the value of the shares of Netflix Common Stock to be issued in the Netflix Merger and uncertainty as to the long-term value of Netflix Common Stock; (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the Netflix Merger, and on the other conditions to the completion of the Netflix Merger; (17) risks related to the potential impact of general economic, political and market factors on the companies or the Netflix Merger; (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms; (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company; (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD; (21) the risk that Discovery Global will incur significant indebtedness in connection with the Separation and Distribution, and the degree to which it will be leveraged following completion of the Separation and Distribution may materially and adversely affect its business, financial condition and results of operations; (22) the ability to obtain or consummate financing or refinancing related to the Netflix Merger or the Separation and Distribution upon acceptable terms or at all; (23) uncertainties as to how many WBD stockholders will tender their shares of WBD Common Stock in the Offer; (24) the conditions to the completion of the Offer, including the receipt of any required stockholder and regulatory approvals; (25) PSKY’s ability to finance the Offer and the indebtedness PSKY expects to incur in connection with the Offer; (26) the possibility that PSKY may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate WBD’s operations with those of PSKY, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Offer; and (27) the response of WBD, Netflix or PSKY management to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the Netflix Merger and the registration statement to be filed by Discovery Global in connection with the Separation and Distribution. WBD is not under any obligation, and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this Statement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Non-GAAP Financial Measures

This Statement includes financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), such as gross leverage and free cash flow, which WBD’s management believes is useful information for investors and WBD stockholders to evaluate the financial condition of a combined PSKY-WBD company and the Netflix Merger, as applicable. Gross leverage is calculated as gross debt of WBD and PSKY divided by total EBITDA of WBD and PSKY, based on (i) Wall Street consensus estimates of PSKY and WBD EBITDA and free cash flow metrics, (ii) PSKY’s proposed transaction terms in the PSKY October 13 Proposal and the Offer, as applicable, (iii) WBD management’s forecasts and (iv) certain other adjustments.

WBD is not able to provide a reconciliation of the non-GAAP forward-looking measures to comparable GAAP measures as, at this time, WBD cannot determine the occurrence or impact of the adjustments, such as the effects of any future synergies from a potential transaction that would be excluded from such GAAP measures. In addition, the non-GAAP forward-looking measures are based on information obtained from Wall Street equity research analysts. Accordingly, WBD is relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K to exclude these reconciliations.

Item 9. Exhibits

Exhibit No.	Description

(a)(2)(A)	Press Release of WBD, dated December 8, 2025 (filed pursuant to Rule 425 under the Securities Act of 1933 on December 8, 2025).

(a)(2)(B)	Press Release of WBD, dated December 17, 2025.

(a)(2)(C)	Warner Bros. Discovery, Inc. Email to Employees, dated December 17, 2025.

(e)(1)	Agreement and Plan of Merger, dated December 4, 2025, among Warner Bros. Discovery, Inc., Netflix, Inc., Nightingale Sub, Inc. and New Topco 25, Inc. (incorporated by reference to Exhibit 2.1 to WBD’s Form 8-K filed on December 5, 2025).

(e)(2)	Excerpts from WBD’s Definitive Proxy Statement on Schedule 14A, filed on April 23, 2025.

(e)(3)	Discovery, Inc. International Relocation Benefits, Long-Term Assignment Guidelines, effective January 1, 2022 (incorporated by reference to Exhibit 10.5 to WBD’s Form 10-K filed on February 24, 2022).

(e)(4)	Warner Bros. Discovery, Inc. Executive Benefit Summary (incorporated by reference to Exhibit 10.23 to WBD’s Form 10-K filed on February 23, 2024).

(e)(5)	Warner Bros. Discovery 2024 Incentive Compensation Program (incorporated by reference to Exhibit 10.21 to WBD’s Form 10-K filed on February 27, 2025).

(e)(6)	Warner Bros. Discovery Supplemental Retirement Plan amended and restated effective January 1, 2023 (incorporated by reference to Exhibit 10.21 to WBD’s Form 10-K filed on February 24, 2023).

(e)(7)	Amended and Restated Warner Bros. Discovery, Inc. Stock Incentive Plan (incorporated by reference to Appendix A of WBD’s Definitive Proxy Statement on Schedule 14A filed on April 19, 2024).

(e)(8)	Form of Warner Bros. Discovery, Inc. Restricted Stock Unit Grant Agreement for Employees (incorporated by reference to Exhibit 10.18 to WBD’s Form 10-Q filed on August 5, 2022).

(e)(9)	Form of Warner Bros. Discovery, Inc. Nonqualified Stock Option Grant Agreement for Employees (incorporated by reference to Exhibit 10.19 to WBD’s Form 10-Q filed on August 5, 2022).

(e)(10)	Form of Warner Bros. Discovery, Inc. Performance Restricted Stock Unit Agreement for Employees (incorporated by reference to Exhibit 10.25 to WBD’s Form 10-K filed on February 24, 2023).

(e)(11)	Form of Warner Bros. Discovery, Inc. Enhanced Restricted Stock Unit Grant Agreement for Employees (incorporated by reference to Exhibit 10.26 to WBD’s Form 10-K filed on February 24, 2023).

(e)(12)	Form of Warner Bros. Discovery, Inc. 2023 Special PRSU Agreement for Executives (incorporated by reference to Exhibit 10.5 to WBD’s Form 10-Q filed on May 5, 2023).

(e)(13)	Form of Warner Bros. Discovery, Inc. 2024 Special PRSU Agreement for Executives (incorporated by reference to Exhibit 10.4 to WBD’s Form 10-Q filed on May 9, 2024).

(e)(14)	Warner Bros. Discovery, Inc. 2013 Incentive Plan (as amended and restated effective May 10, 2018) (as further amended April 22, 2022) (incorporated by reference to Exhibit 10.2 to WBD’s Registration Statement on Form S-8 filed on April 22, 2022).

(e)(15)	Form of Discovery, Inc. Non-Qualified Stock Option Grant Agreement for Employees (incorporated by reference to Exhibit 10.31 to WBD’s Form 10-K filed on February 27, 2020).

(e)(16)	Form of Letter from Discovery, Inc. dated December 15, 2021 amending certain Nonqualified Stock Option Grant Agreement for Employees (incorporated by reference to Exhibit 10.30 to WBD’s Form 10-K filed on February 24, 2022).

(e)(17)	Form of Nonqualified Stock Option Grant Agreement for Employees updated as of January 1, 2022 (incorporated by reference to Exhibit 10.31 to WBD’s Form 10-K filed on February 24, 2022).

(e)(18)	Form of Discovery, Inc. Restricted Stock Unit Grant Agreement for Employees (incorporated by reference to Exhibit 10.32 to WBD’s Form 10-K filed on February 27, 2020).

(e)(19)	Form of Letter from Discovery, Inc. dated December 15, 2021 amending certain Restricted Stock Unit Grant Agreements (incorporated by reference to Exhibit 10.33 to WBD’s Form 10-K filed on February 24, 2022).

(e)(20)	Form of Discovery, Inc. Restricted Stock Unit Grant Agreement for Employees updated as of January 1, 2022 (incorporated by reference to Exhibit 10.34 to WBD’s Form 10-K filed on February 24, 2022).

(e)(21)	Form of Discovery, Inc. Enhanced Restricted Stock Unit Grant Agreement for Employees (incorporated by reference to Exhibit 10.36 to WBD’s Form 10-K filed on February 24, 2022).

(e)(22)	Form of Restricted Stock Unit Award (Substitute WarnerMedia Award) for Employees of Warner Bros. Discovery, Inc. Outside of the United States (incorporated by reference to Exhibit 10.35 to WBD’s Form 10-K filed on February 24, 2023).

(e)(23)	Summary of Non-Employee Director Compensation (incorporated by reference to Exhibit 10.39 to WBD’s Form 10-K filed on February 27, 2025).

(e)(24)	Warner Bros. Discovery, Inc. 2005 Non-Employee Director Incentive Plan (as amended and restated effective May 20, 2015) (as further amended April 22, 2022 and December 14, 2022) (incorporated by reference to Exhibit 10.37 to WBD’s Form 10-K filed on February 24, 2023).

(e)(25)	Form of Warner Bros. Discovery, Inc. 2024 RSU Grant Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.3 to WBD’s Form 10-Q filed on August 7, 2024).

(e)(26)	Warner Bros. Discovery, Inc. Non-Employee Directors Deferral Plan (incorporated by reference to Exhibit 10.1 to WBD’s Form S-8 filed on December 16, 2022).

(e)(27)	Warner Bros. Discovery, Inc. 2011 Employee Stock Purchase Plan (as amended April 22, 2022) (incorporated by reference to Exhibit 10.4 to WBD’s Registration Statement on Form S-8 filed on April 22, 2022).

(e)(28)	Amended and Restated Employment Agreement, dated July 16, 2018, between David Zaslav and Discovery, Inc. (incorporated by reference to Exhibit 10.2 to WBD’s Form 8-K filed on July 18, 2018).

(e)(29)	Form of David Zaslav Stock Option Agreement (incorporated by reference to Exhibit 10.1 to WBD’s Form 8-K filed on July 18, 2018).

(e)(30)	Amended and Restated Employment Agreement, dated as of May 16, 2021, by and between David Zaslav and Discovery, Inc. (incorporated by reference to Exhibit 10.4 to WBD’s Form 8-K filed on May 20, 2021).

(e)(31)	Letter amendment dated December 20, 2021, by and between David Zaslav and Discovery, Inc., amending the Amended and Restated Employment Agreement dated as of May 16, 2021 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 27, 2021).

(e)(32)	Letter amendment dated March 8, 2023, by and between David Zaslav and Warner Bros. Discovery, Inc., amending the Amended and Restated Employment Agreement dated as of May 16, 2021, as amended (incorporated by reference to Exhibit 10.2 to WBD’s Form 10-Q filed on May 5, 2023).

(e)(33)	Form of David Zaslav Stock Option Grant Agreement (incorporated by reference to Exhibit 10.5 to WBD’s Form 8-K filed on May 20, 2021).

(e)(34)	Form of Warner Bros. Discovery, Inc. Annual Performance Restricted Stock Unit Grant Agreement for David Zaslav (incorporated by reference to Exhibit 10.2 to WBD’s Form 10-Q filed on May 9, 2024).

(e)(35)	Form of Warner Bros. Discovery, Inc. Additional Performance Restricted Stock Unit Grant Agreement for David Zaslav (incorporated by reference to Exhibit 10.3 to WBD’s Form 10-Q filed on May 9, 2024).

(e)(36)	Aircraft Time Sharing Agreement, dated as of January 4, 2014, by and between David Zaslav and Discovery Communications, LLC (incorporated by reference to Exhibit 10.48 to WBD’s Form 10-K filed on February 24, 2023).

(e)(37)	Amendment to the Aircraft Time Sharing Agreement, dated as of August 1, 2018, by and between David Zaslav and Discovery Communications, LLC (incorporated by reference to Exhibit 10.49 to WBD’s Form 10-K filed on February 24, 2023).

(e)(38)	Second Amendment to the Aircraft Time Sharing Agreement, dated as of March 21, 2024, by and between David Zaslav and Discovery Communications, LLC (incorporated by reference to Exhibit 10.1 to WBD’s Form 10-Q filed on May 9, 2024).

(e)(39)	Aircraft Time Sharing Agreement, dated as of August 1, 2022, by and between David Zaslav and Warner Media, LLC (incorporated by reference to Exhibit 10.8 to WBD’s Form 10-Q filed on November 4, 2022).

(e)(40)	Employment Agreement, dated as of July 9, 2022, by and between Bruce Campbell and Discovery Communications, LLC (incorporated by reference to Exhibit 10.1 to WBD’s Form 8-K filed on July 14, 2022).

(e)(41)	Employment Agreement, dated as of July 11, 2022, by and between Gunnar Wiedenfels and Discovery Communications, LLC (incorporated by reference to Exhibit 10.2 to WBD’s Form 8-K filed on July 14, 2022).

(e)(42)	Employment Agreement, dated as of July 13, 2022, by and between Gerhard Zeiler and Turner International, Inc. (incorporated by reference to Exhibit 10.53 to WBD’s Form 10-K filed on February 24, 2023).

(e)(43)	Letter amendment to Employment Agreement, dated as of August 23, 2022, by and between Gerhard Zeiler and Turner International, Inc. (incorporated by reference to Exhibit 10.54 to WBD’s Form 10-K filed on February 24, 2023).

(e)(44)	Second Amendment to the Employment Agreement, dated May 13, 2024, by and between Gerhard Zeiler and Turner International, Inc. (incorporated by reference to Exhibit 10.1 to WBD’s Form 10-Q filed on August 7, 2024).

(e)(45)	Employment Agreement, dated as of August 2, 2022, by and between JB Perrette and Discovery Communications, LLC (incorporated by reference to Exhibit 10.9 to WBD’s Form 10-Q filed on November 4, 2022).

(e)(46)	Warner Bros. Discovery, Inc. 2025 Incentive Compensation Program (incorporated by reference to Exhibit 10.1 of WBD’s Form 10-Q filed on May 8, 2025).

(e)(47)	Third Amendment to the Employment Agreement, dated February 8, 2025, by and between Gerhard Zeiler and Turner International, Inc. (incorporated by reference to Exhibit 10.2 of WBD’s Form 10-Q filed on May 8, 2025).

(e)(48)	Form of Warner Bros. Discovery, Inc. 2025 Special PRSU Agreement for Executives (incorporated by reference to Exhibit 10.3 of WBD’s Form 10-Q filed on May 8, 2025).

(e)(49)	Form of Warner Bros. Discovery, Inc. Restricted Stock Unit Grant Agreement for Employees updated as of May 2025 (incorporated by reference to Exhibit 10.4 of WBD’s Form 10-Q filed on May 8, 2025).

(e)(50)	Form of Warner Bros. Discovery, Inc. Enhanced Restricted Stock Unit Grant Agreement for Employees updated as of May 2025 (incorporated by reference to Exhibit 10.5 of WBD’s Form 10-Q filed on May 8, 2025).

(e)(51)	Form of Warner Bros. Discovery, Inc. Nonqualified Stock Option Grant Agreement for Employees updated as of May 2025 (incorporated by reference to Exhibit 10.6 of WBD’s Form 10-Q filed on May 8, 2025).

(e)(52)	Form of Warner Bros. Discovery, Inc. Performance Restricted Stock Unit Agreement for Employees updated as of May 2025 (incorporated by reference to Exhibit 10.7 of WBD’s Form 10-Q filed on May 8, 2025).

(e)(53)	Amendment No.2 to Warner Bros. Discovery, Inc. 2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to WBD’s Form 8-K filed on June 3, 2025).

(e)(54)	Amended and Restated Employment Agreement between David Zaslav, Warner Bros. Discovery, Inc. and Discovery Communications, LLC, dated June 12, 2025 (incorporated by reference to Exhibit 10.1 to WBD’s Form 8-K filed on June 16, 2025).

(e)(55)	Form of David Zaslav Non-Qualified Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 to WBD’s Form 8-K filed on June 16, 2025).

(e)(56)	Employment Agreement between Gunnar Wiedenfels, Warner Bros. Discovery, Inc. and Discovery Communications, LLC, dated June 12, 2025 (incorporated by reference to Exhibit 10.3 to WBD’s Form 8-K filed on June 16, 2025).

(e)(57)	Form of Warner Bros. Discovery, Inc. 2025 RSU Grant Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.7 to WBD’s Form 10-Q filed on August 7, 2025).

(e)(58)	Letter Amendment to Employment Agreement between Bruce Campbell and Discovery Communications, LLC, dated July 27, 2025 (incorporated by reference to Exhibit 10.1 to WBD’s Form 8-K filed on July 31, 2025).

(e)(59)	Employment Agreement between Bruce Campbell and Warner Bros. Entertainment, Inc., dated July 27, 2025 (incorporated by reference to Exhibit 10.2 to WBD’s Form 8-K filed on July 31, 2025).

(e)(60)	Letter Amendment to Employment Agreement between Jean-Briac Perrette and Discovery Communications, LLC, dated July 31, 2025 (incorporated by reference to Exhibit 10.3 to WBD’s Form 8-K filed on July 31, 2025).

(e)(61)	Employment Agreement between Jean-Briac Perrette and Warner Bros. Entertainment, Inc., dated July 31, 2025 (incorporated by reference to Exhibit 10.4 to WBD’s Form 8-K filed on July 31, 2025).

(e)(62)	Letter Agreement between David Zaslav and Warner Bros. Discovery, Inc., dated November 7, 2025 (incorporated by reference to Exhibit 10.1 to WBD’s Form 8-K filed on November 13, 2025).

(e)(63)	Employment Agreement, dated as of January 9, 2025, by and between Priya Aiyar and Discovery Communications, LLC.

(e)(64)	Employment Agreement, dated as of November 15, 2023, by and between Lori Locke and Discovery Communications, LLC.

(e)(65)	Employment Agreement, dated as of July 2, 2025, by and between Amy Girdwood and Discovery Corporate Service Limited.

(e)(66)	Spin-Off Clarification Letter Agreement between Amy Girdwood and Discovery Corporate Service Limited, dated December 1, 2025.

(e)(67)	Form of Warner Bros. Spin-Off Clarification Letter Agreement.

(e)(68)	Form of Discovery Global Spin-Off Clarification Letter Agreement.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2025

Warner Bros. Discovery, Inc.

By:	/s/ Priya Aiyar
	Name:	Priya Aiyar
	Title:	Chief Legal Officer

ANNEX A

On December 4, 2025, Warner Bros. Discovery, Inc., a Delaware corporation (“WBD”), Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix (“Merger Sub”), and New Topco 25, Inc., a newly formed Delaware corporation and wholly owned subsidiary of WBD (“NewCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms of which, among other things, (i) a newly formed Delaware corporation and wholly owned subsidiary of NewCo will merge with and into WBD (the “Holdco Merger”) in accordance with Section 251(g) of the General Corporation Law of the State of Delaware, with WBD surviving as a wholly owned subsidiary of NewCo and with the stockholders of WBD immediately prior to the effective time of the Holdco Merger becoming the stockholders of NewCo at and immediately following the effective time of the Holdco Merger, and (ii) following an internal reorganization and the separation and distribution of WBD’s Global Linear Networks business and certain other assets as further described below, as a result of which WBD will hold the Streaming & Studios businesses of WBD (the “Retained Business”), Merger Sub will merge with and into WBD, with WBD surviving as a wholly owned subsidiary of Netflix (the “Merger”). For the avoidance of doubt, all references to WBD with respect to a matter occurring after the completion of the Holdco Merger will be deemed to be references to NewCo.

The boards of directors of WBD and Netflix have unanimously approved the Merger Agreement, including the Merger and the other transactions contemplated thereby, and the board of directors of WBD has resolved to recommend that WBD’s stockholders approve the Merger and adopt the Merger Agreement.

Separation and Distribution

Prior to the consummation of the Merger, WBD and a newly formed subsidiary of WBD (“SpinCo”) will enter into a Separation and Distribution Agreement substantially in the form attached to the Merger Agreement (the “Separation and Distribution Agreement”), pursuant to which WBD will, among other things, engage in an internal reorganization, including the Holdco Merger, whereby it will transfer to SpinCo its Global Linear Networks business (subject to certain deviations set forth on a schedule to the Separation and Distribution Agreement) and certain other assets, and SpinCo will assume from WBD certain liabilities associated with such business (the “Separation”). WBD will retain the Retained Business, and all other assets and liabilities not transferred to SpinCo, including WBD’s Streaming & Studios businesses (subject to certain deviations set forth on a schedule to the Separation and Distribution Agreement). Following the Separation and prior to the Merger, WBD will distribute all of the issued and outstanding common stock of SpinCo to the holders of outstanding shares of WBD common stock, par value $0.01 per share (the “WBD Common Stock”), on a pro rata basis (the “Distribution”) in accordance with the terms and subject to the conditions of the Separation and Distribution Agreement, which may be effected pursuant to a merger in which a wholly owned subsidiary of WBD is merged with and into WBD.

In connection with the Holdco Merger, NewCo will assume sponsorship of WBD stock plans and all WBD equity awards thereunder will be converted to NewCo equity awards, which will be further adjusted or converted in connection with the Separation and the Distribution (as described under Form of Employee Matters Agreement below). All references below to WBD equity awards herein will be deemed to be references to NewCo equity awards.

In connection with the transactions contemplated by the Separation and Distribution Agreement, WBD and SpinCo will enter into certain additional agreements, including an Employee Matters Agreement, an Intellectual Property Matters Agreement, a Tax Matters Agreement and a Transition Services Agreement (each as defined in the Merger Agreement and substantially in the form attached to the form of the Separation and Distribution Agreement), which will govern certain rights, responsibilities and obligations of WBD and SpinCo, respectively, with respect to the subject matter applicable therein in connection with the Separation and the Distribution. WBD and/or Netflix will also enter into certain commercial arrangements with SpinCo prior to the consummation of the Merger.

At the effective time of the Distribution, WBD will use commercially reasonable efforts to cause the net debt of SpinCo to equal a specified amount of indebtedness, which may be reduced by WBD in its sole discretion, resulting in a dollar-for-dollar reduction to the price per share of WBD Common Stock payable by Netflix at the effective time of the Merger (the “Effective Time”) (such reduction, the “Net Debt Adjustment”).

Merger Agreement

Effect on Capital Stock

Following the consummation of the Separation and the Distribution, at the Effective Time, subject to the terms and conditions of the Merger Agreement, each share of WBD Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of WBD Common Stock to be canceled in accordance with the Merger Agreement or as to which appraisal rights have been properly exercised) shall be converted into the right to receive (i) an amount in cash equal to $23.25, without interest (the “Cash Consideration”), and (ii) such number of validly issued, fully paid and nonassessable shares of common stock of Netflix, par value $0.001 per share (the “Buyer Common Stock”) equal to the Exchange Ratio (“Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”), plus cash in lieu of any fractional shares to which such share would otherwise be entitled. The “Exchange Ratio” will be determined based on the per share volume-weighted average trading price of Buyer Common Stock for the fifteen (15) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the closing date of the Merger (the “Average Buyer Stock Price”), and which will be (x) 0.0376, if the Average Buyer Stock Price is equal to or greater than $119.67, (y) the quotient obtained by dividing $4.50 by the Average Buyer Stock Price if the Average Buyer Stock Price is greater than $97.91 but less than $119.67 and (z) 0.0460, if the Average Buyer Stock Price is less than or equal to $97.91, in each case, subject to any Net Debt Adjustment.

Treatment of Equity Awards

Pursuant to the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of WBD Common Stock granted under any WBD stock plan (a “WBD Option”) that is (x) by its terms vested as of the Effective Time or (y) held by a former employee or service provider of WBD (each, a “Vested WBD Option”), in each case, with an exercise price per share of WBD Common Stock that is less than the sum (rounded to the nearest four decimals) of (1) the Cash Consideration plus (2) an amount in cash equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the Average Buyer Stock Price (the “Merger Consideration Value”), will be canceled in consideration for the right to receive the Merger Consideration (or, for any individual who holds any WBD equity award assumed and adjusted by SpinCo in accordance with the Employee Matters Agreement (each, a “SpinCo Award Holder”), the cash value thereof) in respect of the number of whole and partial shares of WBD Common Stock equal to (i) the product obtained by multiplying (A) the number of shares of WBD Common Stock subject to such Vested WBD Option immediately prior to the Effective Time, and (B) the excess of the Merger Consideration Value over the exercise price per share of WBD Common Stock subject to such Vested WBD Option, divided by (ii) the Merger Consideration Value (the “Net WBD Shares”) as if each Net WBD Share were one share of WBD Common Stock issued and outstanding immediately prior to the Effective Time.

At the Effective Time, each WBD Option that is outstanding and unexercised immediately prior to the Effective Time and that is not a Vested WBD Option (an “Unvested WBD Option”) with an exercise price per share of WBD Common Stock that is less than the Merger Consideration Value will be assumed by Netflix and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess of the Merger Consideration Value over the per-share exercise price for such Unvested WBD Option, by (ii) the total number of shares of WBD Common Stock subject to such Unvested WBD Option immediately prior to the Effective Time (the “Unvested WBD Option Consideration”), with such Unvested WBD Option Consideration remaining subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) that applied to the corresponding Unvested WBD Option immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for other administrative or ministerial changes as in the reasonable and the good faith determination of Netflix are appropriate to conform the administration of the Unvested WBD Option Consideration amounts and are not adverse to the holders) with respect to receipt of the Unvested WBD Option Consideration.

At the Effective Time, each WBD Option with an exercise price per share of WBD Common Stock that is equal to or greater than the Merger Consideration Value will be canceled without any cash payment or other consideration being made in respect thereof.

At the Effective Time, each award of restricted stock units corresponding to shares of WBD Common Stock granted pursuant to any WBD stock plan, including performance restricted stock units (a “WBD RSU”) that is vested in accordance with its terms as of the Effective Time or that is held by a non-employee member of the board of directors of WBD (each, a “Vested WBD RSU”), will be canceled and converted into the right to receive the Merger Consideration (or, for SpinCo Award Holders, the cash value thereof) with respect to each share of WBD Common Stock underlying such Vested WBD RSU.

At the Effective Time, each WBD RSU that is outstanding immediately prior to the Effective Time and that is not a Vested WBD RSU (each, an “Unvested WBD RSU”) will be assumed by Netflix and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration Value, multiplied by (ii) the total number of shares of WBD Common Stock subject to such Unvested WBD RSU immediately prior to the Effective Time (the “Unvested WBD RSU Consideration”), with such Unvested WBD RSU Consideration remaining subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) that applied to the corresponding Unvested WBD RSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for other administrative or ministerial changes as in the reasonable and the good faith determination of Netflix are appropriate to conform the administration of the Unvested WBD RSU Consideration amounts and are not adverse to the holders) with respect to receipt of the Unvested WBD RSU Consideration.

At the Effective Time, the total number of shares of WBD Common Stock that are subject to each Unvested WBD RSU that remains subject to performance-based vesting conditions as of the Effective Time will be determined by assuming, in respect of such WBD RSU, achievement at the greater of (x) target performance and (y) actual performance extrapolated through the end of the applicable performance period based on actual performance through the closing date of the Merger, determined by the board of directors of WBD or a committee thereof in good faith and consistent with past practice.

At the Effective Time, each deferred stock unit of WBD (a “WBD DSU”) that is outstanding immediately prior to the Effective Time will be assumed by Netflix and automatically converted into a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (A) the Merger Consideration Value by (B) the number of shares of WBD Common Stock subject to such WBD DSU immediately prior to the Effective Time (the “WBD DSU Consideration”), with such WBD DSU Consideration remaining subject to the same terms and conditions that applied to the corresponding WBD DSU immediately prior to the Effective Time (including with respect to timing of payment).

At the Effective Time, each notional investment unit with respect to shares of WBD Common Stock (a “WBD Notional Unit”) subject to WBD’s Non-Employee Directors Deferral Plan and WBD’s Supplemental Retirement Plan (each, a “WBD DC Plan”) that is outstanding immediately prior to the Effective Time will be assumed by Netflix and automatically converted into a notional unit with respect to a number of shares of Buyer Common Stock (a “Buyer Notional Unit”) equal to the product obtained by multiplying (A) the Equity Award Exchange Ratio by (B) the number of shares of WBD Common Stock subject to such WBD Notional Unit immediately prior to the Effective Time, with each such Buyer Notional Unit remaining subject to the same terms and conditions that applied to the corresponding WBD Notional Unit immediately prior to the Effective Time (including with respect to timing and form of payment), as set forth in the applicable WBD DC Plan, provided that WBD Notional Units held by SpinCo Award Holders will settle in cash. The “Equity Award Exchange Ratio” is determined by summing (i) the Exchange Ratio plus (ii) the fraction obtained by dividing the Cash Consideration by the Average Buyer Stock Price.

Representation and Warranties; Certain Covenants

The Merger Agreement contains customary representations and warranties of both WBD (relating to the Retained Business) on the one hand, and Netflix and Merger Sub, on the other hand, in each case generally subject to materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of WBD, including covenants relating to conducting the Retained Business in the ordinary course consistent with past practice and to refrain from taking certain actions without Netflix’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with such alternative transactions and, subject to certain exceptions, covenants to recommend that WBD’s stockholders approve the Merger and adopt the Merger Agreement (such recommendation, the “WBD Recommendation”). The Merger Agreement also provides for customary pre-closing covenants of Netflix, including certain actions that Netflix must refrain from taking without WBD’s consent.

Prior to the adoption of the Merger Agreement by WBD’s stockholders, the board of directors of WBD may, in response to an unsolicited third-party acquisition proposal received after the date of the Merger Agreement, withdraw, qualify, modify or propose publicly to do the foregoing with respect to the WBD Recommendation, or approve, recommend or otherwise declare advisable a Company Superior Proposal (as defined in the Merger Agreement), or cause WBD to terminate the Merger Agreement, subject to complying with notice requirements and other specified processes in the Merger Agreement, including giving Netflix the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a match right period, and paying Netflix the Company Termination Fee (as defined below) prior to or substantially concurrently with such termination.

WBD and Netflix have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable under applicable laws to consummate the Merger as promptly as practicable after the date of the Merger Agreement, including to obtain the required regulatory approvals for the Merger, and Netflix has agreed, if required to resolve or eliminate any impediments or objections that may be asserted with respect to the Merger, to certain commitments relating thereto.

Closing Conditions

Consummation of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the consummation of the Separation and Distribution in all material respects in accordance with the principal terms of the Separation and Distribution Agreement, (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of WBD Common Stock entitled to vote (the “WBD Stockholder Approval”) at a meeting of WBD’s stockholders duly called and held for such purpose (the “WBD Stockholder Meeting”), (iii) the authorization for listing on NASDAQ upon official notice of issuance of the shares of Buyer Common Stock issuable to the holders of shares of WBD Common Stock pursuant to the Merger Agreement and the effectiveness of a registration statement on Form S-4 with respect thereto, (iv) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of certain other mandatory waiting periods or receipt of certain other clearances or affirmative approvals of certain other governmental bodies, agencies or authorities and (v) the absence of any law or order, issued by a court or governmental entity of competent jurisdiction, restraining, enjoining, prohibiting or preventing the consummation of the Merger. Each of WBD’s and Netflix’s obligations to consummate the Merger is also subject to certain other conditions, including, among others, the compliance with pre-closing covenants by and accuracy of the representations and warranties of WBD (on the part of Netflix), on the one hand, and Netflix and Merger Sub (on the part of WBD), on the other hand (in each case, subject to certain qualifications) and the absence of certain changes that have had, or would reasonably be expected to have, a material adverse effect with respect to Netflix and the Retained Business of WBD, respectively. The consummation of the Merger is not subject to a financing condition.

Termination Rights and Fees

The Merger Agreement also provides for certain mutual termination rights. Subject to certain limitations, the Merger Agreement may be terminated by either Netflix or WBD (i) by mutual written consent, (ii) if the WBD Stockholder Meeting concludes without obtaining the WBD Stockholder Approval, (iii) if any governmental entity of competent jurisdiction issues, enacts, enforces or enters any order permanently enjoining or prohibiting the consummation of the Merger, and such order becomes final and non-appealable or (iv) subject to certain limitations, if the Effective Time has not occurred on or before 11:59 p.m., Eastern time, on March 4, 2027 (the “End Date”), subject to two automatic three (3)-month extensions if on both such dates all of the closing conditions, except those related to regulatory approvals and governmental orders, have been satisfied or waived. In addition, (x) the Merger Agreement may be terminated by Netflix (1) due to certain breaches by WBD of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights, or (2) if prior to the WBD Stockholder Meeting, the board of directors of WBD effects a change in the WBD Recommendation, and (y) the Merger Agreement may be terminated by WBD (A) due to certain breaches by Netflix of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights or (B) if prior to the WBD Stockholder Meeting, WBD determines to enter into a definitive agreement providing for a Superior Proposal.

If, prior to receipt of WBD Stockholder Approval, (i) the Merger Agreement is terminated by WBD in order to enter into a definitive agreement providing for a Superior Proposal, (ii) the Merger Agreement is terminated by Netflix because the board of directors of WBD has changed its recommendation that WBD stockholders adopt the Merger Agreement, (iii) the Merger Agreement is terminated by Netflix or WBD as a result of the WBD Stockholder Approval having not been obtained and, immediately prior to the WBD Stockholder Meeting, Netflix would have been entitled to terminate the Merger Agreement because the board of directors of WBD has changed its recommendation that WBD stockholders adopt the Merger Agreement or (iv) (x) after the date of the Merger Agreement, an acquisition proposal is publicly proposed or publicly disclosed prior to the WBD Stockholder Meeting (a “WBD Qualifying Transaction”), (y) the Merger Agreement is terminated (1) by Netflix or WBD as a result of the WBD Stockholder Approval having not been obtained or (2) by Netflix as a result of a willful breach by WBD of its covenants in the Merger Agreement and (z) concurrently with or within twelve (12) months after such termination, WBD (1) consummates a WBD Qualifying Transaction or (2) enters into a definitive agreement providing for a WBD Qualifying Transaction, then WBD will be obligated to pay Netflix a fee equal to $2,800,000,000 (the “Company Termination Fee”).

If the Merger Agreement is terminated by WBD or Netflix (i) if the Effective Time has not occurred prior to the End Date due to the closing conditions related to regulatory approvals and governmental orders not being satisfied, but all other closing conditions have been satisfied or waived (or have not been satisfied due to a breach by Netflix or Merger Sub of their obligations under the Merger Agreement) or (ii) due to an antitrust or foreign regulatory injunction permanently prohibiting the closing of the Merger, then Netflix will be obligated to pay WBD a termination fee equal to $5,800,000,000 in cash.

The Merger Agreement also provides that each party may seek to compel the other parties to specifically perform their obligations under the Merger Agreement.

Form of Separation and Distribution Agreement

In addition to the matters described above, the Separation and Distribution Agreement will provide that the Distribution is subject to satisfaction (or waiver by WBD in its sole and absolute discretion) of certain conditions. WBD will have the discretion to determine (and change, subject to prior written notice to, and under certain circumstances consent of, Netflix) the terms of the Separation and the Distribution and to determine whether to proceed with the Separation and the Distribution, subject to the obligation in the Merger Agreement for WBD to use reasonable best efforts to cause the Separation and the Distribution to be consummated in all material respects in accordance with the terms of the Separation and Distribution Agreement. Termination of the Separation and Distribution Agreement will require the consent of WBD and, unless the Merger Agreement has been terminated in accordance with the terms thereof, Netflix.

The Separation and Distribution Agreement will also set forth certain other covenants and agreements between WBD and SpinCo related to the Separation and the Distribution, including provisions concerning the termination and settlement of intercompany accounts and financing or refinancing certain indebtedness. The Separation and Distribution Agreement will also set forth certain covenants and agreements that govern certain aspects of the relationship between WBD and SpinCo following the Distribution, including provisions with respect to release of claims and indemnification.

Form of Employee Matters Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefit plans and programs and other related matters. The Employee Matters Agreement will also govern the treatment of WBD equity awards that are outstanding as of the Separation and the Distribution.

Pursuant to the Employee Matters Agreement, at the time of the Distribution, subject to certain exceptions, (i) each outstanding WBD equity award held by a current or former employee of WBD will be adjusted to reflect the impact of the Distribution such that the intrinsic value of such award is maintained, and (ii) each outstanding WBD equity award held by (a) a current or former SpinCo employee and granted prior to calendar year 2026 or (b) a member of the WBD board, will be converted into a SpinCo equity award and an adjusted WBD equity award that together have the same aggregate intrinsic value as the original WBD equity award from which they were converted. All adjusted WBD equity awards and SpinCo equity awards resulting from such conversion shall otherwise be subject to the same terms and conditions after the Distribution as were applicable to such WBD equity awards prior to the Distribution, except that any performance criteria that applied to a WBD equity award granted prior to 2026 shall be deemed to be satisfied as provided in the Employee Matters Agreement.

Form of Intellectual Property Matters Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Intellectual Property Matters Agreement, pursuant to which WBD and SpinCo and their respective affiliates will license the use of certain intellectual property, including certain cross-licenses for patents, software and other shared intellectual property (excluding content) to facilitate the continued use of shared intangible assets by each party and a 180-day trademark wind-up license to permit each party to wind up usage of the other party’s trademarks.

Form of Tax Matters Agreement

In connection with the Separation and Distribution, WBD and SpinCo will enter into the Tax Matters Agreement, which will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes incurred in connection with the Separation and Distribution and the transactions contemplated by the Merger Agreement.

Form of Transition Services Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Transition Services Agreement, pursuant to which WBD and SpinCo and their respective affiliates will provide to each other, on an interim, transitional basis, various services intended to support business continuity, facilitate operational integration, and ensure an efficient and orderly transition of responsibilities, systems and processes following the consummation of the Separation and the Distribution. Such services will include, among others, technology and operations (including IT, infrastructure, enterprise systems and media technology & operations), benefits, payroll, finance, legal, procurement, marketing, content operations, streaming technology, and other corporate services, and will be provided for in detail in schedules to the Transition Services Agreement.

Description of Merger Agreement Not Complete

The foregoing description of the Merger Agreement, including the forms of agreements attached as exhibits thereto, and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, including the forms of agreements attached as exhibits thereto, which is attached as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement, including the forms of agreements attached as exhibits thereto, has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Netflix, WBD, NewCo or SpinCo. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for purposes of the Merger Agreement, as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement and the parties expressly identified as third-party beneficiaries thereto, as applicable (except as expressly provided therein), are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Except as expressly provided in the Merger Agreement, stockholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Netflix’s and WBD’s respective public disclosures.